Exhibit 99.1

ANNUAL REPORT AND FINANCIAL STATEMENTS OF CNOVA N.V. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

IN ACCORDANCE WITH BOOK 2, TITLE 9 OF THE DUTCH CIVIL CODE

INDEX TO ANNUAL REPORT

Table of Contents

Index to Annual Report	2

INTRODUCTION	4

DIRECTORS’ REPORT	6

1. Our History	6

2. Company and Business Overview	7

3. Financial Overview	29

4. Risk Management and Risk Factors	41

5. Corporate Governance - the Dutch Corporate Governance Code	48

6. Board of Directors	50

7. Executive Officers	52

8. Board Structure	52

9. Director Independence	53

10. Board Evaluation	54

11. Remuneration Policy of Directors and the Non-Board Co-CEO	54

12. Remuneration of Executive Officers and Directors	55

13. Directors’ Service Contracts	58

14. Board and Other Management Committees	58

15. Diversity Policy	59

16. Conflict of interest	59

17. Related Party Transactions	59

18. Share Capital	68

19. General Meetings of Shareholders	70

20. Voting Rights	72

21. Agreements between shareholders known to us and which may result in restrictions on the transfer of securities and/or voting rights	73

22. Material agreements to which the Company is a party and which alter or terminate upon a change of control of the company	73

23. Anti-takeover Provisions	73

24. Amendment of Articles of Association	73

25. Dividends and Other Distributions	73

26. Responsibility Statement and In Control Statement	73

CONSOLIDATED FINANCIAL STATEMENTS	75

COMPANY FINANCIAL STATEMENTS	143

OTHER INFORMATION	150

1. Independent auditor’s report	150

2. Dividend rights	150

3. Major shareholders	150

4. Special voting shares	152

5. Events After the Balance Sheet date	154

6. Profit Appropriation	154

INTRODUCTION

In this annual report, the terms “Cnova,” “we,” “us,” “our” and “the Company” refer to Cnova N.V. and, where appropriate, its subsidiaries. Any reference to “our brands” or “our domain names” in this annual report includes the brands “Cdiscount,” “Extra,” “Casas Bahia,” and “Ponto Frio” and related domain names, which are either registered in the names of our Parent Companies or in the name of Cdiscount, Via Varejo or our Parent Companies as more fully described herein. Additionally, unless the context indicates otherwise, the following definitions apply throughout this annual report:

Name	Definition

Big C Supercenter	Big C Supercenter plc and its subsidiaries

Casino	Casino, Guichard-Perrachon S.A.

Casino Group

Casino, Guichard-Perrachon S.A. and its subsidiaries and, where appropriate, the controlling holding companies of Casino, including Rallye S.A. and Euris S.A.S. which are ultimately controlled by our chairman Jean-Charles Naouri

CBD	Companhia Brasileira de Distribuição and, where appropriate, its subsidiaries (together, commonly known as Grupo Pão de Açúcar, or GPA)

Cdiscount	Cdiscount S.A. and, where appropriate, its subsidiaries

Cdiscount Group	Cdiscount Group S.A.S. (formerly Casino Entreprise S.A.S.) and, where appropriate, its subsidiaries

Cnova Brazil or Nova OpCo	CNova Comércio Eletrônico S.A., a wholly owned subsidiary of Cnova owning the Brazilian non-food eCommerce businesses of CBD and Via Varejo following the completion of the Reorganization

Dutch HoldCo	Marneylectro B.V., a wholly owned subsidiary of Lux HoldCo, organized under Dutch law

Euris	Euris S.A.S.

Éxito	Almacenes Éxito S.A. and, where appropriate, its subsidiaries

Founding Shareholders

Casino, CBD, Via Varejo S.A., Éxito and certain current and former managers of Nova Pontocom. The interests of CBD, Via Varejo and the managers of Nova Pontocom in Cnova are held indirectly through Nova HoldCo, Lux HoldCo and/or Dutch HoldCo

Lux HoldCo	Marneylectro S.à r.l., a company organized under Luxembourg law and whose entire issued share capital is held by Nova HoldCo, CBD and Via Varejo

Nova HoldCo	Nova Pontocom Comércio Eletrônico S.A., following the completion of the Reorganization (as defined in “4.3 Risks Related to the Reorganization” and “2.2.2 The Reorganization”)

Nova Pontocom	Nova Pontocom Comércio Eletrônico S.A. and, where appropriate, its subsidiaries, prior to completion of the Reorganization

Parent Companies	Big C Supercenter, Casino, CBD, Éxito and Via Varejo, each of which is an affiliate of Cnova

Rallye	Rallye S.A. and, where appropriate, its subsidiaries

Via Varejo	Via Varejo S.A. and, where appropriate, its subsidiaries

Voting Depository	Stichting Cnova Special Voting Shares

We also have a number of other registered trademarks, service marks and pending applications relating to our brands. Solely for convenience, trademarks and trade names referred to in this annual report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Except for the trademarks and domain names licensed to us by our indirect shareholders CBD and Via Varejo, we do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this annual report is the property of its respective holder.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under “4 Risk Management and Risk Factors” in this annual report.

DIRECTORS’ REPORT

1.                                     OUR HISTORY

Cnova N.V. is a Netherlands public limited liability company (naamloze vennootschap) formed on May 30, 2014 under Dutch law. After a share subscription it entered into when Cnova was formed, the French company Casino initially owned all of Cnova’s issued share capital. Cnova’s corporate structure changed, however, shortly after its founding. Cnova and the Parent Companies completed a reorganization of the eCommerce businesses of the Parent Companies in France and Latin America on July 24, 2014, and of such eCommerce businesses in Asia on November 17, 2014. As a result of the Reorganization, we own or have the right to use a majority of the assets that were used, or held for use, in the eCommerce businesses of the Parent Companies, specifically Big C Supercenter, Casino, CBD, Éxito, and Via Varejo, and their subsidiaries. See “2.2 Organizational Structure.” Until this reorganization, Cnova had engaged in no business other than in preparing for our initial public offering that took place in November 2014, and had no assets (other than cash), subsidiaries or liabilities.

Although Cnova is a new entity, because of our links to the Parent Companies and subsidiaries, our history dates back to 1998, when the French company Cdiscount was founded. In 2000, Casino acquired a 60% stake in Cdiscount, increasing ultimately to 100%, as of December 31, 2014. Since beginning operations, our French business developed from a single website focused on offering CDs and DVDs into a diversified multi-channel eCommerce business, which expanded into a wide range of product categories such as consumer electronics and computers in 2001, wines in 2004, beauty products in 2009 and furniture in 2010. We began our operations in Brazil in 2008 with the launch of the company Ponto Frio.com—later part of CBD—and the launch of our eHub business, which offers eCommerce solutions to third-party retailers, including Nike and Hewlett-Packard. In 2009, we launched our first private label in France, Continental Edison. In 2010, we expanded our Brazilian eCommerce business by adding the Extra site and Casas Bahia site to our portfolio, and we also began operating Ponto Frio Atacado, a business unit focused on wholesale B2B. In 2011, we launched our French marketplace, which was seamlessly integrated into Cdiscount. In 2011, we also launched our first French specialty website, Comptoir Santé, which specializes in beauty products. In 2012, we established the Barateiro site, offering refurbished products for sale, we opened another specialty site in France, MonCornerDeco.com focused on home decor, and we also launched our Brazilian marketplace through the Extra platform. During 2014, we expanded our business into Colombia, Thailand, Vietnam, Ivory Coast, Cameroon, Ecuador, Panama, Belgium and Senegal, which we refer to as our international markets, and also launched a Cdiscount site in Brazil. In addition, using the same low-cost business model, we launched our Finlandek private label in France in 2014 and we raised our stake in the specialty website MonShowroom.com, which is focused on apparel, to obtain 100% control. At the end of 2014, Cdiscount launched moncornerbrico.com, an online seller of home improvement products for the Do-It-Yourself (“DIY”) consumer, and moncornerbaby.com, an online seller of infant care products and toys.

We have established ourselves as an eCommerce market leader in France and Brazil. Through our direct sales websites and marketplaces, we are able to reach a broad spectrum of customers and are focused on offering them attractive prices in a wide range of categories, including home appliances, consumer electronics, computers, home furnishings, leisure and personal goods. From 2008 to 2014, our GMV has experienced a compound annual growth rate (“CAGR”) of 25%. Over the same period, Cdiscount has experienced a GMV CAGR of 16.1%, and Nova Pontocom has experienced a GMV CAGR of 44.4%.

In November 2014, we listed our ordinary shares on the NASDAQ Global Select Market and on January 23 2015, our ordinary shares were admitted for listing and trading on Euronext Paris. We are registered with the Dutch Trade Register, and our registration number is 60776676. Our registered office is located at WTC Schiphol Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands. Our principal places of business are located at (i) Cdiscount S.A., 120-126, Quai de Bacalan CS 11584, 33067 Bordeaux Cedex, France, for which the telephone number is +33 5 55 71 45 00, and (ii) CNova Comércio Eletrônico S.A., Rua Gomes de Carvalho 1609, Vila Olimpia 04547-006, São Paulo SP, Brazil, for which the telephone number is +55 11 4949-8000.

Our website address is www.cnova.com. The information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, and its telephone number is (212) 894-8800.

2.                                     COMPANY AND BUSINESS OVERVIEW

2.1                              Business Overview

We are one of the largest global eCommerce companies, with operations in Europe, Latin America, Asia and Africa. Our current geographies represent over 550 million people. We partially measure our performance in gross merchandise volume (“GMV”), which is the total volume of merchandise sold over a given period of time on a customer-to-customer exchange website. For the year ended December 31, 2014, we had GMV of €4,516 million ($5,465 million), representing a 27% increase over GMV for the year ended December 31, 2013 on a current exchange rate basis.

We believe we provide our customers with the best value proposition through a low-cost business model that allows us to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the markets in which we operate.

As of December 31, 2014, we offered our 13.6 million active customers access to a wide and growing assortment of approximately 14 million product offerings through a combination of our direct sales and sales by third-party vendors. Our approximately 32 million placed orders in the year ended December 31, 2014 represented a 34% increase from the year ended December 31, 2013, while our active customers increased by 23% over the same period. Our most significant product offerings categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the best recognized in the markets in which we operate.

We are a leading eCommerce company in France, with 23% to 35% market shares as of December 31, 2014, in a number of our product categories, based on revenues. We believe we are the second largest eCommerce company in Brazil, with a GMV CAGR of 44.4% from 2008 to 2014 and an increase in Brazilian market share from approximately 8% to approximately 19% from 2008 through the first half of 2014, based on revenues. Brazilian market share and GMV CAGR data are not available for the second half of 2014.

Our business benefits from various relationships with our Parent Companies, which are part of the Casino Group, a leading global diversified retail group with total sales of € 48.5 billion ($58.7 billion) for the year ended December 31, 2014. We benefit from joint purchasing power, as well as their brand recognition, local market expertise, retail brick-and-mortar stores and retail logistics infrastructure. This enables us, among other things, to offer competitive pricing and appealing customer services relative to our competitors, including our Click-and-Collect delivery option whereby our customers can select a nearby location to pick up their purchased products. Our more than 18,000 Click-and-Collect locations across the markets in which we operate provide us with a competitive advantage. For example, during the 2014 fiscal year, in France, approximately 60% of our orders were delivered through Click-and-Collect, accounting for approximately 61.5% of our revenues in France.

By virtue of integration of our operations across geographies, we expect to accelerate cross-selling opportunities, cost efficiencies and sharing of best practices, which we believe will be drivers of profitable growth. For example, we expect increased purchasing power with international suppliers as a result of the increased size and strength of our business, savings from sharing of IT across our operations and opportunities for marketplace sellers and buyers to reach a wider audience. In addition, we expect to utilize the know-how and other experiences from the success of our French marketplace in order to develop and drive the profitability and traffic of our marketplaces in Brazil, Colombia and any other countries in which we may open marketplaces in the future. Similarly, we seek to leverage our expertise in data utilization to drive our profitability across the markets in which we operate.

2.1.1                    Our Business Model

Our business consists of customers purchasing from us through direct sales and purchasing from third-party vendors through our marketplaces. The combination of our direct sales and our marketplace businesses allows us to offer an extensive assortment of product offerings, which drives traffic to the sites that we operate under different brands. Our low cost direct sales business provides a strong foundation for our marketplace business, which represents a key driver of profitable growth for our company. The success of our marketplace in France provides us with the know-how and expertise to develop and drive the growth of our marketplaces in Brazil, Colombia, Thailand, Vietnam, Panama and any other countries in which we may open marketplaces in the future. Our ability to offer attractive pricing is facilitated in part by our proprietary software which can monitor the prices of products sold by our competitors multiple times per day and adjust our prices automatically according to an algorithm. An important part of our business model is to provide reliable fulfillment and fast and convenient delivery options to our customers. Our more than 16 years of experience in logistics and the relationships we have built with third parties, together with our ability to make use of the Casino Group’s retail network, allows us to offer appealing customer service options, such as Click-and-Collect, in both our direct sales and marketplace businesses.

As an eCommerce company, we make our product offerings and services available on various sites designed for computers and mobile devices, as well as through several apps. During the 2014 and 2013 fourth quarters, mobile placed order (including orders placed through mobile apps) value in France accounted for 22% and 14% of our placed orders value in France, respectively, and mobile placed order value in Brazil accounted for 4% and 10% of our placed orders value in Brazil, respectively. We are focused on the continuous development of our mobile platforms, as we expect sales from mobile devices to become an increasingly important part of our business.

In addition, our technology platforms allow us to gather customer data such that we are able to customize our customers’ browsing experience, reduce the average number of days we hold inventory and, in real time, manage our product pricing and monitor our net sales and margins. We are also focused on monetizing the customer data we gather through our advertising sales agencies, 3W Régie in France and Supernova in Brazil (the latter of which was launched in 2014), which sell targeted advertising space to third parties on our sites and the sites of their third-party clients. In 2014, we also launched Cosmos, a Brazilian initiative focused on monetizing customer and market data.

Our Brands

Our business includes multiple sites that operate under different brands. By differentiating our brands from each other we are able to reach a broad customer pool and we believe we have mass-market positioning.

Generalist Brands

The table below lists our current generalist business-to-customer (“B2C”) brands.

Brand Positioning	Current Markets	Primary Product Offerings	Brand Recognition
• Price Leader	• France • Brazil • Colombia • Thailand • Vietnam • Ivory Coast • Ecuador • Belgium • Senegal • Cameroon • Panama	• Computers • Consumer electronics • Home appliances • Home furnishings	• Top 15 retail brand (France, people under 35)
• One-stop shop with low prices	• Brazil	• Computers • Consumer electronics • Home appliances • Mobile devices	• 2014 Prêmios E-Commerce Brasil Best Website of the Year (Brazil) • #4 brand among Brazilian retailers
• Popular brand for the mass market	• Brazil	• Consumer electronics • Home appliances • Home furnishings • Mobile devices	• “Top of Mind” eCommerce brand (Brazil) • #1 brand among Brazilian retailers

• Higher-end focus	• Brazil	• Computers • Home appliances • Consumer electronics • Mobile devices	• #6 brand among Brazilian retailers • #1 “socially devoted” brand on Twitter in Brazil

We operate several generalist sites, including www.cdiscount.com in France, and www.casasbahia.com.br, www.extra.com.br and www.pontofrio.com.br in Brazil, which are among the best recognized in their respective markets. In October 2014, we also launched a Cdiscount site in Brazil, which is positioned as a retail outlet of the Brazilian Internet. We offer an extensive product assortment on all of our generalist sites, including, among others, home appliances, consumer electronics, home furnishings and personal goods. In addition, our Cdiscount sites in France, Colombia and Brazil, as well as our Extra, Casas Bahia and Ponto Frio sites in Brazil, each include a marketplace, providing our customers access to an even wider range of products through a seamless purchase experience on those sites.

Our brands each have a unique look and feel. On our Cdiscount sites, we post entertaining and lighthearted artwork and promotional videos that have become a hallmark of the brand. In Brazil, we aim to position our Extra, Casas Bahia and Ponto Frio brands in ways that allow customers to identify the eCommerce sites with each brand’s brick-and-mortar counterpart.

Specialty Brands

In addition to our main brands with generalist sites, we also operate several specialty sites in France, each of which focuses on a specific area. The table below lists our specialty brands.

Brand Positioning	Market	Primary Product Offerings

• Attractively priced health and beauty products	• France	• Health and beauty

• Higher end home decor with editorial content	• France	• Home decor

• Premium site with the latest fashion trends	• France	• Apparel

• Premium one-stop shop site for maternity products with delivery subscription service	• France	• Maternity

• Site with extensive DIY product range and tutorials/ advice	• France	• Home improvement

Our specialty sites complement the product offerings on our generalist sites. Unlike our generalist sites, our specialty sites target less price-sensitive customers by offering more premium brands and catering to vendors who may not want to sell on Cdiscount.com because of its price positioning. In this way, our specialty sites enable us to expand our potential pool of customers. In addition, our specialty sites generally offer higher-margin products than our generalist sites. As part of our direct sales business, most of our specialty sites benefit from the same technology platform, logistics and delivery capabilities and purchasing arrangements that are in place for our generalist sites. Leveraging these benefits, we launched MonCornerBrico.com and MonCornerBaby.com in 2014 and currently intend to launch five additional specialty sites by the end of 2015.

Direct Sales

Our direct sales business consists of customers purchasing products directly from us on our sites. We engage in direct sales in all markets in which we currently operate. When a customer purchases a product directly from us, we handle the processing, fulfillment and delivery of the order. We offer our customers a range of shipping and delivery options for products they purchase from us, including Click-and-Collect. As part of the Casino Group, we have access to large retail networks to serve as pick-up locations, giving us a distinct competitive advantage. See “2.1.4 Logistics.” We are also responsible for the sourcing of our direct sales products, taking the inventory risk, processing customer payments through our sites, preparing packages for shipment and delivery and providing customer service and support. In addition, in Brazil, we operate www.barateiro.com.br, a site on which we sell refurbished items. See also note 6 to our consolidated financial statements found elsewhere in this annual report for information relating to product sales from our direct sales business.

To source this wide variety of products, we employ a team of approximately 160 merchandising professionals who are specifically trained to cultivate and manage relationships with large international brands, such as Samsung, Apple and Whirlpool. See “2.1.1 Our Business Model - Our Product Categories.” In addition, because we have many suppliers in common with our Parent Companies and purchase jointly with them from some of those suppliers, we benefit from their purchasing power and vendor relationships in procuring part of our inventory. See “2.1.5 Suppliers.” The products sourced by us, together with those offered on our marketplaces, provide our customers access to an extensive product assortment through a seamless purchase experience on our sites. Many of our customers initially purchase products from a particular category, but as they discover the range of items available on our sites, they begin purchasing products from other categories. See “2.1.1 Our Business Model - Our Product Categories.” In addition, we utilize our direct sales business to generate traffic for our marketplace sellers, who rely on our sites to generate both traffic and visibility. Conversely, the traffic generated by our marketplaces also benefits our direct sales business.

Marketplaces

Our marketplaces enable customers to purchase products from a multitude of third-party sellers through a seamless purchase experience on our sites. In 2011, we launched our first marketplace, which is seamlessly integrated as part of Cdiscount.com in France and, building on its success, we established a marketplace as part of our Extra site in Brazil in 2013. We now operate additional marketplaces in Brazil on our Cdiscount, Casas Bahia and Ponto Frio sites and on our Cdiscount sites in Colombia, Thailand and Vietnam. In January 2015, we opened a new marketplace in Panama.

Our marketplace business has experienced rapid growth since its inception in 2011. Our marketplaces generated €512 million ($620 million) of GMV for the year ended December 31, 2014, or 11% of our total GMV. The GMV of our marketplaces increased approximately twofold since the year ended December 31, 2013. During that same period, the number of product offerings on our marketplaces increased to approximately 12 million from approximately 6 million, while the number of marketplace sellers increased to approximately 7,100 from approximately 3,200. See also note 6 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales (commissions) from our marketplace business.

Our marketplaces allow us to provide an extensive product offering to our customers, without us needing to maintain inventory levels or take inventory risk for those products. The wide assortment of products we are able to feature on our sites in this manner drives traffic to our sites, benefitting our direct sales offerings. At the same time, the strength of our brands and the size of our sites provide traffic and visibility to our marketplace sellers. In addition, the experience we have gained and continue to gain in successfully developing and operating our existing marketplaces can be used to open additional marketplaces in countries where we already have a presence or in new markets. Because of these factors and the attractive commissions we receive on marketplace sales, we see our marketplace business as an important driver of profitable growth for our company that can fuel expansion.

On average, we received commissions of 11% on sales made through each of our French and Brazilian marketplaces for the year ended December 31, 2014. In addition to the commission we receive on sales, we charge a subscription fee of €35.0 per month to marketplace sellers on our French marketplace. We attract sellers to our marketplaces in part through a team of employees who actively recruit new sellers to join our marketplaces in the countries in which we operate them.

We offer our marketplace sellers a number of attractive features. During 2014, we began offering fulfillment services to our third-party sellers in France to promote the competitiveness and growth of the Cdiscount marketplace. For a fee, we are able to handle storage, preparation, shipping and customer service on behalf of marketplace sellers who utilize this option, which enables such sellers to benefit from the competitive pricing we receive on shipping costs and our extensive network of pick-up locations in France. We plan to offer similar fulfillment services to marketplace sellers in Brazil.

In addition, we have begun a program whereby marketplace sellers with brick-and-mortar storefronts are able to offer an “immediate availability” delivery option to customers, based on geolocation. This option allows customers to go to a marketplace seller’s storefront to pick-up products purchased on the marketplace, rather than having the product shipped to their home or picking it up at a Click-and-Collect location. We believe we are the first eCommerce business to offer this “immediate availability” option in France, which reduces the waiting time customers would otherwise experience between the time an order is placed and their products are received. This program was launched in Bordeaux, France in 2013, in Nantes, Toulouse and Lyon, France in 2014 and in Marseille and Paris, France in 2015. We plan to expand it to other cities in the markets in which we operate, especially in France.

Our marketplace sellers in France are also able to benefit from sales analysis we offer, which includes data on their price position compared to other sellers in the marketplace, our projections on when that seller’s inventory will run low based on current sales rates and inventory levels as well as customer reviews about the seller that are submitted through our Cdiscount sites. We may provide similar services to marketplace sellers in our other markets in the future, including Brazil. In addition, our marketplace sellers benefit from the payment infrastructure on our sites and marketplace buyers benefit from our payment-in-installment option, which we believe is an attractive and flexible payment option.

We offer our marketplace sellers in Brazil the option to use a user- friendly open application programming interface, or an interface that is fully integrated with the solutions of a variety of eCommerce software providers most commonly used by sellers on the Brazilian market, in each case enabling sellers to easily manage their product offerings on our marketplace in Brazil. We believe we have one of the best integration solutions for the multiple eCommerce software providers, which will make our Brazilian marketplace an attractive option for a wide range of sellers seeking a larger customer pool for their products. We may explore using a similar marketplace interface in our other markets in the future, including in France, which would provide sellers the capability to easily offer products on multiple Cnova marketplaces. Moreover, we are able to monitor marketplace data in real-time to help sellers promote their products. In turn, this helps us identify market trends and informs our decision-making about product offerings for our direct sales business in Brazil.

We endeavor to provide the best shopping experience both to customers who purchase directly from us and who purchase through our marketplaces. On all of our marketplaces, we monitor the performance of our marketplace sellers to ensure they abide by the terms and conditions of being a marketplace participant, provide marketplace buyers with customer support, ship orders on time, and respond to customer queries in a timely fashion. Customers who purchase products in our marketplaces can submit a review of their marketplace experience and their satisfaction with the particular marketplace seller. If marketplace sellers do not comply with the terms and conditions of the agreement they entered into when joining our marketplaces, including our customer services standards, we have the ability to remove their products from our sites.

Other Businesses

In addition to direct sales to our customers and our marketplace business, we also have a number of other operations that we see as drivers of profitable growth. Our advertising sales agencies, 3W Régie and Supernova, use customer data we gather to sell advertising space on our sites to third parties. 3W Régie and Supernova focus on advertising sales across various channels of digital advertising, including display, direct marketing and mobile. In addition, our advertising sales agencies work with their own portfolio of external clients to collect customer data and sell targeted advertising space on the sites of those external clients to third parties. We earn a commission on advertising that is sold through 3W Régie and Supernova.

In addition to sales to consumers, we also operate B2B sites through our Cdiscount and Ponto Frio platforms, which focus on meeting the product needs of small and medium retailers at competitive pricing. Another component of our B2B business is eHub, whereby we offer eCommerce solutions to third-party retailers seeking to access the Brazilian market, including Nike and Hewlett-Packard, for whom we are the only Latin American retailer managing their Brazilian eCommerce websites. As part of our B2B business in Brazil, we also participate in the rewards programs of third parties, such as Brazilian airlines and banks. Customers are allowed to use the points they earn in such rewards programs to purchase products from us on our sites in Brazil.

Our Product Categories

As of December 31, 2014, we offered approximately 14 million products on our sites through our direct sales and marketplace businesses across a variety of categories as described below.

Consumer Electronics

Our consumer electronics category focuses on televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and home entertainment and stereo systems. In addition to third-party brands, we also sell various accessories related to these and other consumer electronic products. We also sell consumer electronics under our private labels, Continental Edison and Oceanic, including televisions and stereo systems.

Home Appliances

Our home appliances category focuses on small and large electric household appliances. We also sell various accessories related to these and other household appliances. Our major suppliers in this category include Samsung, Whirlpool, Electrolux and Haier.

Home Furnishings

The home furnishings product category focuses on furniture and accessories for bedrooms, living rooms, dining rooms, kitchens and home offices. We also sell gardening equipment, hardware tools, bedding, lighting fixtures and tableware. In addition to third-party products, we sell our private label furniture on our sites. In Brazil, our Parent Companies own Bartira, which is one of the largest Latin American furniture manufacturers. Bartira products are sold online exclusively on our Extra, Casas Bahia, Ponto Frio and Cdiscount Brazil sites. On our Cdiscount sites, we sell furniture under our Finlandek private label, which we plan to offer in Brazil in the future. Private label furniture products offer attractive margins and we are focused on promoting their sale on our sites. Because many of the products in our home furnishings category are large and heavy, customers in France often choose our highly differentiating Click- and-Collect delivery option when purchasing furniture on our sites. Our French network of pick-up-locations for large or heavy items, the vast majority of which are part of the Casino Group, is unique and gives us a competitive advantage over eCommerce competitors wishing to enter or gain market share in the home furnishings products category. For additional information on Click-and-Collect, see “2.1.4 Logistics - Shipping and Delivery.”

Computers

Our computers category focuses on desktop and laptop computers, computer screens, printers and scanners. We also sell various accessories such as keyboards and computer mice. Our major suppliers in this category include Samsung, Apple, Acer, Asus, Hewlett-Packard and Lenovo.

Personal Goods

Our personal goods category includes apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry.

Leisure

Our leisure category includes items such as toys, games, video games, video game systems, books and DVDs.

Other

We also offer a range of other products, including non-perishable groceries, wines, automotive products and personal care products.

The table below sets forth the percentage of GMV for each of the past three fiscal years for each of our product categories.

		% GMV for the Year Ended December 31,
Category	Products	2012	2013	2014
Consumer Electronics	Televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and stereo systems	27.5%	30.8%	32.1%
Home Appliances	Ovens, refrigerators, washer/dryers, dishwashers and small appliances	25.7%	24.5%	24.8%
Home Furnishings	Furniture and accessories, home decor, gardening equipment and tools	10.3%	11.5%	13.4%
Computers	Desktop computers, laptop computers, computer screens, printers, scanners, copiers and computer components	20.4%	16.7%	13.7%
Personal Goods	Apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry	5.7%	6.9%	5.6%
Leisure	Toys, games, video games, video game systems, books and DVDs	7.1%	6.1%	6.6%
Other	Non-perishable grocery items, wines, automotive products and personal care products	3.2%	3.6%	3.8%

2.1.2                    Our Markets

We are one of the largest eCommerce companies in the world, with operations in Europe, Latin America, Asia and Africa. We have leading eCommerce operations in France and Brazil, and launched operations in Colombia, Thailand, Vietnam, Ivory Coast, Ecuador, Belgium, Senegal and Cameroon in 2014 and in Panama in 2015. In 2014, our net sales were €3,474 million, as compared to €2,899 million and €2,650 million, on a pro forma basis, in 2013 and 2012 respectively, representing an increase of 20.0% from 2013 to 2014.

In each of our current markets, our business model focuses on providing the best value proposition and shopping experience to our customers, and leverages the presence of the Casino Group, a leading multi-national diversified retailer, with total retail sales of €48.5 billion ($58.7 billion) for the year ended December 31, 2014, and approximately 10,414 stores and 2,143 stores in France and Brazil, respectively. Replicating the strengths of this model, we intend to expand into other markets in Europe, Latin America, Asia and Africa in the future.

France

We have been operating in France since 1998 and, through Cdiscount, have grown to become a leading eCommerce company in France. As of December 31, 2014, we offered approximately 13 million products through a combination of our direct sales and marketplace businesses. As of the end of the 2014 fiscal year, we also held a 28% market share in France in technical goods, which included market shares ranging from 23% to 35% in IT products, small home appliances, consumer electronics and large home appliances and a 44% market share in televisions, according to GFK.

Our main competitors include FNAC, LDLC, and RDC, in particular with respect to small consumer electronics, such as mobile phones, cameras and computers, and in the case of Amazon and FNAC, also with respect to cultural products, such as books, music and DVDs. We also compete in France with MDG, with respect to home appliances, Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama in the home furnishings products category.

Our Click-and-Collect network of over 18,000 pick-up locations is larger than the networks of any of our competitors in France. We benefit from access to stores owned or franchised by members of the Casino Group, which account for more than 2,600 of our Click-and-Collect locations in France. As approximately 60% of our orders in France were delivered through Click-and-Collect during the 2014 fiscal year, accounting for approximately 61.5% of our revenues in France, we believe our extensive network provides us with a significant advantage over our competitors, in particular for heavy products, for which the vast majority of Click-and-Collect locations are part of the Casino Group network.

In 2014, our net sales for France were €1,605.5 million, as compared to €1,420.4 million in 2013 and €1,284.4 million in 2012. In 2014, our GMV for France was €2,311.8 million, as compared to €1,900.1 million in 2013 and €1,624.1 million in 2012. See also note 5 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales from our principal geographic markets.

Brazil

We have been operating in Brazil since 2008, and we believe we are the second largest eCommerce company in Brazil. As of December 31, 2014, we offered approximately 0.8 million products through our direct sales and marketplace businesses. Extra, Casas Bahia and Ponto Frio are among the 20 best retail brands in Latin America, according to Interbrand Group, and our eCommerce platforms for each of these brands have won numerous awards. In addition, we launched a Cdiscount site in Brazil in October 2014.

In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products. Our sales growth in Brazil has outpaced the growth in market share of our main competitors, growing from approximately 8.0% of the Brazilian market in 2008 to approximately 19.0% of the Brazilian market at the end of the the second quarter of fiscal year 2014, based on revenues. We have currently 100 Click-and-Collect locations with the opportunity for significant expansion based on the store network of our Parent Companies.

For the year ended December 31, 2014, our net sales in Brazil were €1,868.3 million, as compared to €1,478.5 million in 2013 and €1,365.4 million in 2012, on a pro forma basis, in 2013 and 2012 respectively. In 2014, our GMV for Brazil was €2,204.1 million, as compared to €1,663.6 million in 2013 and €1,501.0 million in 2012. See also note 5 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales from our principal geographic markets.

New Markets

In January 2014, we launched operations in Colombia through a partnership with Éxito and in Thailand through a partnership with Big C Supercenter, both members of the Casino Group. In February 2014, we launched operations in Vietnam through a partnership with the Casino Group’s operations in the country under the Big C brand. In June 2014, we launched operations in Ivory Coast and Ecuador, the former in partnership with Bolloré Africa Logistics, a company that has been working on the continent for over 50 years and owns and operates the leading integrated logistics network across 45 African countries. In September 2014, we extended operations to Belgium, which only required limited investments, as we serve our customers from France through the Cdiscount.com site. In addition, we also launched operations in Senegal in September 2014, and in Cameroon in December 2014, through our partnership with Bolloré Africa Logistics, and in Panama in January 2015. In Colombia, Thailand, Vietnam, Ivory Coast, Belgium, Senegal and Cameroon, we offer a wide range of products, including in the home appliances, consumer electronics, home furnishings, leisure and personal goods categories. In Ecuador and Panama, we offer products in the home appliances, consumer electronics, leisure and personal goods categories. We established a marketplace in Colombia concurrently with the launch of our direct sales operations in the country, and intend to establish marketplaces in other countries where we operate.

Our operations in Colombia, Thailand, Vietnam, Ecuador, Panama and Belgium benefit from our relationships with the Casino Group, while our operations in Ivory Coast, Senegal and Cameroon benefit from our partnership with Bolloré Africa Logistics. In Colombia, we are able to leverage our relationship with Éxito, which allows us to use warehouse space leased by them and deliver products to over 241 Click-and-Collect locations that are part of the Éxito retail network, a number we plan to expand in the future. In Thailand, we are using the Big C retail networks as 449 Click- and-Collect locations for our customers since November 2014. We have similar plans for Vietnam for 2015. In Belgium, our customers currently have access to approximately 665 Click-and-Collect locations for smaller items, and we plan to further expand this number in the future. In addition, we purchase together from suppliers with members of the Casino Group located in Colombia, Thailand and Vietnam, benefiting from their purchasing power and existing vendor relationships, particularly in Latin America where the Casino Group is the leading non-food retailer, and we have entered into service agreements with those members to operate our back office operations. In Ivory Coast, Senegal and Cameroon, we do not have fulfillment centers but we are able to leverage the logistics strength of Bolloré Africa Logistics and ship products located in our fulfillment centers in France to our customers in those markets. Bolloré Africa Logistics handles delivery of products in Ivory Coast, Senegal and Cameroon and charges us a fee. We are planning to open a warehouse by the end of 2015 in each of those countries. In Ecuador, we opened a fulfillment center at the end of 2014. Similarly, all orders from our customers in Belgium are shipped from our fulfillment centers in France.

For a geographic breakdown of our revenues for the past three fiscal years, see “3.2.2 Components of Statements of Income.”

Other Markets

We plan to expand into additional markets in Europe, Latin America, Asia and Africa. Our expansion strategy is focused on countries with close proximity to markets in which we currently have a presence, in which the Casino Group operates or in which we can establish strategic partnerships with third parties. This allows us to rely on our existing platform and leverage the Casino Group’s purchasing power, brand recognition, geographic footprint, local market expertise, and retail logistics infrastructure. In countries in which the Casino Group or one of our existing partners does not already operate, we will carefully evaluate potential partners and select only those we believe have intimate knowledge of the market in which we seek to expand and are able to assist us in effectively launching and profitably growing our operations. In addition, as we further expand our operations, we are able to build upon and benefit from prior expansion experience. For example, to establish a presence in Colombia and Ecuador, we developed a customer-facing platform in Spanish, which we will be able to utilize in any Spanish-speaking countries into which we expand in the future. As a result of this strategy, which leverages our relationships with the Casino Group, seeks strategic partnerships with well- established players and builds on our existing platforms, we believe that we are well-positioned for expansion into additional markets at relatively low costs and will be able to reduce the inherent risks involved.

2.1.3                    Sales and Marketing

Our marketing efforts are tailored to the markets in which we operate and are designed to retain our approximately 13.6 million active customers as of December 31, 2014, attract new customers, increase traffic to our sites, maximize our conversion rate and leverage our brand names. A substantial part of our net sales is generated through traffic from unpaid advertising channels, such as SEO, sending promotional emails and social media services. In Brazil, we also leverage the television and radio advertising campaigns of our Parent Companies, where our website addresses are displayed or named free of charge.

For the year ended December 31, 2014, the total number of orders placed by our customers was 31.7 million, an increase of 34.3% compared to 23.6 million orders placed by our customers for the year ended December 31, 2013, and the total number of items sold in placed orders increased by 27.9% over the same period, from 43.9 million for the year ended December 31, 2013 to 56.1 million for the year ended December 31, 2014.

In France, the total number of orders placed by our customers for the 2014 fiscal year increased by 30.1% compared to the 2013 fiscal year, and the total number of items sold in placed orders increased by 31.3% over the same period. In Brazil, the total number of orders placed by our customers for the year ended December 31, 2014 increased by 40.0% compared to the year ended December 31, 2013, and the total number of items sold in placed orders increased by 22.8% over the same period.

We believe that the strength of our brands translates into increasing and higher customer loyalty as evidenced by approximately 78.0% of our traffic being generated organically for the year ended December 31, 2014, compared to 63.5% for the year ended December 31, 2013.

In addition, as part of our business model, we aim to retain existing customers and attract new customers by offering competitive pricing on our large selection of available products, which allows us to limit our marketing and advertising spending. Our ability to deliver attractive pricing is aided in part by our proprietary software which can monitor the prices of products sold by our competitors multiple times per day and adjust our prices automatically according to an algorithm.

We complement our marketing efforts that focus on unpaid sources of traffic and leverage the strength of our brands and our price positioning with paid advertising, such as purchasing preferential placement and advertising space on popular search engines, including Google.

In addition to promoting our sites through unpaid and paid advertising channels, we focus on several other initiatives that are intended to retain existing customers, attract new customers and increase purchase frequency. For example, to promote customer loyalty, we have begun offering free shipping for a low annual fee. We have rolled out this initiative for our French operations through our CDAV program, which allows our customers to receive free home shipping on products that weigh less than 20 kilograms and are less than 170 cubic centimeters in size for an annual fee of €19.00, as compared to an average fee of approximately €7.74 for the express home delivery of such small and light products. We plan to implement similar programs in other markets. In addition, in Brazil, we participate in customer loyalty programs such as Clube Extra, which allows Extra customers to receive discounts on products at Extra retail stores as well as on our Extra sites, and MultiPlus, which allows customers to save points at a variety of stores and sites that can be exchanged for products, including products offered on our Ponto Frio sites. We also use proprietary algorithms and software that customizes our customers’ browsing experience on our sites. For example, a woman believed to be the mother of a newborn will be shown offers for strollers and diapers when she visits our sites, while a person believed to be a gamer will be shown offers for the latest games.

As a result of the above factors, our marketing spending is below the industry average. For the years ended December 31, 2012, 2013, and 2014 we spent €66.9 million, on a pro forma basis, €79.1 million, and €70.4 million, respectively, or 2.5%, on a pro forma basis, 2.7%, and 2.0% respectively, of our revenues, on marketing.

2.1.4                    Logistics

We offer our customers a range of shipping and delivery options, including our Click-and-Collect option whereby customers can select a nearby location to pick up products they purchase on our sites. Because we are part of the Casino Group, we have access to large retail networks to serve as exclusive pick-up locations, giving us a distinct competitive advantage. We are also focused on providing reliable and efficient fulfillment services, for which we use multiple warehouses. We have put in place tracking systems that provide our customers with updates on the status of their order at different steps in the fulfillment process. In addition, we invested in automation and custom design of some of our warehouse space to more efficiently process orders, which has also led to significant cost savings. Providing efficient and reliable fulfillment services and fast and convenient delivery options are key parts of our business model.

Fulfillment Centers

Offering fast shipping services and convenient delivery options to our customers is an important part of our business model. To serve our customers’ needs, we utilize 22 fulfillment centers (with a total storage space of more than 615,000 square meters), of which 12 are located in France (with a total of approximately 264,000 square meters), 7 in Brazil (with a total of approximately 347,000 square meters), and one in each of Colombia, Thailand, Ecuador and Vietnam. To support the growth of our business in Brazil, we recently opened two new warehouses in the states of Rio de Janeiro and Bahia. As part of the Casino Group, we benefit from being able to share warehouse space with our Parent Companies thereby achieving cost savings. During the fourth quarter of each calendar year, we typically lease additional temporary warehouse space to handle the increased order volume we receive during the holiday season. As of December 31, 2014, we stored approximately 324 million products at our fulfillment centers. The average amount of time that inventory stayed at our warehouses was 1.7 months. For the year ended December 31, 2014, we shipped, on average, approximately 108,000 packages per day from our warehouses, of which approximately 57,000 were shipped within France and approximately 50,500 within Brazil.

To efficiently process the large number of orders we receive, we have invested in automation and custom-designed some of our warehouse space. In France, we use various packaging machines and assembly-chain methods that are akin to production lines found at industrial plants, which has generated significant cost savings. In Brazil, automation is currently low and, based on our experience in France, we believe moving towards greater mechanization in Brazil may present an opportunity to reduce costs in the future. In addition, in both France and Brazil, we perform quality control tests on products and have IT control systems in place to monitor the warehouses we operate. We have also implemented electronic tracking systems, which provide customers with automatic status updates at different stages of the fulfillment process.

In order to grow our marketplace business, we began, for a fee, offering fulfillment services to our marketplace sellers in France during the first quarter of 2014. If a marketplace seller chooses to use our fulfillment services, the seller delivers their products to one of our warehouses, and we handle the fulfillment of any orders placed in our marketplace for such products. We have plans to offer similar fulfillment services to our marketplace sellers in Brazil. In addition, we offer fulfillment services to our eHub customers.

Shipping and Delivery

Offering our customers a range of convenient shipping and delivery options, as described below, is an integral part of our business model. In particular, in partnership with our Parent Companies, we are able to offer our customers an extensive network of Click-and-Collect locations in some of the countries in which we and our Parent Companies operate. Brick-and-mortar stores that are owned, operated or franchised by our Parent Companies serve as part of the network of pick-up locations we offer our customers. In many instances, our customers find the option of choosing to have their products be delivered to a pick-up location more convenient than home delivery. In addition to serving as a place for our customers to receive their orders, our pick-up locations help increase overall traffic within the Casino Group and provide cross-selling opportunities.

France

In France, we offer customers multiple options for delivering the products they purchase through our sites, including our French marketplace:

•                  Home Shipping.  For an average shipping fee of €5.13 ($5.75) for small and light orders, and €30.50 ($36.91) for orders of heavy or large products, customers can have products delivered to their home. As part of our CDAV customer loyalty program, however, for an annual fee of €19.00 ($22.99) customers receive free express home delivery within one day for small and light products. In addition to standard home shipping, we also offer express home delivery, which allows customers to receive small and light orders within one day for an average fee of approximately €12.98 ($15.71). We ship everywhere in France.

•                  Click-and-Collect.  We have a network of more than 17,500 Click-and-Collect locations in France for small and light products. Of those pick-up locations, over 2,200 are stores that are owned, operated or franchised by the Casino Group. In addition, we have a network of almost 600 Click-and-Collect locations in France for heavy or large products, of which approximately 400 are part of the Casino Group, to which we have exclusive access. The network of more than 18,000 Click-and-Collect locations allows our customers in France to choose a convenient pick-up location for delivery of their purchased products. Approximately 60% of orders are picked up at these in-store Click-and-Collect locations because of the convenience it offers. Of larger products, approximately 58% were picked up at Click-and-Collect locations during the year ended December 31, 2014. Because many orders do not fit through a mailbox, being able to make use of our pick-up network allows customers to avoid having to wait at home for a delivery and instead pick up products at their convenience. In addition, customers do not pay shipping charges for orders over €25 when they pick up a package at a Click-and-Collect location using our standard Click- and-Collect pick-up option. At approximately 11,000 Click-and- Collect locations, we also offer an express pick up option for small and light products where the customer’s products are ready to be picked up the next day for an average fee of €7.97 ($9.64). In the last quarter of 2014, we launched a program that offers our customers the option to pick up certain small and light products ordered through our sites at lockers placed at convenient locations throughout the country such as train stations or parking lots of some Casino Group stores. At the end of 2014, we launched an express delivery pick-up option for heavy or large packages within our existing Click- and-Collect network

We pay stores that are part of our Click-and-Collect network a fee for each product that is picked up at their location. The fee is similar for stores that are part of the Casino Group as for non-affiliated stores. In addition to the benefits Click-and-Collect offers our customers, it also reduces delivery costs. In 2014, Click-and-Collect enabled us to realize cost savings of 39% on delivery costs in France as compared to our home deliveries. For the year ended December 31, 2014, approximately 61.5% of our revenues in France were from Click-and-Collect sales.

•                  Immediate Availability (Marketplace Only).  In addition to shipping products to a customer’s home or to one of our pick-up locations, our marketplace sellers with brick-and-mortar storefronts are able to offer an “immediate availability” option to customers by selling in our marketplace the inventory in their stores. This option allows customers to obtain the products they ordered without having to wait for them to be delivered. Rather than having the product shipped to their home or picking it up at one of our pick-up locations after it has been shipped there, customers can go to a marketplace seller’s storefront to pick up products purchased on the marketplace shortly after they place their order online.

On average, packages are delivered within one to four days. For larger products, which are delivered on appointment, the delivery time may be longer.

Brazil

In Brazil, we offer customers the following options for delivering the products they purchase through our sites:

•                  Home Shipping.  The main delivery option we offer to our customers in Brazil is shipping the products they order on our sites to their homes. In addition to the more typical home shipping where the exact date and time a package is delivered depends on the carrier, in certain states in Brazil our customers also have the option to choose a scheduled delivery and have their package delivered at a time and date of their choosing. We ship everywhere in Brazil.

•                  Click-and-Collect.  With approximately 2,000 brick- and-mortar stores, CBD and Via Varejo, together, have one of the largest retail networks in Brazil. In 2014, we began a pilot program with a small number of stores that are part of their network as pick-up locations for small and light products. In the São Paulo state, the pilot program significantly reduced the delivery time; for example, in São Paulo city, the reduction was from four-day delivery to next-day delivery. We expanded to 100 pick-up locations within the network by the end of 2014. We believe we are the eCommerce company in Brazil with the largest number of affiliated retail stores to serve as pick-up locations. We currently do not pay a fee to pick-up locations that are part of the CBD and Via Varejo network, but CBD and Via Varejo may consider charging us a fee for use of their stores as pick-up locations in the future. We believe that, in the long term, the expansion of our Click-and-Collect program in Brazil could enable us to offer a differentiated service to the customer and realize cost savings on delivery costs in that market. In addition, such cost savings can be passed on to the customers, giving us a competitive advantage in pricing and making Click-and-Collect an even more attractive option for our customers.

•                  Lockers.  In 2014, we began a pilot program that offers our customers the option to pick up certain products ordered through our sites at lockers placed at convenient locations throughout the country. While the program currently has lockers installed in three stores and two shopping centers, its expansion will focus on the placement of additional lockers at strategic locations to complement the brick-and-mortar stores network.

As we further expand the number of pick-up locations and lockers in our network, we intend to explore making those delivery options available to sellers on our Brazilian marketplace. Currently, marketplace sellers only offer home shipping, including scheduled delivery.

Free shipping is common in Brazilian eCommerce. However, due to the country’s continental size, geography and the state of the infrastructure, shipping products in Brazil tends to be costly, and the market is moving away from offering shipping free of charge. We are working on implementing a new shipping strategy in Brazil, which will reduce free shipping offered to customers. Because of our multi-faceted approach that focuses on creating the best customer experience based not only on shipping charge, but also on price of the product, product selection, shipping speed, convenience of delivery options, convenience of the shopping experience, brand strength and reliable fulfillment, we believe we will be able to implement this new shipping strategy successfully and expect it will improve our gross margins.

We ship approximately 27% of our packages through the Brazilian postal service, Correios, and use more than 25 other shipping companies for the remainder of our Brazilian orders. The average delivery time in Brazil varies by region. In the southeast of the country, where approximately 67% of our sales in Brazil were generated for the year ended December 31, 2014, our average delivery time was approximately three to four days for smaller items. For larger items, the average delivery time was four to six days.

As we grow our operations, we believe we can leverage the scale of the Via Varejo logistics network. In 2014, approximately 77% of our deliveries in Brazil were within the operational radius of Via Varejo’s warehouses. We believe this presents cost savings opportunities for us in the future.

International.

In addition to offering shipping to customers’ homes in all countries in which we operate, we deliver products to approximately 240 stores in the Éxito network in Colombia, which serve as pick-up locations for our customers, and we plan to expand to additional stores in the future. In Thailand, we have access to approximately 250 locations of the Big C retail network, which is part of the Casino Group, and in Vietnam, we currently only offer home delivery, but we intend to utilize the Big C retail network to serve as pick-up locations for our customers. In Belgium, our customers currently have access to approximately 665 Click-and-Collect locations for smaller items, and we plan to further expand this number in the future.

2.1.5                    Suppliers

As of December 31, 2014, we had 2,781 suppliers, of which approximately 130 and 150 were also suppliers to our Parent Companies in France and in Brazil. From approximately 100 in France and 120 in Brazil of those common suppliers, we procured products together with our Parent Companies under equivalent purchasing terms and conditions. These joint purchases accounted for approximately 53.5% of our costs of goods sold for the year ended December 31, 2014. Purchasing together with our Parent Companies allows us to leverage our joint purchasing power, as a result of which we are able to obtain more favorable purchase terms from our suppliers and reduce our cost of goods sold. In France, we and the purchasing subsidiary of Casino have been negotiating and entering into sales agreements together with joint suppliers for several years. In Brazil, we began procuring with Via Varejo in 2013, which leads the local negotiations on our behalf. International negotiations are led by the Casino Group. In addition to purchasing alongside our Parent Companies, as a result of the Reorganization, we expect to be able to use our combined size to increase our leverage with international suppliers in the future, which coupled with purchasing alongside our Parent Companies, will enable us to improve our margins.

We are also able to access some of the same manufacturers that our Parent Companies use in their business through an agreement with Casino, which provides attractive terms for producing some of our private label furniture and fashion items. Further, as we have grown in size, we have increasingly moved away from purchasing products through wholesalers and, instead, purchase the majority of our inventory directly from suppliers, which has reduced our cost of goods sold.

Our business does not depend on any single supplier. For the year ended December 31, 2014, Samsung was our largest supplier and accounted for approximately 16.5% of our net sales.

2.1.6                    Payments and Credit

Payment Options

We offer a variety of payment methods to our customers, including payment-in-installments, credit card, debit card, PayPal and similar services, bank check, wire transfer, our brand-name credit cards and gift cards.

In France, through a joint venture with Banque Casino, we offer an attractive consumer financing option to our customers that allows them to pay for purchases on Cdiscount sites, including the marketplace, in four monthly installments, with the first installment being due on the date of purchase. When a customer chooses this option, Banque Casino pays us the full purchase price and assumes substantially all of the credit risk for all installments. We believe we are one of the largest eCommerce retailers in France to offer an installment option, which accounted for approximately 43% of our net sales for the year ended December 31, 2014.

In Brazil, customers using credit cards or PayPal have the option to pay for their purchases in up to 12 monthly installments. In addition, through a joint venture that CBD has entered into with Itaú Unibanco S.A., we offer an attractive longer term financing option to our customers that allows them to pay for purchases on our Brazilian sites in up 14 installments, without interest, or up to 24 installments, with interest. When a customer chooses to pay in installments, we have the option to be paid the full purchase price by the bank or credit card company at the time of purchase by the customer. The vast majority of our Brazilian sales are paid for in installments. However, the average number of installments in Brazil decreased from 9.2 for products sold through credit card transactions in January 2014 to 7.8 for products sold through credit card transactions in December 2014. Outside of the 24-month installment option, customers do not pay any interest or other fee either to us or their credit card company for paying in installments. Historically, we have discounted nearly all receivables in our Brazilian operations.

In Colombia, Thailand and Vietnam, where a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking, we also offer our customers the option to pay in cash on delivery, in line with market practice in those countries.

Cash pooling

On July 1, 2014, Cnova entered into a current account agreement with Polca Holding S.A. (“Polca Holding”), a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Cdiscount and certain of Cnova’s other European subsidiaries have also acceded to the current account agreement with Polca Holding. The purpose of the current account agreements is to improve the management of the parties’ working capital through (i) obtaining cash advances from Polca Holding to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Polca Holding. The parties have acknowledged that the cash flows under the agreements are driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance. In connection with the increase of our net sales by 19.8% from the year ended December 31, 2013 to the year ended December 31, 2014, and working capital needs associated with our growth, the current account agreement between Cnova and Polca Holding was amended on March 11, 2015 to increase the maximum size of the cash pool from €70 million to €250 million. There is no cap on the size of any given drawing from the cash pool. Including Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool increased from €260 million to €440 million.

Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the Euro OverNight Index Average (“EONIA”) per annum plus a margin of 0.50% if the cash balance is in favor of Polca Holding and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last day of each calendar month.

The term of the agreements is indefinite. Each party is entitled to terminate the relevant agreement at any time subject to ten-days prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Polca Holding or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

2.1.7                    Customer Service

Customer service is an integral part of our business model to provide the best possible shopping experience for our customers. Our sites include phone numbers, e-mail addresses, chat and social media options to allow customers to request information and to encourage feedback and suggestions. Customers who place orders through our marketplaces are also able to submit reviews of their buying experience with a marketplace seller.

We have more than 2,000 customer service representatives who are responsible for handling general customer inquiries, taking orders and investigating the status of orders, shipments and payments.

We endeavor to provide the best shopping experience both to customers who purchase directly from us and who purchase through our marketplaces. To that end, we monitor the performance of our marketplace sellers to ensure they abide by the terms and conditions of being a marketplace participant, provide marketplace buyers with customer support, ship orders on time, and respond to customer queries in a timely fashion. Customers who purchase products in our marketplaces can submit a review of their marketplace experience and their satisfaction with the particular marketplace seller. If marketplace sellers do not comply with the terms and conditions of the agreement they entered into when joining our marketplaces, including our customer services standards, we have the ability to remove their products from our sites.

Returns, which do not represent a meaningful part of our business, are typically handled through the same delivery channels we use to deliver products to our customers, and are processed at our fulfillment centers. Customers generally receive a voucher or are reimbursed for the products they return.

2.1.8                    Technology

Continual innovation through investment in technology is core to our business. We use our technology platforms to improve the experience of our customers, vendors and marketplace sellers, increase the purchase frequency and average order size of our customers and optimize the efficiency of our business operations. Our technology platforms use custom-built proprietary and third-party solutions to support our specific customer, vendor and marketplace seller requirements, including handling heavy traffic on our sites and providing quick and efficient fulfillment services to meet customer expectations. We believe we can quickly scale our technology infrastructure to accommodate changes in and the expansion of our business.

Technology Solutions

Our comprehensive set of custom-built technology solutions includes the following:

•                  eCommerce Platforms.  Our core eCommerce platforms have been developed to improve the experience of our customers, vendors and marketplace sellers on our sites and increase the purchase frequency and average order size of our customers. We currently operate integrated platforms with specific features for computers, tablets and smartphones. In France, we are developing and investing in a “responsive design” platform that will enable our websites to automatically adapt to the screen size of a computer or tablet, which will increase operational efficiency and streamline customers’ experiences across devices. Our customer facing platforms are easily modifiable by our sales and marketing staff, providing them the ability to quickly change promotion items without the need to involve IT staff, create new pages for new products or react to real-time customer data. We believe we have one of the best integration solutions for the multiple eCommerce software providers, which will make our Brazilian marketplace an attractive option for a wide range of sellers seeking a larger customer pool for their products.

•                  Mobile Platforms and Applications.  Customer activity on mobile devices is growing. We are investing significantly in mobile technology to increase sales to customers using mobile devices, and launched updated versions of several of our apps for Apple, Android and Windows Phone devices in 2013 and 2014. Our mobile platforms aim to create a convenient shopping experience for our customers, for example by making the purchase process more efficient for them by storing their profile and payment information for future purchases, and aim to provide helpful tools to marketplace vendors, for example by offering a mobile dashboard.

•                  Fulfillment Management Systems.  Our fulfillment management systems combine custom-built and third-party software to satisfy our unique needs in a flexible and efficient manner. Our systems allow us to efficiently manage inventory, track orders, fulfill orders and deliver products to our customers in a timely manner. Our fulfillment management systems are integrated with our customer messaging systems in order to provide real time information on order status and expected delivery date.

In addition to these custom-built solutions, email and other messaging services form a key component of our technology platforms. We provide daily promotional emails to millions of consumers in our customer database using third-party service providers. Our third-party email providers manage standard eCommerce customer communications, such as order and shipment confirmations, on a routine basis. In addition to email communications with our direct sales customers, in France, our email platform also supports marketplace sellers, as emails from their customers are passed through our systems to allow us to liaise between marketplace sellers and their customers and monitor service levels.

We currently utilize three data center hosting facilities located in Paris and Bordeaux, France, and Tamboré, São Paulo, Brazil. The data centers in France are duplicates of each other that simultaneously handle a majority of our data, and our data center in Brazil is backed up by a secure cloud computing data center. In case of a system failure at one of our data centers in France, we expect to be able to rely on the other data center in the country and, in case of a system failure in Brazil, we expect to the able to rely on the cloud.

Data Collection

We collect data from our customers to effectively promote our sites and products, which we accomplish through high-volume batch processing and multi-variable and multi-dimensional real-time analytics. We utilize our data mining and transaction, payment and behavioral data capabilities on our sites. We also use data collected from our marketplaces to help sellers and vendors promote their products. In addition, our advertising sales agencies, 3W Régie and Supernova, which operate screened off from the rest of our business to protect the confidentiality of their clients, use the customer data we and their other clients gather to sell targeted advertising space to third parties on our sites and the sites of their third-party clients. In 2014, we launched Cosmos, a Brazilian initiative focused on monetizing customer and market data.

Security

We are committed to operating a secure eCommerce business. We use various security methods in an effort to ensure the integrity of our networks and to protect confidential data collected and stored on our servers. For example, we use hierarchical levels of firewall technology to protect access to our networks and to our servers and databases on which we store confidential data. We have developed and use internal policies and procedures to protect the personal information of our customers. We test for unauthorized external access to the network daily, using automated services and conduct periodic audits performed by third-party IT security consultants. In addition, we use third-party providers to detect fraudulent payments.

Development Activities

Development activities are an important component of the investments we make in our technology and our business. Our primary development activities have been focused on our marketplaces, the expansion of our IT infrastructure, including the creation of both customer-facing and back office features for our sites, and other development projects, such as the development of our “immediate availability” delivery solution. In the years ended December 31, 2012, 2013 and 2014, we spent €20.5 million, on a pro forma basis, €31.6 million, and €44.6 million, respectively, on our development activities.

2.1.9                    Intellectual Property

Our intellectual property includes the content of our sites, our registered domain names and our registered and unregistered trademarks. We believe that the Cdiscount, Extra, Casas Bahia, Ponto Frio and other domain names we use in our business, as well as our Bartira, Finlandek, Continental Edison and Oceanic private labels, are valuable assets and essential to the identity of our business. We further believe that our technology infrastructure is an important asset of our business.

We rely on a combination of trademark, copyright and trade secret laws in France, Brazil and the other markets in which we operate, as well as contractual provisions, to protect our proprietary technology, domain names and brands. We have registered approximately 2,350 domain names. We also rely on certain domain names for Continental Edison pursuant to licensing agreements. We currently also have trademarks, including trademarks licensed to us, registered or pending in France, Brazil, Colombia, Thailand, Vietnam, Senegal, Ivory Coast and Cameroon for the Cdiscount, Extra, Casas Bahia, Ponto Frio and certain other brand names we use in our business. We further rely on copyright laws to protect software relating to our sites and our proprietary technologies, although we have not registered for copyright protection to date. We also enter into confidentiality agreements with our employees, vendors and marketplace sellers and seek to control access to and distribution of our proprietary information in a commercially prudent manner. In addition, we license third-party technologies that are incorporated into some elements of our technology.

The efforts we have taken to protect our intellectual property rights may not be sufficient or effective and, despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our sites without authorization. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Failure to protect our proprietary rights adequately could significantly harm our competitive position and operating results.

We have received in the past, and we anticipate receiving in the future, communications alleging that certain items posted on or sold through our sites violate third-party copyrights, marks and trade names or other intellectual property rights or other proprietary rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods. Any intellectual property claim against us, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and which we may not be able to perform efficiently or at all. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively.

2.1.10             Seasonality

2.1.11             Competition

The eCommerce business is highly competitive. We compete with both eCommerce businesses, including direct sales eCommerce platforms and marketplaces, and traditional retailers, including with their storefronts and eCommerce platforms. Our competitors vary per country and product category. In France, our main competitors include Amazon, FNAC, LDLC and RDC, in particular with respect to small consumer electronics, such as mobile phones, cameras and computers, and in the case of Amazon and FNAC, also with respect to cultural products, such as books, music and DVDs. We also compete in France with MGD, with respect to home appliances, Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama, in the home furnishings products category. In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products.

We believe that the main competitive factors in the eCommerce business include price, product selection, shipping speed and cost, convenience of delivery and payment options, convenience of the shopping experience, brand strength and reliable fulfillment. Some of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, greater financial, marketing and other resources, greater brand recognition and larger customer bases than we do. However, we offer competitive pricing and believe our network of Click-and-Collect pick-up locations provides us with a unique advantage over our competitors, in particular in the market for larger products. We believe we compete favorably across the other factors as well.

2.1.12             Government Legislation and Regulation

Our business is subject to laws and regulations related to the Internet, eCommerce, mCommerce, consumer protection, data privacy, data protection and IT. However, laws and regulations in this area are not fully settled and are currently undergoing rapid development. While this makes it difficult at present to fully ascertain to what extent new developments in the law will affect our business, there has been a trend toward increased consumer and data privacy protection. In addition, it is possible that general business regulations and laws, or those specifically governing the Internet, eCommerce or mCommerce, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

France

As an eCommerce business, our French operations must comply with various French and European laws and regulations, particularly those relating to consumer protection, online communication and website hosting services, Internet advertising and data privacy and protection.

Consumer protection  Under the terms of Articles L. 121-16 et seq. of the Code de la consummation, of French Consumer Code, implementing in France European Union Directive 97/7/CE of May 20, 1997 on the protection of consumers in respect of distance contracts, upon making a contractual offer, service providers and remote sellers must provide, among other things, consumers with information relating to the seller, delivery charges, terms of payment, delivery or performance, the existence of a return right, the offer’s validity period and price, as well as the timeframe within which the seller agrees to deliver the goods. This information must allow consumers to compare the various offers available online and must be disclosed in a clear and understandable manner. In addition, the information has to be confirmed in writing or in electronic format, no later than at the time of delivery.

The law dated March 17, 2014, n°2014-344, regarding consumption, also known as the Hamon Act and implemented in the French Consumer Code, has recently transposed into French law the provisions of European Union Directive 2011/83/EU on consumer rights. A decree dated September 17, 2014, implementing the Hamon Act, details the nature of the pre-contractual information that businesses must provide before parties enter into an agreement. This decree came into force on September 20, 2014. All distance contracts and off-premises contracts must include mandatory specifications, in particular concerning the essential characteristics of the goods or service and the conditions for consumers to exercise their return rights, providing a standard return form. In addition, the Hamon Act extended the return period from 7 to 14 days and provided a strengthened duty of information to the benefit of consumers. Furthermore, when the right to return is exercised, the seller shall reimburse all payments received from the consumer within 14 days from the day on which the consumer withdrew from the contract. Lastly, in the absence of any timeline set forth in the contract, a professional seller must deliver the goods or supply the service within 30 days of the conclusion of the contract. Failing this, the consumer is entitled to terminate the contract and the professional seller will have to reimburse all amounts paid, plus interest in the event of extended delays.

Under the terms of Articles L. 121-1 et seq. of the French Consumer Code, consumers are also protected against all advertising comprising, in any form whatsoever, representations, information or presentations that are false or likely to mislead, in the case where such advertising covers, among other things, the quantity, mode and date of manufacture, properties, price and terms of sale of goods or services that are the subject of such advertising.

French Law No. 2004-575 of June 21, 2004 on Trust in the Digital Economy (Loi pour la confiance dans l’économie numérique or the “LCEN”), implementing in France the European Union Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market, also provides that even if certain obligations under an agreement between a seller and a consumer were to be performed by a third party, the seller remains directly and fully liable to the consumer for any such services. In addition, the LCEN incorporated into the French Civil Code a uniform online purchasing procedure, known as the “double click” procedure, which provides that, prior to confirming an order, consumers must be able to check the order’s details, including the total price, and have an opportunity to correct any errors. In addition, sellers have to send order confirmations to consumers.

The French Monetary and Financial Code, as amended by Law No. 2009-866 of July 15, 2009, provides that in the case of an unauthorized payment transaction notified by a consumer, such consumer’s payment service provider shall immediately refund to such consumer the amount of the unauthorized transaction and, where applicable, shall restore the debited payment account to the state in which it would have been had the unauthorized payment transaction not taken place. In the case of an unauthorized payment transaction following the loss or theft of a payment instrument, the consumer’s payment service provider can seek from the seller the losses associated with the use of the lost or stolen instrument.

Online communication and website hosting services.  The LCEN sets out the rules for the liability of Internet service providers, website editors, e-merchants and website hosting companies, notably dealing with how eCommerce and encryption are managed.

The LCEN makes direct or indirect identification compulsory for publishers of online communications services and distinguishes between editors of online communication services and website hosting service providers. The LCEN requires editors of online communications services to provide certain identification information, with more limited obligations imposed on editors of non-business related online communications services. All editors of online communication services are subject to a general obligation to monitor the information made publicly available through their websites. Editors may be held liable in tort for the content of such information, or in certain cases, for example, slander, may be subject to criminal sanctions.

Under sections 6-I-2 and 6-I-7 of the LCEN, website hosting service providers have neither a general obligation to monitor the information that they transmit or store, nor a general obligation to actively seek facts or circumstances indicating illegal activities. The LCEN clearly provides that website hosting service providers cannot be held civilly liable for illicit content stored, absent actual knowledge of the illicit nature of such content or of facts or circumstances evidencing illegality. In addition, website hosting service providers are required under the LCEN to obtain and retain for one year information identifying authors of content, including but not limited to user and connection data, and may be required by judicial order to provide such information to the authorities. The information such website hosting providers are required to obtain and retain is set forth in Decree n°2011-219 of February 25, 2011. The validity of such Decree was confirmed by the Conseil d’État on November 20, 2013. However, in a decision rendered on April 8, 2014, the European Court of Justice ruled that the European Directive 2006/24/EC of March 15, 2006, on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC, or the Retention Data Directive, was no longer valid. The invalidity of the Retention Data Directive may impact a number of French provisions, including Decree n°2011-219.

Internet advertising.  In France, Law n° 93-122 of January 29, 1993, or the French Transparency Law, imposes certain transparency and disclosure obligations on purchasers of advertising space, their intermediaries and vendors of advertising space. The French Transparency Law applies to the extent the advertising message is disseminated for the benefit of a French company and is primarily received in France and establishes restrictions on payment terms and conditions. In particular, it requires that pricing conditions, including rebates, be clearly mentioned on purchase invoices, which must be sent directly to the advertiser, even if payment is to be made by an intermediary.

Data privacy and protection.  In France, we are subject to specific laws and regulations with respect to the processing of personal data, including user, customer, vendor and employee data, which implement the European Union Directive 95/46/EC of October 24, 1995, or Data Protection Directive, and the e-Privacy Directive, as amended by European Union Directive 2009/136/EC dated November 25, 2009, transposed into French law by legislative order n°2011-1012 dated August 24, 2011. In particular, the French Data Protection Act, Law n°78-17 of January 6, 1978 amended notably by Law n°2004-801 of August 6, 2004, reinforces individuals’ rights over their personal information and gives the National Commission on Information Technology and Liberty (Commission Nationale de l’Informatique et des Libertés or the “CNIL”), which is France’s data protection authority, the power to intervene on their behalf.

The CNIL has, in cases involving infringement of individual rights and freedoms, a wide range of powers to intervene, including the right to request court orders to curtail the use of the information or a request for a temporary suspension, blocking of information or withdrawal of authorization. The CNIL can issue monetary fines up to €150,000 for the first reported infringement and up to the lesser of €300,000 or 5% of a company’s revenues (excluding tax) for repeated infringements. It may also make public warnings and may order notices of the warnings issued to be inserted in any publication, newspaper or media it indicates, with the costs paid by the persons penalized. Failure to comply with French data protection requirements may, in addition, trigger criminal sanctions of up to five years imprisonment and up to a €1.5 million fine. The Hamon Act also expanded the investigative powers of the CNIL by enabling its members and authorized agents to carry out online investigations.

Transmission of unsolicited e-mails of a commercial nature, known as “spamming,” to individuals is prohibited, unless the recipient has given a prior consent, known as “opt-in,” to such communication. French law provides an exception for unsolicited e-mails sent to a recipient with whom the sender has an existing relationship, meaning a relationship of the same nature, with the same person, and for “analogous products or services.” Such communication is exempt from the requirement of obtaining the recipient’s consent, provided that each commercial e-mail offers the possibility for the person solicited to object to receiving similar messages in the future, such as an “unsubscribe” link.

Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (such as a computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the Data Protection Directive about the access and storage of information. Certain exemptions to these requirements, such as (i) storage and access strictly necessary to provide a service explicitly requested by the user or (ii) the legitimate interests of the data controller or recipient (provided the interests and fundamental rights and liberties of the data subjects are preserved), are available. The CJEU also provides for the “right to be forgotten” in its decision Google Spain SL, Google Inc. v. Agencia Española de Protección de Datos, Mario Costeja González, dated May 13, 2014, pursuant to which the operator of a search engine may have to remove from the list of results displayed following a search made on the basis of a person’s name links to web pages published by third parties and containing information relating to that person.

European Union Directive 2009/136/EC of November 25, 2009, amending European Union Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services, the e-Privacy Directive, as amended, and Regulation (EC) No. 2006/2004 of October 27, 2004, on cooperation between national authorities responsible for the enforcement of consumer protection laws, introduced a requirement for countries in the European Economic Area to enact specific legislation requiring companies like ours together with advertisers and publishers to present users with an information notice and obtain their consent prior to placing cookies or other tracking technologies. Directive 2009/136/EC and country-specific laws which follow or have already followed the e-Privacy Directive may reduce the amount of data we can collect or process. As a result of these regulatory changes in Europe and related public attention, some leading browser providers have developed or are further developing browsers which reject third-party cookies as the default setting or at least make it easier for consumers to reject cookies or other similar tracking technologies. The changes in Europe following the amendment to the e-Privacy Directive, which requires advertisers or companies like ours to obtain informed consent from users for the placement of cookies or other tracking technologies and the delivery of targeted advertisements, have also resulted in a significant increase in publicity surrounding use of data for targeted advertising, which has heightened consumer awareness and influenced consumer sentiment.

The amended e-Privacy Directive should have been implemented by the countries of the European Economic Area by May 25, 2011. The requirement to obtain users’ consent has been implemented differently across such countries. As opposed to some countries, which permit companies to imply consent from the user’s proceeding onto the website and continuing their navigation after they have been clearly informed about how cookies are used without disabling them, France requires through law and guidance that the user’s explicit consent must be obtained prior to the placement of cookies for targeted advertising purposes. In September 2014, the CNIL and its European counterparts carried out an audit of the most visited European eCommerce and media websites in order to assess their practices with regard to cookies.

The position regarding explicit versus implied consent is still not fully settled within the European Economic Area, or the European Union. On October 2, 2013, the Article 29 Data Protection Working Party, a group with an advisory status composed of representatives of the European Union data protection authorities and of the European Commission, among others, issued new guidance on obtaining consent for cookies under the e-Privacy Directive and recommended that consent be expressed by the user’s positive action or other active behavior, such as clicking on a link, image or other content, based on clear information that cookies will be set as a result of this action. In some countries where legislation and/or regulators’ guidance had previously taken a strict explicit consent position, regulators and some legislators recently have shown more flexibility and willingness to accept an implied consent approach.

Pursuant to guidance from the French CNIL, on the entry page of the website, users must be shown a notice indicating that proceeding onto the website and continuing their navigation will be deemed consent by the user to the setting of cookies. This notice, which cannot disappear until the user has continued their navigation, must indicate the purpose of the services proposed to be provided through the cookies and give access to options to object to such cookies. Consent remains valid for a maximum period of 13 months, after which consent from the users must again be sought. This is an implied consent regime through information and control. Liability for the compliance with this recommendation is shared between advertisers, publishers and networks, including 3W Régie. We need the assistance of the advertisers and publishers with whom we work to ensure our mutual compliance with these rules, including to provide appropriate information and obtain the user’s consent, including explicit consent where required.

On January 25, 2012, the European Commission issued a proposal for a regulation on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the General Data Protection Regulation. Following a positive opinion from the leading Civil Liberties, Justice and Home Affairs Committee on October 21, 2013, the European Parliament gave its full support to this proposal on March 12, 2014. The General Data Protection Regulation is intended to replace the Data Protection Directive with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent, data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement. It would also introduce the concepts of privacy by design and the right to be forgotten. One of the main reasons for the change is to ensure uniformity of implementation throughout the European Union, as implementation of the Data Protection Directive has diverged among the European Union Member States, or the Member States. This is also the reason why the European Commission has proposed the new rules in the form of a European Union regulation, which will be directly applicable in the Member States, without further implementation as would be required by a directive. To the extent current French laws are inconsistent with the General Data Protection Regulation, it would replace such laws. It is currently expected that the General Data Protection Regulation will not take effect until 2016 or later.

The General Data Protection Regulation’s more stringent requirements on privacy user notifications and data handling than the Data Protection Directive may present challenges to our ability to collect customer data and promote our sites, product offerings and services through electronic communications, and also impact the operations of our online advertising sales agency, 3W Régie.

Brazil

Commercial transactions executed through the Internet began in Brazil in 1998 and since then have grown considerably. Brazil is at the same level as developed countries in terms of quality of electronic transactions and Brazil has demonstrated that it is prepared to remain engaged in the Internet market.

It is not clear, though, how existing laws governing issues such as general commercial activities, property ownership, sales and other taxes and copyrights and other intellectual property issues apply to eCommerce businesses in Brazil. The majority of laws in these areas were adopted before the Internet was available and, as a result, such laws do not contemplate or address the unique issues raised by the Internet. Due to these areas of legal uncertainty, and the increasing popularity and use of the Internet, it is possible that new laws and regulations with respect to eCommerce will be adopted in Brazil, or elsewhere, that could cover issues such as pricing, content and quality of products and services, taxation, advertising, intellectual property rights, consumer protection and information security.

There are some Brazilian laws applicable to offline business that also apply to online business. Contracts executed electronically differ from other types of contracts only in form and in the means by which they are executed, which means that requirements for the validity of electronic contracts are the same that are established for other types of contracts. Thus, conflicts related to these contracts may be settled based on the current Brazilian legislation, such as Law No. 10,406/02 (the “Brazilian Civil Code”), which may apply to B2B transactions and Law No. 8,078/90 (the “Consumer Protection Code”), which is applicable to B2C transactions. In 2013, the Brazilian government approved the Decree n° 7962/13, which regulates the Consumer Protection Code to deal with the purchase of goods and services through electronic means. Moreover, the various disperse privacy and data protection laws may also apply to eCommerce transactions.

Consumer protection.  The Consumer Protection Code sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. Even in relations between Brazilian consumers and foreign suppliers, the application of the Consumer Protection Code before Brazilian courts is sustainable, especially because it involves a rule of public order. Moreover, Brazilian case law normally guarantees wide protection to the rights of consumers, and its interpretation is normally favorable to the consumer.

Consumer relations within the Internet guarantee consumers all the rights conferred thereon by the Consumer Protection Code, including the right of regret, which allows consumers to cancel acquisitions made outside commercial establishments within seven days of acquisition or receipt of product or service. In order to regulate the applicability of the Consumer Protection Code to eCommerce, the Brazilian government approved, in 2013, the Decree No. 7962/2013, which sets forth specific rules applicable to eCommerce in Brazil. According to the Decree, suppliers shall expressly inform on websites their names, taxpayer registration numbers, physical and electronic addresses, as well as all essential information about the products or services offered, including any eventual charge or restriction applied to the offer.

The Decree also imposes on suppliers other rules applicable to eCommerce, including: (i) an obligation to provide consumers with a summary of the contract prior to concluding the purchase; (ii) an obligation to provide effective tools for the consumer to identify and immediately correct any mistakes that occurred during the purchase (iii) an obligation to promptly confirm receipt of acceptance of the offer and other consumers’ demands; (iii) an obligation to keep an adequate and effective consumer service, providing the consumer with access to information, questions, complaints, suspension or cancellation of the contract; (iv) an obligation to use effective security mechanisms for payment and treatment of consumer data; and (v) an obligation to ensure the right of regret through the same tool used by the consumer to make the purchase and to promptly inform the use of such right to the applicable financial institution or credit card administrator, so as to avoid any charge or to ensure prompt reimbursement.

With respect to group buying websites, the Decree also requests information regarding the minimum quantity of consumers required for the sale, the period for use of the offer, as well as identification of the supplier responsible for the website and the supplier responsible for the offered product or service.

Data privacy and protection.  There is no specific data protection law in Brazil. However, there are sparse laws dealing with privacy and data protection in general terms which may affect our business:

•                  Brazilian Constitution:  The Brazilian Constitution provides that “privacy, honor and image” of a person are fundamental rights of any individual and are inviolable. Violation of such rights may give rise to compensation for material and moral damages. The Brazilian Constitution also establishes that an individual’s mail, data and telephone communications are inviolable, although access may be obtained for evidentiary purposes by means of court orders, such as those issued in the context of criminal investigations or proceedings. Moreover, it is guaranteed to any individual or legal entity the habeas data proceeding against controllers of public and private databases in order to access and rectify any of their data.

•                  Law No. 9,507, or the Habeas Data Law:  This law and its corresponding regulations, sets forth, among other things, privacy requirements and consumers’ rights to access, modify and know information collected about themselves in databases.

•                  Brazilian Civil Code:  The Brazilian Civil Code provides that the private life of an individual is inviolable. It also establishes that the violator of privacy rights is liable for material and moral damages as a result of a violation. In this regard, although Brazilian law does not provide for punitive damages, in addition to actual losses and damages, a judge may award indemnification for moral damages, which amount may vary on a case-by-case basis. Therefore, indemnification for losses due to the misuse of personal information in Brazil consists of actual losses (which amount will be determined by a judge based on the actual losses proven to have been suffered by the claimant as a result of such misuse), as well as moral damages.

•                  Brazilian Consumer Protection Code:  Specifically applicable to the use of personal information of customers and prospective customers, the Consumer Protection Code was enacted with a view toward creating fair consumer relationships on products and services and introducing new tools which consumers may use in order to make consumer relationships with suppliers more balanced. Pursuant to art. 43 of the Consumer Protection Code, any consumer must be allowed to freely access his or her own data contained in any files, index cards, records, personal and consumer data, as well as their respective sources. With regard to consumer relationships, the Consumer Protection Code requires that the individual whose data are being gathered is informed of the input of his or her information in the database. In other words, a supplier of goods and services should inform a customer or prospective customer that his or her personal information is being used, collected or gathered, as per each case.

•                  New Internet Law:  Among other rights and guarantees assured by the recently enacted Internet Law, the inviolability of privacy and intimacy stands out, mainly in connection with communications over the Internet or those stored privately, which may only be disclosed upon a valid court order, duly justified by a competent authority. Pursuant to the New Internet Law, which came into effect on June 24, 2014, the delivery of personal data to third parties, including records of connections and access to Internet applications, may only occur upon free, express and informed consent of the user, except for cases of breach of confidentiality allowed by law. Personal data, including connection records and information about access to applications on the Internet, may not be communicated to third parties without free, express and informed consent of the data subject or in cases excepted by the Internet Law. All data collection, use, storage and processing activities by websites requires express consent of the data subject, who must receive clear upfront information why and for what purpose such data are collected. In this regard, the data subject must expressly opt in to the disclosure of data and records to third parties, which means that the so-called “adhesion contracts” will no longer suffice. Internet users also have the right to have their personal data deleted at the end of the contractual relation with the provider of the Internet application.

Legal proceedings

See note 32 of the consolidated financial statements.

2.2                              Organizational Structure

2.2.1                    Current Corporate Structure

The legal name of our company is Cnova N.V. and we are organized under the laws of the Netherlands. We were formed on May 30, 2014. Following the Reorganization completed on November 17, 2014, our corporate structure consists of our Parent Companies and several subsidiaries. Our Parent Companies are (1) Casino, Guichard-Perrachon S.A, which is organized under the laws of France and directly holds 43.3% of our issued and outstanding ordinary shares, (2) Almacenes Éxito S.A., which is organized under the laws of Colombia and directly holds 0.15% of our issued and outstanding ordinary shares, (3) Companhia Brasileira de Distribuição and (4) Via Varejo S.A., both formed under Brazilian law. Companhia Brasileira de Distribuição and Via Varejo S.A. each holds 52.3% and 43.9% of the issued and outstanding ordinary shares of the Brazilian company Nova HoldCo, which in turns holds 50.0% of our issued and outstanding ordinary share through its two subsidiaries, (1) Lux HoldCo, organized under Luxembourg law, and (2) Dutch HoldCo, itself a wholly owned subsidiary of Lux HoldCo, organized under Dutch law.

Our subsidiaries are (1) the wholly-owned Brazilian company Nova OpCo, which owns the Brazilian eCommerce businesses of Companhia Brasileira de Distribuição (the brands PontoFrio.com, Extra, and Casas Bahia) and Via Varejo S.A. after Nova Pontocom Comércio Eletrônico S.A. transferred to Nova OpCo substantially all of its assets and liabilities and (2) the French company Cdiscount Group, in which we have a 99.8% ownership stake. Cdiscount Group in turn holds (1) 99.6% of French company Cdiscount France S.A.S., (2) 85% of CD Africa SAS, formed under French law, (also known as “Cdiscount Africa”), (3) 30% of Cdiscount Colombia S.A.S. (“Cdiscount Colombia”) (which is 21% held by Cnova), formed under Colombian law, (4) 70% of CLatAm S.A. (also known as “Cdiscount LatAm”), formed under Uruguayan law, and (5) 60% of C-Distribution Asia Pte. Ltd (also known as “C-Asia”), which is organized under Singapore law and which holds 70% of Thai company C Distribution (Thailand) Ltd. (also known as “Cdiscount Thailand”) and 80% of Vietnamese company C-Discount Vietnam Co. Ltd (also known as “CDiscount Vietnam”). Cdiscount Group holds its interests in Cdiscount LatAm and C-Asia, and part of its interest in Cdiscount Colombia, through a wholly-owned intermediate entity, Cdiscount International B.V., formed under Dutch law. Cdiscount Group holds its interest in Cdiscount Africa through a wholly-owned intermediate entity, French company Cdiscount Afrique S.A.S.

For more information on our corporate structure, see the chart below.

(1)                                 Casino is ultimately controlled by Jean-Charles Naouri, via Euris S.A.S. and other intermediate entities. See “Other Information - 3 Major Shareholders.”

(2)                                 The Management and Minority Shareholders include Germán Quiroga and other minority shareholders (1.7% and 1.9%, respectively).

(3)                                 CBD, Via Varejo and the Management and Minority Shareholders hold their interests in Dutch HoldCo through two intermediate holding entities, Nova HoldCo and Lux HoldCo, which are not depicted here.

(4)                                 The remaining 0.2% of the share capital consists of shares granted to managers and employees of Cdiscount under Cdiscount Group’s performance shares program and are currently subject to lock-up obligations. The existing liquidity arrangements (consisting of put and call options) between Casino and minority shareholders have been transferred to Cnova.

(5)                                 Cdiscount Group holds its interests in Cdiscount LatAm and C-Asia, and part of its interest in Cdiscount Colombia S.A.S, or Cdiscount Colombia, through a wholly-owned intermediate entity, Cdiscount International B.V. Cdiscount Group holds its interest in Cdiscount Africa through a wholly-owned intermediate entity, Cdiscount Afrique S.A.S.

(6)                                 The remaining 0.4% of the share capital is indirectly held by Casino.

(7)                                 The 15% minority interest in Cdiscount Africa is held by Bolloré Africa Logistics. The 49% minority interest in Cdiscount Colombia is held by Éxito. The 30% minority interest in Cdiscount LatAm is held by Éxito. The 40% minority interest in C-Asia is held by Big C Supercenter. The 30% minority interest in Cdiscount Thailand is held by Big C Supercenter. The 20% minority interest in Cdiscount Vietnam is held by a subsidiary of Casino.

2.2.2                    The Reorganization

On July 11, 2014, Casino, Companhia Brasileira de Distribuição, Via Varejo S.A., Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 24, 2014. The agreement provides for the reorganization of the eCommerce businesses of Casino and its affiliated entities in France, Latin America and Asia under the common ownership and/or control of Cnova for the purpose of our initial public offering. The Reorganization was effected in accordance with the Framework and IPO Agreement, through the steps described below. Following the completion of the Reorganization, Cnova owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the eCommerce businesses of Casino and its affiliated entities in France, Latin America (including Brazil) and Asia.

We refer to the transactions described in clauses (i) through (vi) below as the “Reorganization,” and the transaction described in clause (ii) below as the “Nova Pontocom Reorganization.” On or shortly prior to July 24, 2014 (except for clause (v) below, which was completed on November 17, 2014):

(i)            Casino effected a contribution in kind of all issued and outstanding shares it held in Cdiscount Group, the holding company through which Casino conducts its eCommerce business in France, Colombia and Asia to Cnova, as a result of which Cnova owns the majority (approximately 99.8%) of the shares of Cdiscount Group and as a result controls the Cdiscount business in France and abroad;

(ii)           Nova Pontocom Comércio Eletrônico S.A. effected a contribution in kind of substantially all of its assets and liabilities to our wholly owned Brazilian subsidiary, Nova OpCo, as a result of which Nova OpCo owns the Brazilian eCommerce businesses of CBD and Via Varejo;

(iii)          Nova Pontocom Comércio Eletrônico S.A. reorganized the ownership structure of Nova OpCo, such that, prior to the completion of step (iv), 100% of the share capital of Nova OpCo was held by Dutch HoldCo, which is in turn a wholly owned subsidiary of Lux HoldCo, 100% of the share capital of which is held by Nova HoldCo;

(iv)          Following the completion of the preceding steps, Dutch HoldCo contributed all of the issued and outstanding shares in Nova OpCo to us, as a result of which we own the Brazilian eCommerce businesses of CBD and Via Varejo;

(v)           Casino transferred 30% of its indirect interest in C- Distribution Asia Pte. Ltd, which controls Casino’s eCommerce subsidiaries operating in Thailand and Vietnam to a subsidiary of Cdiscount Group, resulting in Cnova obtaining indirect 60% control over C-Asia; and

(vi)          Cnova obtained control over the eCommerce business of Casino in Colombia, operated through Cdiscount Colombia. In connection with this step, Almacenes Éxito S.A. contributed a 21% stake in Cdiscount Colombia to us in consideration for newly issued ordinary shares of our Company representing 0.15% of our share capital.

On December 30, 2014, Nova HoldCo transferred 5,838,233 shares in the capital of Lux HoldCo to CBD and 4,902,270 shares in the capital of Lux HoldCo to Via Varejo in connection with a restructuring of an intercompany debt owed by Nova HoldCo. As a result of those transfers, CBD, Via Varejo and Nova HoldCo directly hold approximately 2.65%, 2.22% and 95.13%, respectively, of the issued and outstanding shares in the capital of Lux HoldCo and CBD, Via Varejo and Management and Minority Shareholders indirectly hold approximately 26.1%, 21.9% and 1.80%, respectively, of the issued and outstanding ordinary shares in the capital of Cnova.

3.                                     FINANCIAL OVERVIEW

3.1                              Selected Financial Data

The following tables set forth our selected consolidated financial data. The consolidated income statement data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from our audited consolidated financial statements, included elsewhere in this annual report. The consolidated income statement data for the year ended December 31, 2011 and the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report.

The selected consolidated historical financial information should be read in conjunction with “3.2 Operating and Financial Review and Prospects,” our financial statements and the accompanying notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been audited by Ernst & Young Audit, an independent registered public accounting firm.

The consolidated financial statements were prepared with Cdiscount Group and Nova Pontocom deemed as the predecessor of Cnova, with Nova Pontocom included from July 2, 2012, the date control of Nova Pontocom was obtained by Casino, which has been accounted for as a reorganization of entities under common control of Casino. We did not operate as a standalone entity in the past and, accordingly, the following discussion is not necessarily indicative of our future performance and does not reflect what our financial performance would have been had we operated as a standalone company during the periods presented. Furthermore, our results of operations in any period may not necessarily be indicative of the results that may be expected in future periods. See “4 Risk Management and Risk Factors” of this annual report.

Selected consolidated financial data for the year ended December 31, 2010 has been omitted because we do not currently have consolidated audited financial statements for that year and such information cannot be provided in accordance with IFRS without unreasonable effort or expense.

	Year Ended December 31,
	2011	2012	2013	2014	2014
	(in thousands, except per share amounts)
Consolidated Income Statement
Net Sales	€1,109,707	€1,991,439	€2,898,912	€3,473,821	$4,203,671
Cost of sales	(958,314)	(1,689,340)	(2,472,144)	(2,987,684)	(3,615,396)
Operating expenses:
Fulfillment	(69,770)	(134,361)	(202,840)	(248,588)	(300,816)
Marketing	(33,294)	(54,430)	(79,136)	(70,363)	(85,146)
Technology and content	(30,674)	(53,057)	(76,733)	(85,081)	(102,957)
General and administrative	(20,362)	(29,408)	(44,554)	(48,809)	(59,064)
Operating profit (loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(2,710)	30,844	23,505	33,296	40,291
Restructuring	(2,412)	(2,897)	(2,790)	(10,001)	(12,102)
Litigation	751	(124)	(3,145)	(3,135)	(3,794)
Initial public offering expenses	—	—	—	(15,985)	(19,343)
Gain/(loss) from disposal of non-current assets	(271)	(644)	835	14	17
Impairment of assets	(158)	(2,845)	(1,139)	(2,653)	(3,210)
Operating profit (loss)	(4,800)	24,333	17,266	1,536	1,859
Financial income	1,718	3,249	5,297	8,101	9,803
Financial expense	(4,960)	(27,195)	(60,946)	(76,047)	(92,024)
Profit (loss) before tax	(8,042)	388	(38,382)	(66,411)	(80,364)
Income tax expense	(1,666)	(6,177)	15,732	14,797	17,906
Share of profits of associates	—	(229)	(356)	(2,812)	(3,403)
Net profit (loss)	(9,707)	(6,019)	(23,006)	(54,426)	(65,861)
Attributable to the owners	(9,643)	(6,117)	(22,490)	(51,791)	(62,672)
Attributable to non-controlling interests	(64)	98	(516)	(2,635)	(3,189)
Earnings (loss) per share (in € and $ respectively)	(0.05)	(0.02)	(0.05)	(0.12)	(0.15)
Diluted earnings per share (in € and $ respectively)	(0.05)	(0.02)	(0.05)	(0.12)	(0.15)

	As of December 31,
	2011	2012	2013	2014	2014
	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	31,578	176,601	263,550	573,321	693,776
Trade receivables, net	119,020	120,536	110,380	139,307	168,575
Inventories, net	119,574	277,194	366,974	417,164	504,810
Total assets	478,304	1,512,032	1,691,379	2,161,459	2,615,582
Trade payables	358,583	724,164	905,417	1,296,013	1,568,305
Financial debt	21,495	78,005	163,318	104,602	126,579
Total consolidated equity	52,016	583,991	473,161	584,291	707,051

The share capital of Cnova is composed of 441,297,846 ordinary shares as of December 31, 2014, which include 25,567 shares conditionally issued on December 8, 2014 and recorded in the U.S. book entry system on January 20, 2015.

	For the Year Ended December 31,
	2011		2012		2013		2014
	Actual	Pro Forma	Actual	Pro Forma	Actual	Pro Forma	Actual	Actual
Other Financial Data:
Gross margin (thousands)(1)	€151,393	€366,917	€302,099	€396,050	€426,768	€426,768	€486,137	$588,274
Gross margin post-marketing expenses (thousands)(2)	€118,099	€309,151	€247,670	€329,104	€347,632	€347,632	€415,774	$503,128
Adjusted EBITDA (thousands)(3)	€7,542	€82,028	€48,639	€59,048	€50,759	€50,759	€65,012	$78,671
Free cash flow(thousands)(4)	€(6,325)	€31,952	€134,073	€67,516	€76,305	€76,305	€148,274	$179,426
Net financial debt/(Excess of cash over financial debt) (thousands)(5)	€(54,471)	€(109,301)	€(151,725)	€(190,733)	€(164,060)	€(232,290)	€(533,879)	$(646,047)

(1)                                 Gross margin is a non-GAAP financial measure that we calculate as net sales minus cost of sales.

(2)                                 Gross margin post-marketing expenses is a non-GAAP financial measure that we calculate as gross margin minus marketing expenses.

(3)                                 Adjusted EBITDA is a non-GAAP financial measure that we calculate as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share-based payments.

(4)                                 Free cash flow is a non-GAAP financial measure that we calculate as net cash from operating activities as presented in our cash flow statement less capital expenditures (purchase of property and equipment and intangible assets) and less the financial expense paid in relation to factoring activities.

(5)                                 Net financial debt/(Excess of cash over financial debt) is a non-GAAP financial measure that we calculate as financial debt less: (i) cash and cash equivalents and (ii) the current account provided by Cdiscount to Casino.

	For the Year Ended December 31,
	2011		2012		2013		2014
	Actual	Pro Forma	Actual	Pro Forma	Actual	Pro Forma	Actual	Actual	Pro Forma
New Other Financial Data:
Adjusted EBITDA excluding expansion to new countries (thousands)(1)	€7,542	€82,028	€48,639	€59,048	€50,759	€50,759	€68,584	$82,993	€68,584
Operating profit before other expenses and excluding expansion to new countries (thousands)(2)	€(2,710)	€64,582	€30,843	€37,456	€23,505	€23,505	€37,159	$44,966	€37,159
Operating profit before other expenses and net of factoring costs excluding expansion to new countries (thousands)(3)	€(2,710)	€13,556	€12,099	€(332)	€(21,847)	€(21,847)	€(22,924)	$(27,740)	€(22,924)
Adjusted Net Profit (loss) (attributable to equity holders of Cnova) (thousands)(4)	€(7,737)	€(167)	€457	€(8,604)	€(24,022)	€(25,606)	€(26,860)	$(32,503)	€(30,434)
Adjusted EPS(5)	€(0.04)	€0.00	€0.00	€(0.02)	€(0.06)	€(0.06)	€(0.06)	$(0.08)	€(0.07)

(1)                                 Adjusted EBITDA excluding expansion to new countries is a non-GAAP financial measure that we calculate as Adjusted EBITDA excluding the adjusted EBITDA related to countries with operations starting after January 1, 2014.

(2)                                 Operating Profit Before Other Expenses And Excluding Expansion To New Countries is a non-GAAP financial measure that we calculate as operating profit (loss) before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non-current assets and impairment of assets and excluding the impact related to countries with operations starting after January 1, 2014

(3)                                 Operating Profit Before Other Expenses And Net Of Factoring Costs Excluding Expansion To New Countries is a non-GAAP financial measure that we calculate as Operating profit before other expenses and net of factoring costs excluding expansion to new countries and excluding the factoring costs incurred by the Company in discounting sales receivable.

(4)                                 Adjusted Net Profit (loss) (attributable to equity holders of Cnova) is a non-GAAP financial measure that we calculate as net profit/(loss) attributable to equity holders of Cnova before restructuring, initial public offering expenses, litigation, gain/(loss) from disposal of non current assets and impairment of assets and the related tax impacts.

(5)                                 Adjusted EPS is a non-GAAP financial measure that we calculate as Adjusted Net Profit (loss) (attributable to equity holders of Cnova) divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period.

	For the Year Ended December 31,
	2011	2012	2013	2014	2014
Operating Data:(1)
GMV(2)	€2,828.0	€3,125.1	€3,563.6	€4,515.8	$5,464.6
GMV Cdiscount(2)	€1,335.1	€1,624.1	€1,900.1	€2,311.8	$2,797.6
GMV Cnova Brazil(2)	€1,492.9	€1,501.1	€1,663.6	€2,204.1	$2,667.1
Active customers(3)	7.5	8.9	11.0	13.6	—
Orders(4)	15.6	18.8	23.6	31.7	—
Number of items in placed orders	32.4	36.9	43.9	56.1	—
Average order value(5)	€144.2	€140.1	€136.2	€128.6	$155.6
Number of page views(6)	4.5	5.4	6.8	9.3	—
Average UMVs(7)	27.1	32.7	39.1	49.8	—

(1)                                 Operating data, other than GMV Cdiscount and GMV Cnova Brazil, are given for Cnova on a consolidated basis. Operating data, other than GMV, GMV Cdiscount and GMV Cnova Brazil, do not include our business-to- business (“B2B”) sales.

(2)                                 GMV, GMV Cdiscount and GMV Cnova Brazil in millions. GMV, GMV Cdiscount and GMV Cnova Brazil includes the GMV of fulfilled orders with respect to our direct sales business and GMV of approved orders with respect to our marketplaces.

(3)                                 Active customers in millions. Active customers are customers who made at least one purchase through our sites during the last 12 months as of December 31 of each of the years indicated in the table above.

(4)                                 Total number of orders placed by our customers. Total orders placed and total orders delivered may differ due to (i) placed orders that are not delivered for, among other reasons, orders cancelled due to fraud detection or customers not paying their order and (ii) orders placed in one period but not delivered until the following period.

(5)                                 Average order value is the sum of total order value including shipping from our direct sales and marketplace businesses, including taxes, divided by the number of orders. For the years ended December 31, 2011 and 2012, average order value was calculated on a constant currency basis.

(6)                                 Number of page views in billions.

(7)                                 “UMVs” are the unique monthly visitors, or the total number of unique users that visit our sites during any given month. Average UMVs, provided in millions, is the monthly average number of UMVs that visited our sites during the last 12 months as of December 31 of each of the years indicated in the table above.

Exchange Rates

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States, all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and all references to the “real” or “R$” are to Brazilian reais, the official currency of the Federative Republic of Brazil (“Brazil”). This annual report contains translations of euro amounts into U.S. dollars at specific rates. Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this annual report were made at a rate of $1.2101 per euro, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2014.

The tables below show the period end, average, high and low exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year Ended December 31,	High	Low	Average	Year-End
2010	1.4536	1.1959	1.3261	1.3269
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3299	1.2101

Month Ended	High	Low	Average	Month-End
September 30, 2014	1.3136	1.2628	1.2889	1.2628
October 31, 2014	1.2812	1.2517	1.2677	1.2530
November 30, 2014	1.2554	1.2394	1.2476	1.2438
December 31, 2014	1.2504	1.2101	1.2329	1.2101
January 31, 2015	1.2015	1.1279	1.1615	1.1290
February 28, 2015	1.1462	1.1197	1.1350	1.1197

The noon buying rate of the Federal Reserve Bank of New York for the euro on March 16, 2015 was €1.00 = $1.0575.

The tables below show the period end, average, high and low exchange rates of euros per real for the periods shown. Average rates are computed by using the foreign exchange reference rate as published by the European Central Bank on its website for the real on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year Ended December 31,	High	Low	Average	Year-End
2010	0.4598	0.3828	0.4298	0.4509
2011	0.4585	0.3896	0.4303	0.4139
2012	0.4449	0.3613	0.3999	0.3699
2013	0.3955	0.3070	0.3507	0.3070
2014	0.3443	0.2924	0.3203	0.3105

Month Ended	High	Low	Average	Month-End
September 30, 2014	0.3343	0.3182	0.3325	0.3245
October 31, 2014	0.3332	0.3110	0.3224	0.3256
November 30, 2014	0.3215	0.3065	0.3142	0.3142
December 31, 2014	0.3171	0.2924	0.3077	0.3105
January 31, 2015	0.3442	0.3083	0.3268	0.3321
February 28, 2015	0.3301	0.3055	0.3126	0.3069

The reference rate of the European Central Bank for the Real on March 16, 2015 was R$1.00 = €0.2932.

We make no representation that any euro, U.S. dollar or Brazilian real amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, at the rates stated above, or at all. The rates set forth above are provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report.

3.2                              Operating and Financial Review and Prospects

3.2.1                    Company Overview

We are one of the largest global eCommerce companies, with operations in Europe, Latin America, Asia and Africa. Our current geographies represent over 550 million people. We had GMV of €4,515.9 million ($5.464.6 million), €3,563.6 million and €3,125.1 million for 2014, 2013, and 2012 on a constant exchange rate basis, respectively, with GMV calculated pro forma for 2012. This growth in GMV was attributable to the growth of our net sales across the markets in which we operated during the period, including growth in revenue from product sales as well as commissions we realized from sales of products on our marketplaces. Our net sales increased by €574.9 million, or 19.8%, between the year ended December 31, 2013 and the year ended December 31, 2014, and by €907.5 million, or 45.6%, between the year ended December 31, 2012 and the year ended December 31, 2013, excluding the rate of foreign exchange. This increase between 2013 and 2014 was primarily driven by an increase in the number of visits and conversion rates in Brazil. Net sales rose between 2012 and 2013 due to an increase in the volume of sales on our direct sales sites, including in Brazil where we realized an increase in conversion rates across all of our sites.

We believe we provide our customers with the best value proposition through a low-cost business model that allows us to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the markets in which we operate.

As of December 31, 2014, we offered our over 13.6 million active customers access to a wide and growing assortment of approximately 14.0 million product offerings through a combination of our direct sales and sales by third-party vendors on our marketplaces.

Our 31.7 million placed orders for the year ended December 31, 2014 represented a year-over-year increase of placed orders by 34.3%, while our active customers increased by 23.1% over the same period. Our most significant product categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the best recognized in the markets in which we operate.

We are a leading eCommerce company in France with a 27.6% market share in 2014, in a number of our product categories, based on revenues. From 2008 to 2014, our GMV in France experienced a CAGR of 16.1%. We believe we are the second largest eCommerce company in Brazil, with a GMV CAGR of 44.4% from 2008 to 2014 and an increase in Brazilian market share from approximately 8% to approximately 19% between 2008 and the end of the second quarter of 2014, based on revenues. During the first quarter of 2014, we successfully launched operations in the high-growth emerging markets of Colombia, Thailand and Vietnam. In the second quarter of 2014, we launched operations in Ivory Coast and Ecuador and, in the third quarter of 2014, we launched operations in Senegal. We also extended our operations to Belgium in the third quarter of 2014, where we serve our customers from France through our Cdiscount.com site. We entered into the Cameroonian market in the fourth quarter of 2014, when we launched Cdiscount.com and, in January 2015, we launched operations in Panama. At the end of 2014, we also launched two specialty sites: moncornerbrico.com, an online seller of home improvement products for the DIY consumer, and moncornerbaby.com, an online seller of infant care products and toys. Cnova currently plans to launch five additional specialty websites in 2015.

The eCommerce industry is characterized by meaningful differences across different regions. As a result of these differences, among other things, we manage our operations through two operating segments, Cdiscount and Cnova Brazil.

We are controlled by Casino. Casino obtained control over and began fully consolidating the results of Nova Pontocom on July 2, 2012. As a result, our results of operations for any periods prior to July 2, 2012 do not include Nova Pontocom and only include the results of operations of Cdiscount. Certain figures below were calculated on a pro forma basis to reflect the eCommerce operations of Casino, CBD and Via Varejo retrospectively in our consolidated financial statements that would not otherwise appear in our results of operations as we did not operate as a standalone entity during the periods presented.

•                  Our GMV grew from €3,563.6 million in 2013 to € 4,515.8 million ($5,464.6 million) in 2014, an increase of 26.6%. Excluding the impact of foreign exchange, our GMV grew by 32.1% driven by an increase of our direct sales business and the acceleration of our marketplaces.

•                  Our GMV grew from €3,125.1 million in 2012 on a pro forma basis to €3,563.6 million in 2013, an increase of 14.0%. Excluding the impact of foreign exchange on a pro forma basis, our GMV grew by 21.4% driven by an increase of our direct sales business and the acceleration of our marketplaces.

•                  Our net sales grew from €2,898.9 million in 2013 to € 3,473.8 million ($4,203.7 million) in 2014, an increase of 19.8%. Excluding the impact of foreign exchange, our net sales grew by 25.5%.

•                  Our net sales grew from €2,649.7 million in 2012 on a pro forma basis to €2,898.9 million in 2013, an increase of 9.4%. Excluding the impact of foreign exchange, on a pro forma basis our net sales increased by 17.0%.

•                  From 2011 to 2014, average UMVs to our sites grew from 27.1 million to 49.8 million, the total number of orders placed by our customers grew from 15.6 million to 31.7 million per year, and our number of active customers grew from 7.5 million to 13.6 million.

3.2.2                    Components of Statements of Income

Net sales

Net sales consist primarily of revenue generated from product sales and related services from our business to consumer direct sales and our business to business transactions, across our variety of product categories. Our product categories are home appliances, consumer electronics, computers, home furnishings, leisure and personal goods. Net sales also include revenues generated from commissions from our marketplaces on sales by third party vendors selling products on our sites. We launched our first marketplace in France in 2011 and in Brazil in 2013. To date, our marketplace revenues represent only a small portion of our total net sales, however, we expect to expand our marketplace business significantly in coming years, including the expansion of our program to provide fulfillment services to marketplace sellers for a fee, which will contribute to our net sales. In addition, we generate revenue from shipping, extended warranties, advertising sales, data monetization, fees collected from customers using our customer service call centers and eCommerce services provided to third parties through our B2B sites. We exclude revenue from items that are returned and orders that are cancelled. Net sales are primarily driven by growth in our active customers, the frequency with which customers purchase products from our sites and average order value. Net sales are also impacted by incentive and discount offers we include on products sold from our direct sales sites. These include percentage discounts off a current purchase, inducement offers for future discounts subject to a minimum current purchase and other similar offers. Revenue from product sales is recognized when the significant risks and rewards of ownership have passed to the customer, regardless of when the payment is being made. Revenue from services is recognized once the service is rendered. We measure revenue at the fair value of the sale or commission price received or receivable, accounting for the terms of payment and excluding taxes or duty.

Geographical Breakdown of Net Sales

Brazil is our largest market, and France is our second largest market. The balance of our revenues is generated from the rest of the world, including Latin America, Asia, and Africa. The following table sets forth the geographic breakdown of our net sales by region for the periods indicated:

	Year ended December 31,
Geographical Region:	2014	2013	2012*	2011*
France	45,9%	49.0%	48.5%	44.7%
Brazil	53.8%	51.0%	51.5%	55.3%
Rest of World	0.3%	—	—	—
Total	100.0%	100.0%	100.0%	100.0%

*                                         Calculated on a pro forma basis to take account of the combination of Nova Pontocom from January 1, 2012 and January 1, 2011, respectively, as discussed below. The combination of Nova Pontocom was consummated on July 2, 2012.

•                  France:  Our net sales generated in France grew from € 1,420.4 million in 2013 to €1,596.0 million ($1,931.3 million) in 2014, an increase of 12.4%. Our net sales generated in France grew from €1,284.4 million in 2012 to €1,420.4 million in 2013, an increase of 10.6%. The percentage of our net sales generated in France decreased from 49% in 2013 to 46% in 2014, while the percentage of our net sales generated in France increased from 48.5% in 2012 on a pro forma basis to 49.0% in 2013.

•                  Brazil:  Our net sales generated in Brazil grew from € 1,478.5 million in 2013 to €1,868.3 million ($2,260.8 million) in 2014, an increase of 26.4%. Excluding the impact of foreign exchange, our net sales grew by 37.4%. Our net sales generated in Brazil grew from € 1,365.4 million in 2012 on a pro forma basis to €1,478.5 million in 2013, an increase of 8.4%. Excluding the impact of foreign exchange, on a pro forma basis our net sales increased by 23.8%. The percentage of our net sales generated in Brazil grew from 51.0% in 2013 to 54% in 2014, while the percentage of our net sales generated in Brazil decreased from 51.5% in 2012 on a pro forma basis to 51.0% in 2013.

Cost of sales

Cost of sales consist primarily of costs related to our direct sales business, including purchase price of consumer products sold to customers in our direct sales business, inbound shipping charges to our fulfillment centers and outbound shipping charges from our fulfillment centers to pick-up locations or directly to end customers, fees payable to pick-up locations, packaging supplies, gains related to discounts we obtain from our suppliers and costs for lost, stolen or damaged goods we receive. Shipping charges to receive products from our suppliers are included in our inventory and recognized as cost of sales upon sale of products to our customers. Cost of sales are primarily driven by growth in orders placed by customers, the mix of the products available for sale on our direct sales sites and transportation costs related to delivering orders to our customers at the point of delivery they choose, including pick-up locations or a postal address. As our business grows in size, we expect a corresponding increase in our cost of sales.

Operating expenses

Our operating expenses are classified into four categories: fulfillment, marketing, technology and content, and general and administrative costs.

Fulfillment costs

Fulfillment costs consist of costs we incur in operating and staffing our fulfillment centers and customer service centers, payment processing, after sales costs and extended warranties. The costs related to operating our fulfillment centers include warehousing costs and preparation costs, which include picking, packaging and preparing customer order, and payroll and related expenses. Payment processing costs include credit card fees and fees paid to Banque Casino in relation to our payment-in-installments program in France. After sales costs consist primarily of preparing and resending products that are returned to suppliers or third parties to be repaired. Extended warranties costs include costs to third parties who repair or replace products for which we have sold an extended warranty.

Fulfillment costs are primarily driven by the size of our operations. As our business grows in size and we invest in our fulfillment capabilities, we expect a corresponding increase in fulfillment costs in absolute terms and potentially a temporary increase as a percentage of our net sales. We also expect an increase in fulfillment costs corresponding to the growth of our home furnishings product category offering, where the sizes of products and preparation costs tend to be larger than other products. As we grow the size of our marketplaces, we expect an increase in fulfillment costs related to payment processing, credit card fees, related transaction costs and warehousing costs where we provide fulfillment services for marketplace sellers for a fee. We also expect an increase in fulfillment costs as the headcount of our customer service centers grows to handle additional customer contacts corresponding to the growth of our business.

Marketing costs

Marketing costs consist primarily of online and offline advertising, such as display advertising and search engine marketing, fees paid for third-party marketing services, costs related to the launch of new business activities and payroll and related expenses for personnel engaged in marketing. Marketing costs are primarily driven by the level of traffic we experience on our sites and the determination we make as to whether we need to attract traffic via paid marketing channels in order to grow and retain our customer base. As we continue to attract customers through our attractive pricing strategy, we expect to maintain marketing costs for existing sites at a similar level as a percentage of net sales and expect additional marketing costs in order to launch new sites, which we expect should decrease over time as a percentage of net sales. In the long term, we expect marketing costs will decrease as a percentage of our net sales as we rely more on non-paid methods (SEO and mails) to attract traffic to our sites, including by expanding our direct sales and marketplace product offerings and expanding our customer loyalty programs.

Technology and content costs

Technology and content expenses consist primarily of technology infrastructure expenses and payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to our overall purchasing activity), merchandising selection, systems support and digital initiatives. We expense technology and content costs as they are incurred and amortize development costs over time, including software used to upgrade and enhance our websites and applications supporting our business. We expect an increase in technology and content expenses as we continue the development of our platforms, expand our product categories and launch new sites.

General and administrative costs

General and administrative expenses consist primarily of payroll and related expenses for management, including employees involved in general corporate functions, including accounting, finance, tax, legal, and human resources, including our management equity incentive plans, as well as costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. General and administrative costs also include management fees paid to our Parent Companies for shared services, such as accounting, finance, legal and human resources. We also include professional fees and litigation costs and other general corporate costs as general and administrative costs. General and administrative costs take into account costs related to our status as a U.S. public company, such as higher legal, corporate insurance, investor relations and accounting expenses, and the additional costs of achieving and maintaining compliance with the Sarbanex-Oxley Act and related regulations.

Financial income (expense), net

Financial income and expenses, net consist primarily of revenue from cash and cash equivalents held by us, our interest expense on our borrowings and costs we incur related to the sales of receivables in Brazil. The vast majority of our sales in Brazil are paid for in interest-free installments with credit cards. On average, our customers in Brazil who choose to pay by installments pay off the full purchase price within seven to eight installment payments. Historically, we have sold at a discount nearly all receivables generated in installment sales in our Brazil operations to banks and other entities, which comprise an important component of the results of operations in Brazil. These financial expenses are expected to decrease as a percentage of GMV, assuming no increase in Brazilian interest rates in relation with a shift in our product mix whereby we would offer fewer high-priced products for which customers would be more likely to require financing options and with a change in our policies that tailors the maximum number of installment payments we allow, depending on the product category or product offered, and raises the minimum installment payment amount. In addition, we believe the recent trend of retail companies in the Brazilian market offering fewer installment payments will continue.

3.2.3                    Application of Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in the note titled “Description of the reporting entity” and note 1 to our audited consolidated financial statements for the years ended December 31, 2012, 2013, and 2014 included elsewhere in this annual report. The preparation of our consolidated financial statements in accordance with IFRS requires our management to make judgments, estimates and assumptions that affect the amount reported in consolidated financial statements. Estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

3.2.4                    Liquidity and Capital Resources

Our principal sources of liquidity have traditionally consisted of cash flows from operating activities, loans or cash received from our Parent Companies and, to a lesser extent, capital increases and proceeds obtained from short- and long-term loans and financings from third-party financial institutions. Notes 27 and 30 to our consolidated financial statements, included elsewhere in this annual report, provide additional financial information regarding our liquidity and capital resources.

Cash Flows and Working Capital

The following table presents the major components of net cash flows for the periods presented:

	Year Ended December 31,
	2012	2013	2014	2014
	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Cash Flows:
Net cash from (used in) operating activities(1)	191,086	175,740	284,999	344,877
Net cash from (used in) investing activities	(43,065)	(67,411)	(87,478)	(105,857)
Net cash from (used in) financing activities	596	(29,706)	148,480	179,676
Effect of changes in foreign currency translation adjustments	(3,359)	(22,618)	(5,500)	(6,656)
Cash and cash equivalents, net, at end of period	176,646	232,651	573,152	693,571

(1)                                 Includes €147,299, €127,876 and €240,822 ($291,419) of changes in working capital for the years ended December 31, 2012, 2013 and 2014, respectively.

Historically, we have worked to optimize our working capital and we generated cash flow through, among other things, a one-time sale of a receivables portfolio, the factoring of receivables and a gradual increase in days of trade payables to suppliers. In the future, we expect an increase in net sales and profitability, rather than working capital optimization, to be primary drivers of cash flow generation.

Our cash flows and working capital fluctuate throughout the year, primarily driven by the seasonality of our business. At the end of December of each year, we experience high trade payables relative to the rest of the year following the peak sales volumes achieved in November and December associated with the holiday shopping period. In the first three quarters of each year, trade payables decrease due to seasonality leading to a cash balance reduction compared to the end of the prior year.

Although the levels of trade receivables and inventory typically are stable relative to our net sales throughout the year, the level of our payables with suppliers may vary from period to period, particularly in Brazil where we have from time to time renegotiated payment conditions with suppliers.

We had cash and cash equivalents of €573.2 million ($693.6 million) and €232.7 million as of December 31, 2014 and December 31, 2013, respectively. The increase in our net cash and cash equivalents by €340.5 million represents our net cash flow during the period. Excluding the net proceeds of €137 million we received from our initial public offering, we generated €203 million in cash during the period. We believe that our existing cash and cash equivalents together with cash generated from operations, and our existing financial resources and credit lines suffice to meet our working capital expenditure requirements for at least the next 12 months, assuming we have continuous access to banks and credit card operators to factor receivables. However, we may need additional cash resources in the future if we identify opportunities for investment, strategic cooperation or other similar actions, which may include investing in technology, including data analytics and our fulfillment capabilities. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain credit facilities or other sources of funding.

Our trade payables include accounts payable to suppliers associated with our direct sales business. Our trade payables amounted to €1,296.0 million ($1,568.3 million) and €905.4 million as of December 31, 2014 and December 31, 2013, respectively. We typically pay our suppliers within 50-80 days measured from the day the product is received in our distribution center and invoiced. There is a higher level of days payable in the first three months of the year relative to the rest of the year due to higher volumes of purchasing from November and December of the previous year in anticipation of holiday shopping. The purchasing is paid for in the first three months of the following year.

Our net inventories of products amounted to €417.2 million ($504.8 million) and €367.0 million as of December 31, 2014 and December 31, 2013, respectively. Our inventory balances will fluctuate over time due to a number of factors, including our sales performance, expansion in our product selection and changes in our product mix.

Cash From (Used in) Operating Activities

Cash from operating activities in the year ended December 31, 2014 was €285.0 million ($344.9 million), as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €372.0 million ($450.2 million) increase in trade payables. This increase in trade payables relates to the growth of our business and amounts owed to suppliers for products sold on our sites, and was partially offset by a €47.4 million ($57.3 million) increase in trade receivables and a €45.2 million ($54.7 million) increase in inventories of products either in our fulfillment centers awaiting shipment to customers or in transit to customers.

Cash from operating activities in the year ended December 31, 2013 was €175.7 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €246.4 million increase in trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites, and a decrease of €36.3 million of trade receivables as a result of the full implementation of our joint venture with Banque Casino, both of which were partially offset by a €107.9 million increase in inventories of products which were either in our fulfillment centers awaiting shipment to customers or in-transit to customers.

Cash from operating activities in the year ended December 31, 2012 was €191.1 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €179.3 million increase in trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites and the effect of consolidation of Nova Pontocom, and a decrease of €13.3 million of trade receivables, which included the sale of trade receivables in France to Banque Casino after establishing our payment- in-installments joint venture and by the consolidation of receivables in Brazil. This was offset by an increase of €22.9 million of inventories of products, which were either in our fulfillment centers or in-transit to customers. Cash from operating activities in the period does not fully reflect cash flows of Nova Pontocom due to it not being fully consolidated until July 2012.

Cash From (Used in) Investing Activities

Cash used in investing activities was €87.5 million ($105.9 million) in the year ended December 31, 2014 and was primarily attributable to €76.6 million ($92.7 million) in acquisitions of property, equipment and intangible assets. This included capital expenditures related to improved investment in our supply chain infrastructure in France and the improvement of our warehouses and expansion of our logistical capacity to support sales growth in Brazil. Generally, this cash use also related to investments in our eCommerce platforms and new specialty sites and investments concentrated in back-end IT solutions (namely, the implementation of ERP) or front-end IT solution aimed at developing the user experience and increasing the value our clients may reap from our services.

Cash used in investing activities was €67.4 million in the year ended December 31, 2013 and was primarily attributable to €54.1 million in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, new specialty sites, mobile platforms and back office technology systems, improved investment in our supply chain infrastructure in France and the consolidation of three smaller fulfillment centers into a single, larger fulfillment center in São Paulo.

Cash used in investing activities was €43.1 million in the year ended December 31, 2012 and was primarily attributable to €38.3 million in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, new specialty sites and mobile platforms, purchasing the Continental Edison and Oceanic private label brands and investment in our supply chain infrastructure, as well as a €15.5 million in investment in associates, accounting for the acquisition of a 60.57% economic interest in our Monshowroom specialty website, which was offset by €20.3 million in net cash fully consolidated as a result of obtaining control over Nova Pontocom. Cash used in investing activities in the period does not fully reflect cash flows of Nova Pontocom due to it not being fully consolidated until July 2012.

Cash From (Used in) Financing Activities

Cash from financing activities was €148.5 million ($179.7 million) in the year ended December 31, 2014 and was primarily attributable to €137.1 million ($165.9 million) of net IPO proceeds and €104.2 million ($126.1 million) of additional related party financial debt incurred by Cnova subsidiaries, which was partially offset by €63.2 million

($76.5 million) of net interest payments primarily related to the discounting of receivables in Brazil and €31.1 million ($37.6 million) related to repayment of financial debt.

Cash used in financing activities was €29.7 million in the year ended December 31, 2013 and was primarily attributable to €57.5 million of net interest payments paid related to the discounting of receivables in Brazil and €40.4 million of debentures repaid by Nova Pontocom, which was offset by incurring a new €68.2 million intercompany loan from CBD.

Cash from financing activities was €0.6 million in the year ended December 31, 2012 and was primarily attributable to €22.4 million of additions to financial debt, which was offset by €21.8 million of net interest payments paid related to the discounting of receivables in Brazil. Cash from financing activities in the period does not fully reflect cash flows of Nova Pontocom due to it not being fully consolidated until July 2012.

3.2.5                    Research and Development

Our research and development strategy is centered on building and enhancing our e-Commerce platforms, mobile platforms and applications, and fulfillment management systems, as well as other aspects of our IT infrastructure, such as customer facing and back office features for our sites. We focus on application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to our overall purchasing activity), merchandising selection, systems support and digital initiatives.

We incurred approximately €85.1 million ($103.0 million) and €76.7 million of research and development expenses in 2014 and 2013, respectively. Our research and development expenses totaled €65.5 million in 2012 on a pro forma basis.

For a description of our research and development activities, see “2.1.8 Technology”

4.                                     RISK MANAGEMENT AND RISK FACTORS

4.1                              Approach to risk management and business control

The Board is responsible for reviewing the Company’s risk assessments and risk management policies, including financial risks, internal controls, its Code of Business Conduct and Ethics and related policies. The Board has in turn charged the Audit Committee with the periodic oversight of the Company’s risk management program with reports being provided to the Board. The Audit Committee assists the Board in monitoring (i) the Company’s systems of disclosure controls and procedures and internal controls over financial reporting; (ii) policies relating to risk assessment and risk management; (iii) compliance with recommendations and observations of internal and external auditors; (iv) the role and functioning of the internal audit function; (v) relations with the independent auditor, including, in particular, the appointment and retention of the auditor and the auditor’s independence, qualifications, remuneration and any non-audit services provided to the Company; and (vi) the Company’s compliance with legal and regulatory requirements and ethical standards adopted by the Company.

As a company that was newly formed in May 2014, we are still in the process of fully implementing, and testing our internal control and risk management systems, which process is time-consuming, costly, and complicated. However, we are of the opinion that the Company is able to bring this process to an adequate outcome. Until then, internal control and risk management support is provided by the internal audit function of Casino. To improve the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, we expect that we will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future, especially because we lack a history of operations as a standalone entity.

4.2                              Risk Factors

4.2.1                    Key Financial Metrics and Factors Impacting Our Operating Results

We monitor the following key operating and financial metrics to evaluate the growth of our business, identify trends affecting our business, formulate financial projections and make strategic decisions.

Our Company Is Technology-Driven

We are a technology-driven company. Our ability to innovate and be at the forefront of technological trends and incorporate technology into all aspects of our business is key to our success. Technology is in our corporate identity and affects almost all the factors impacting our results of operations described below, including our ability to drive growth, attract customers and efficiently manage costs.

Our Ability to Attract Orders from Existing and New Customers

Increasing the number of orders from our existing and new customers is a key driver of our growth. This depends on our ability to provide a superior value proposition, which we seek to offer through attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. To optimize our value proposition, we use data in real time to monitor our traffic, sales and gross margin such that our employees can react to trends and adjust pricing of our direct sales product offerings multiple times per day and combine sales price with a range of shipping and payment options to make product offerings attractive to our customers. In addition, we encourage customers to place more orders with us through a variety of methods including our loyalty programs, special promotions, tailored product offerings targeting particular customer demographics and convenient delivery options.

Expansion of Our Marketplaces

A key component of our business model is increasing GMV transacted on our marketplaces, which we believe to be an important driver of future profitable growth. Buyers are attracted to our marketplaces by the breadth and depth of product offerings, the attractive online shopping experience, the strength of our brands and the convenience of paying for products securely through our online payment infrastructure, including the ability to pay in installments. Sellers are attracted to our marketplaces by our strong user traffic, the strength of our brands, the convenience of payment solutions as well as the data and sales analysis services we offer, which allow them to operate more efficiently. We earn commissions from third-party sellers on our marketplaces. Expanding our marketplaces allows us to increase the number of product offerings to our customers. Our marketplaces tend to have higher profitability than our direct sales business because there is no need to maintain inventory, we can dilute our fixed fulfillment expenses and there are de minimis cost of sales, save for instances where we handle a marketplace vendor’s fulfillment needs for a fee. In addition, we expect to be able to utilize the know-how and experience from the success of our French marketplace in order to accelerate and drive the profitability and traffic of our marketplaces in Brazil, Colombia and any other countries in which we may open marketplaces in the future. At the same time, our direct sales business is the primary driver of traffic to our marketplaces, which in turn attracts customers to our sites and helps drive profitable growth and cash generation. While our marketplaces currently represent only a small portion of our total net sales, we seek to significantly increase our marketplace business in order to drive future profitable growth.

Our Mix of Offerings Across Product Categories

We offer approximately 14 million product offerings on our sites through our direct sales and marketplace businesses across a variety of categories, including home appliances, consumer electronics, computers, home furnishings, leisure and personal goods, as well as other merchandise such as non-perishable groceries, wines, automotive products and personal care products. Our product offerings and categories have a range of margin and profitability profiles. For example, our leisure, computers and consumer electronics product categories generally offer us low margins, while our home furnishings and personal goods product categories offer us high margins. In addition, our margin and profitability profiles vary across regions. For example, mobile phones and smart phones are lower-margin products in the French market but higher-margin products in the Brazilian market.

Our higher margin product categories are also our fastest growing categories. In home furnishings, for example, we see a growth opportunity due to its relatively low level of eCommerce penetration rates in France and Brazil. Accordingly, we expect home furnishings to be one of our largest categories by 2016. Additionally, we are implementing a strategy to further build our private labels, particularly Bartira and Finlandek furniture and Continental Edison consumer electronics, which we believe offer attractive margins. We monitor and may pursue other opportunities which we believe provide strong growth potential and optimize our product mix to help drive margin expansion in the future.

Our Ability to Utilize Our Data

We collect, maintain and store data about our customers, vendors, marketplace sellers and others across our sites. We use this data, in part, to provide tailored messages to our customers through email, “push” communications and in other targeted methods, such as use of proprietary algorithms and software that customizes our customers’ browsing experience, to effectively promote our sites, product offerings and services. After analyzing this data and traffic, we are able to increase our conversion rates with tailored and targeted messages to our customers. We also generate revenue from monetization of customer data collected by our advertising sales agencies, 3W Régie in France and Supernova in Brazil, which is used to sell advertising space on our sites to third parties as well as on the websites of their external clients. In 2014, we also launched Cosmos, a Brazilian initiative focused on monetizing customer and market data. Our ability to utilize data will be affected by a number of factors, including the levels of traffic we are able to attract to our sites.

Our Ability to Efficiently Invest in Our Fulfillment Capabilities

Fulfillment costs are our second largest expense after cost of sales and fulfillment is a key component of our overall value proposition and our ability to provide a superior customer experience. We have made, and will continue to make, significant investments in our fulfillment capabilities to support the growth of our business and increase operational efficiencies. We believe the investments made in fulfillment benefit our customers by enhancing the capabilities and scope of our business and our customer’s shopping experience. We expect to continue to invest in our physical infrastructure in particular through the rental of new warehouses in Brazil and France. In the fourth quarter of 2014, we opened two new warehouses, one in Saint Mard, France and one in Jundiai, Brazil. We expect to open two more warehouses in Brazil before the end of 2015. Our fulfillment expenses and thus operational efficiency are also affected by the average size of products ordered by our customers, which we expect will increase as we grow our home furnishings product category offerings, where the size of products and preparation costs tend to be larger than other products.

Our fulfillment efficiencies are enhanced by our relationship with our Parent Companies, which allows us to share warehouse space in many of the markets in which we operate and helps to optimize costs. Although continued investment in fulfillment may temporarily lead to lower margins, we believe it will be a key driver of our long-term growth and competitiveness.

Our Ability to Further Increase and Leverage our Scale

Our operating results are directly affected by our ability to further increase and leverage the scale of our business. As our business continues to grow in scale and across geographies, we expect to obtain more favorable terms from suppliers, including pricing terms and volume-based rebates due in part to our scale as well as the scale of our Parent Companies. In addition, we aim to create value for our suppliers by providing an effective channel for selling large volumes of their products online and by offering them comprehensive information on customer preferences and market demand and ensuring high quality fulfillment services.

Growth of mCommerce

Our customers increasingly access our sites using mobile devices. We have been investing in mobile technology for more than four years and have been recognized as a leader in mCommerce, as demonstrated by our Extra brand receiving the Grand Prix award at the 2014 Oi Live Screen Mobile Awards (awarded to the most popular mobile platform brand) and our apps having been downloaded approximately 4.5 million times. From 2012 to 2014, on a pro forma basis, sales made through our sites over mobile devices multiplied by 18.9 times and we believe there is room for further growth in mCommerce, due in part to the new generation of consumers that engage in mCommerce. We are focused on the continuous development of our mobile platforms as we expect sales made on mobile devices to become an increasingly important part of our business and the use of mobile devices is expanding rapidly in the new markets in which we operate or plan to expand.

Impact of Foreign Currency Translation

As we have operations in countries with different currencies, foreign currency fluctuations have an impact on our results of operations. Nevertheless, we benefit from the fact that the vast majority of the revenue we collect in each country in which we have operations is principally denominated in the same currency as the operating expenses we incur in that country, providing us with a natural hedge. While we face foreign currency translation risk for the purposes of preparing our consolidated financial statements, the impact on operating profit, profit for the period, cash flows and Adjusted EBITDA is mitigated, to a certain degree, by our ability to match the above percentages of revenue with expenses in the same local currencies.

The main impact of foreign currency fluctuations on us can be summarized as follows:

•                  Foreign currency translation difference.  For the year ended December 31, 2014, more than half of our revenue was generated in non-euro currency. As such, we are affected by variations in exchange rates resulting from the conversion of the financial statements of our subsidiaries operating in currencies other than the euro through the consolidation process. For the purposes of preparing our financial statements, we convert our subsidiaries’ financial statements as follows: balance sheets are translated into euro from local currencies at the period-end exchange rate and income and cash flow statements are translated at average exchange rates for the period. The resulting foreign exchange differences are recognized directly within other comprehensive income.

•                  Foreign exchange differences.  This includes losses or profits generated by the changing value of non-functional currency monetary assets and liabilities due to exchange rate variations arising from transactions in foreign currency which are recorded through income.

In the discussion below of our results of operations, we have provided certain comparisons both on an as reported and on a constant currency basis. The constant currency presentation is a non-GAAP financial measure, which excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations, consistent with how we evaluate our performance. We have calculated constant currency percentages by converting our results of operations into euro for the prior period using the average exchange rate of 2014 and applying this rate to our previous periods reported results. We refer to such comparisons as being made on a “constant currency basis” or as “excluding the impact of foreign exchange.” This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS nor should such amounts be considered in isolation. Moreover, constant currency presentations are not necessarily indicative of historical or future results of operations. Currency fluctuations affect general economic and business conditions, including, for example, a country’s inflation and international trade competitiveness and, as a result, a company’s performance cannot be evaluated solely on the basis of a constant currency presentation.

4.2.2                    Principal Risks

Below is an overview of what we believe to be the principal risks to the Company:

•                                          Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

•                                          If we fail to retain existing customers or acquire new customers, our business may not grow.

•                                          Our business depends in part on our Parent Companies and if we are no longer able to take advantage of our relationships with them, our business, financial condition and results of operations could be materially and adversely affected.

•                                          Many of our products are sold at a low margin. Failure to achieve growth in the higher-margin areas of our business, including our marketplaces and home furnishings products category, may have a material adverse effect on our business, financial condition and operating results.

•                                          Expansion of our operations outside of our existing markets will require management attention and resources, involves additional risks, and may be unsuccessful, which could harm our future business development and existing operations.

•                                          Customer growth and activity on mobile devices depends upon our ability to deliver compelling mobile shopping experiences to our customers and on the interoperability of our sites with mobile operating systems, networks and standards that we do not control. Our inability to increase and monetize mobile traffic could have a material effect on our business, financial condition and operating results.

•                                          Global economic conditions and their impact on consumer spending patterns, particularly in the home appliances, consumer electronics, computers and home furnishings product categories, could adversely impact our operating results.

•                                          If we do not operate our fulfillment centers effectively and efficiently, our business, financial condition and operating results could be harmed.

•                                          Our vendor relationships subject us to a number of risks.

•                                          We face inventory risk in our direct sales business.

•                                          We have experienced rapid growth in recent periods and plan to expand our operations by developing new sites, or promoting new or complementary products, sales formats or services, each of which may increase our costs and may not be successful.

•                                          Our failure or the failure of third-party service providers to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information and that of our customers, could damage our reputation and brands and substantially harm our business and operating results.

•                                          Our business depends on our technology infrastructure as well as the communications infrastructure in the markets in which we operate. Any significant interruptions or delays in service on our sites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays and loss of customers or vendors.

•                                          Our business depends in part on email and other messaging services, as well as on third-party search engines, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications, or changes in the processes of search engines, could adversely affect our net sales and business.

•                                          We rely on IT to operate our business and maintain competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

•                                          We may be unable to continue the use of our domain names, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks.

•                                          Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

•                                          Failure to comply with European, French, Brazilian and other laws and regulations relating to privacy and data protection could adversely affect our business, financial condition and operating results.

•                                          We may become subject to additional and unexpected laws and regulations, or changes to existing ones, which could materially and adversely affect our business, financial condition and results of operations.

•                                          If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares may be negatively affected.

•                                          The requirements of being a public company may strain our resources and divert management’s attention.

•                                          If we fail to comply with regulatory obligations in France and the Netherlands, we may face prosecution, or sanctions or investigations by regulatory authorities such as the AMF or AFM.

•                                          Employment laws in some of the countries in which we operate are relatively stringent.

•                                          We may be subject to work stoppages at our fulfillment centers or our vendors may be subjected to work stoppages, which may cause our business, financial condition and operating results to be materially and adversely affected.

•                                          Our success depends in large part on our ability to attract and retain high-quality management and operating personnel, and if we are unable to attract, retain and motivate well-qualified employees, our business could be harmed.

•                                          We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

•                                          Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and solutions.

•                                          We are subject to foreign exchange risk.

•                                          We use third-party couriers and postal services to deliver many orders, and our marketplace sellers may use similar delivery methods to deliver orders. If these third-party providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

•                                          We may be subject to product liability claims if people or property are harmed by the products we sell.

•                                          We are subject to payment-related risks.

•                                          A substantial portion of our sales is paid for in installment payments under arrangements with joint venture partners and third parties and a change to the terms of these arrangements may lead to a decline in sales.

•                                          We may be unable to prevent sellers from selling goods in an unlawful manner on our marketplaces. In addition, we could be liable for fraudulent or unlawful activities of the sellers on our marketplaces.

•                                          We may from time to time pursue acquisitions, which could have an adverse impact on our business, as could the integration of the businesses following acquisition.

•                                          Our business could be negatively impacted by merger control rules and antitrust limitations imposed by European Union, French and Brazilian laws and regulations.

•                                          Our results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

•                                          Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

4.3                              Risks Related to the Reorganization

•                                          We may experience difficulties integrating our eCommerce businesses which were reorganized as a result of a corporate reorganization we completed with our Parent Companies in late 2014.

•                                          The historical consolidated financial information and pro forma financial information presented in this annual report may not be representative of results we would have achieved had we been an independent, publicly traded company or of our future results.

4.4                              Risks Related to Brazil and Other Emerging Markets in Which We Operate

•                                          Emerging markets, such as Brazil, are subject to greater risks than more developed markets, including significant legal, economic and political risks.

•                                          The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions could have a material and adverse effect on our business, financial condition and operating results.

•                                          eCommerce transactions in certain emerging markets may be impeded by the lack of secure payment methods.

•                                          A substantial part of the population in emerging markets relies on cash payments, which may impact our ability to grow our business in those markets.

•                                          Brazilian government efforts to combat high interest rates and inflation may hinder the growth of the Brazilian economy and could harm our business.

4.5                              Risks Related to Taxation

•                                          Changes in tax treatment of companies engaged in eCommerce may adversely affect the commercial use of our sites and our financial results.

•                                          We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our operating results.

•                                          The intended tax treatment of our corporate structure and intercompany arrangements depend on the application of the tax laws of various jurisdictions and on how we operate our business.

•                                          We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of shares.

4.6                              Risks Related to Our Ordinary Shares

•                                          The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

•                                          If equity research analysts do not continue to publish research reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

•                                          We are principally owned by our Founding Shareholders, and their interests may conflict with or differ from your interests as a shareholder.

•                                          Pursuant to our Articles of Association, our special voting shares concentrate voting control with our Founding Shareholders, and limit your ability to influence corporate matters.

•                                          We are a “controlled company” within the meaning of the NASDAQ Stock Market rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

•                                          As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements.

•                                          As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•                                          Certain of our directors may have actual or potential conflicts of interest because of their positions with our Parent Companies.

•                                          We are currently party to, and may in the future be party to, related party transactions, including with our Parent Companies. Such transactions could involve potential conflicts of interest.

•                                          The market price of our ordinary shares could be negatively affected by future sales of our ordinary shares.

•                                          We have no present plan to pay any dividends on our ordinary shares and cannot provide assurances regarding the amount or timing of dividend payments, if any, in the future.

•                                          We maintain two exchange listings, which may adversely affect liquidity in the market for our ordinary shares and result in pricing differentials of ordinary shares between the two exchanges.

4.7                              Risks Related to Our Incorporation in the Netherlands

•                                          We do not comply with all the provisions of the DCGC. This may affect your rights as a shareholder.

•                                          United States civil liabilities may not be enforceable against us.

•                                          We are a Dutch public company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

•                                          Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid.

4.8                              Quantitative and Qualitative Disclosure about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including foreign currency exchange fluctuations, counterparty (credit) risk, equity risk, liquidity risk and changes in interest rates and inflation. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to these risks, see note 30 to our consolidated financial statements as of and for the year ended December 31, 2014.

Foreign Currency Risk

Our net sales and our operating expenses are denominated in the currencies of the countries in which our operations are located and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Brazilian real against the euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our income statements. In addition, we are exposed to foreign currency risk in transactions not denominated in euro. Exposure related to Brazilian real (R$) is described in note 30 to our consolidated financial statements included elsewhere in this annual report. Cnova does not hedge this “translation exposure”. If the Brazilian real exchange rate had been 10 percent higher/lower and all other variables were held constant, the Company’s net profit would have increased/decreased by €2 million and €(3) million in 2014 (€2 million and €(2) million in 2013), and equity (excluding net profit) would have decreased/increased by €(42) million and €51 million in 2014 (€(41) million and €50 million in 2013), solely due to the translation of the financial statements denominated in Brazilian real. In addition, the value of an investment in our ordinary shares traded on the Nasdaq Global Select Market will be affected by the exchange rate between the U.S. dollar and the euro because the value of our business is effectively denominated in euro, while our ordinary shares traded on the Nasdaq Global Select Market are traded in U.S. dollars.

As of December 31, 2014, we have one foreign exchange hedging transaction for €2.2 million, put in place by our subsidiary C-Asia. During the year ended December 31, 2013, we were not engaged in any foreign currency hedging transactions.

For further discussion of the effect of foreign currency risk on our business, see “4.2.1 Key Financial Metrics and Factors Impacting our Results of Operations - Impact of Foreign Currency Translation.”

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Other Market Risks

Interest rate risk

As described in notes 27 and 30 to our financial statements included elsewhere in this annual report, our financial debt is mainly related to loans or current accounts with its Parent Companies. We consider interest rate risk to be limited, although a variation in interest rates can impact revenues from cash and cash equivalents as well as the cost of selling credit card receivables.

Equity risk

We do not hold any significant interests other than our entities.

Liquidity and credit risk

We manage liquidity risk through the daily monitoring of cash flows, control of financial assets and liabilities maturities and a close relationship with financial institutions. Cnova held €573 million and €264 million as cash and cash equivalents as of December 31, 2014 and December 31, 2013, respectively. Cnova’s liquidity is also dependent on financing from its Parent Companies (Casino and CBD) and on the sale of credit card receivables (see notes 30 and 13 to our financial statements included elsewhere in this annual report).

5.                                     CORPORATE GOVERNANCE - THE DUTCH CORPORATE GOVERNANCE CODE

As a Dutch company that lists its ordinary shares on a government-recognized stock exchange, we are subject to the Dutch Corporate Governance Code (“DCGC”). The DCGC, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including NASDAQ and Euronext Paris.

The code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the DCGC that are addressed to the board of directors and, if they do not apply those provisions, to give the reasons for such non-application. The DCGC contains both principles and best practice provisions for the board of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The principles and best practice provisions apply to our board of directors, in relation to its role and composition, conflicts of interest and independence requirements, board of directors committees and remuneration; shareholders and the general meeting of shareholders, for example, regarding anti-takeover protection and obligations of the company to provide information to our shareholders; and financial reporting, including external auditor and internal audit requirements.

We acknowledge the importance of good corporate governance.  As such we comply with the corporate rules of NASDAQ and U.S. Securities laws that apply to us. In addition, we comply with the provisions of the DCGC, insofar these provisions are not inconsistent with the aforementioned NASDAQ rules and U.S. Securities laws or reflect best practices of global companies listed on both NASDAQ and Euronext Paris or the governance practices at our predecessor companies.

The provisions from the DCGC we do not apply include the following:

Remuneration (Principle II.2, III.7 and associated best practice provisions)

Our Remuneration Policy, adopted by our general meeting of shareholders before we were a publicly listed company, sets forth a remuneration structure designed to attract, retain and motivate Directors and Non-Board Co-CEO with the leadership qualities, skills and experience needed to support the management and growth of our business. The Remuneration Policy aims to drive strong business performance, promote accountability, incentivize Directors and the Non-Board Co-CEO to achieve short- and long-term performance goals with the objective of substantially increasing our equity value, and assure that Directors’ and the Non-Board Co-CEO’s interests are closely aligned to those of our shareholders and other stakeholders in accordance with international and US practice. Consequently, our Remuneration Policy, and the remuneration granted based on that policy, does not comply with the remuneration related provisions from the DCGC in all respects.

For a detailed discussion of the implementation of our Remuneration Policy, see “11 Remuneration Policy of Directors and the Non-Board Co-CEO” and “12 Remuneration of Directors and Executive Officers”.

Conflicts of interests and related party transactions (Principles II.3, III.6 and certain associated best practice provisions)

We deviate from Principle II.3, the best practice provisions II.3.2, II.3.4, Principle III.6 and best practice provisions III.6.1, III.6.3 III.6.4. In accordance with our Board Rules, a Director or the Non-Board Co-CEO shall not participate in the deliberations and decision-making of the Board of Directors on a matter in relation to which he or she has a conflict of interests within the meaning of the Dutch Civil Code. A Director or the Non-Board Co-CEO is not automatically barred from participating in any discussion or decision-making involving a matter in relation to which he or she may have an apparent conflict of interest. Pursuant to our Board Rules, a Director or the Non-Board Co-CEO is required to report a potential conflict of interest to the Chairman of the Board of Directors and the Board of Directors (excluding the Director or the Non-Board Co-CEO concerned) shall resolve whether the reported potential conflict of interests qualifies as an actual conflict of interests.

In addition, in view of our shareholder structure, we have a comprehensive policy on related party transactions that provides for a detailed arrangement for the approval of related party transactions and safeguards a diligent and careful decision-making process. Material related party transactions entered into by us are described under “17 Related Party Transactions.”

Contents of the Board Rules (best practice provision III.1.1)

Our Board Rules do not contain specific provisions dealing with the Board’s relations with the general meeting of shareholders. The Board will respect the rights of the general meeting of shareholders in accordance with our Articles of Association and the Dutch Civil Code.

Independence (best practice provision III.2.1)

We deviate from best practice provision III.2.1 that states that all non-executive directors, with the exception of not more than one person, shall be independent within the meaning of the DCGC, as all but 2 non-executive directors are independent within the meaning of the DCGC. Given our shareholder structure, it is considered justified to deviate from this best practice provision. We do apply applicable NASDAQ listing standards on director independence with respect to the composition of our audit committee. Furthermore, five out of eight of our non-executive directors, who are directors, executive officers or other representatives of members of the Casino Group that hold 10% or more of our issued share capital, in our opinion qualify as independent under the DCGC as referred to in best practice provision III.2.2(f).

Vice-chairman (best practice provision III.4.1 and III.4.4)

Our Board of Directors has not appointed a vice-chairman. Pursuant to the Board Rules, if the Chairman is absent, the Board of Directors shall elect a non-executive director to chair the meeting.

Board Committees (Principle III.5)

Our Board of Directors has not established a separate remuneration committee and selection and appointment committee. Instead, our Nomination and Remuneration Committee fulfils the role and responsibilities of a remuneration committee and selection and appointment committee as set forth in the DCGC.

Appointment external auditor (Principle V.2)

Our external auditor for the 2014 audit was appointed by our general meeting of shareholders prior to our NASDAQ IPO on November 2014 and before our Board of Directors had established an audit committee. As from our listing at Euronext Paris, we will apply Principle V.2, as mandated by the Dutch Implementation Decree of the EC Directive statutory audits of annual accounts and consolidated accounts (Besluit uitvoering EG-richtlijn wettelijke controles jaarrekeningen en geconsolideerde jaarrekeningen).

Internal audit function (Principle V.3 and associated best practice provisions)

As a company that was newly formed in May 2014, we are still in the process of fully setting-up our internal audit function and recruiting qualified personnel. We expect to have our internal audit function operational before the end of financial year 2015. Until then, internal audit support is provided by the internal audit function of Casino.

6.                                     BOARD OF DIRECTORS

As of 31 December 2014, our board of directors consists of nine directors. The individuals listed below are our current directors.

Name	Date of appointment	Current term	Nationality	Age
Non-executive directors
Jean-Charles Naouri, Chairman	October 31, 2014	2014-2017	French	65
Líbano Miranda Barroso	October 31, 2014	2014-2016	Brazilian	49
Silvio J. Genesini (1)(2)(3)	December 8, 2014	2014-2015	Brazilian	62
Eleazar de Carvalho Filho	October 31, 2014	2014-2016	Brazilian	57
Ronaldo Iabrudi dos Santos Pereira (2)	July 24, 2014	2014-2017	Brazilian	59
Didier Lévêque	October 31, 2014	2014-2015	French	53
Bernard Oppetit (1)	November 19, 2014	2014-2016	French	58
Arnaud Strasser (2)	May 30, 2014	2014-2017	French	45
Executive director
Germán Quiroga, Co-CEO	May 30, 2014	2014-2015	Brazilian	47

(1)         Member of our Audit Committee.

(2)         Member of our Nomination and Remuneration Committee.

(3)         Serves as a replacement director after Yves Desjacques resigned effective per December 8, 2014. Silvio J. Genesini will be nominated to the 2015 annual general meeting of shareholders for formal appointment as non-executive director.

The following paragraphs set forth biographical information regarding our directors:

Jean-Charles Naouri has served as Chairman of our board of directors since October 31, 2014. He currently serves as Chairman and Chief Executive Officer of Casino (since 2005) and also serves as President of Euris, the ultimate parent company of Casino Group which he controls, as Chairman of the board of directors of Rallye and CBD, and as Director of F. Marc de Lacharrière FIMALAC SA. Mr. Naouri is also the Vice-Chairman of the Casino Group Corporate Foundation and Chairman of the Euris Foundation. In June 2013, Mr. Naouri was appointed by France’s Ministry of Foreign Affairs to be a special representative for economic relations with Brazil. In the past five years, he has served as Chairman and CEO (until 2013) and Member of the Supervisory Board (until 2013) of Monoprix SA, CEO of Rallye (until 2013), Chairman of Finatis SA (until 2010), and Director and Member of the Audit Committee of Natixis SA (until 2010). From 1982 to 1986, he served as chief of staff for the Minister of Social Affairs and National Solidarity of France and then of the Minister of Economy, Finance and Budget of France. Mr. Naouri is Inspecteur des Finances (Finance Inspector) for the French government. Mr. Naouri is a graduate of École Normale Supérieure and École Nationale d’Administration (ENA) in France, and he attended Harvard University. He holds a PhD in Mathematics.

Líbano Miranda Barroso has served as one of our directors since October 31, 2014. He has served as the Chief Executive Officer of Via Varejo since April 2014 and a member of the Board of Directors of Via Varejo since February 2014, and also served as the Vice-President of Strategic Development of GPA. Previously, he held several executive-level positions, including Chief Executive Officer of TAM Airlines during the structuring of the LAN-TAM joint venture, creating LATAM Airlines Group. As Vice-President of Finance and Management of TAM Airlines, Mr. Barroso led the corporate restructuring process during the IPO on the Bovespa and NYSE. Mr. Barroso also served as the Chief Financial and Investor Relations Officer at Companhia de Concessões Rodoviárias (CCR), and Finance Coordinator at Andrade Gutierrez Concessões. Mr. Barroso holds a degree in economics from Universidade Federal de Minas Gerais, with specialization in finance from IBMEC, and completed a post-graduate program in corporate law at Fundação Getúlio Vargas (FGV).

Silvio J. Genesini was appointed to serve as a replacement director for Yves Desjacques effective December 8, 2014 and acts as one of our independent directors. He currently serves as a member of the board of directors of Algar, a Brazilian conglomerate with telecom, IT and agribusiness operations, and as president of LIDE Tecnologia. Mr. Genesini previously served as Chief Executive Officer of Grupo Estado from 2009 to 2012, a Brazilian media group, as the managing director of Brazilian operations for Oracle Corporation from 2004 to 2009, and as a partner at Accenture and Andersen Consulting. Mr. Genesini holds a degree in industrial engineering from Universidade de São Paulo.

Eleazar de Carvalho Filho has served as one of our directors since October 31, 2014. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as Chief Executive Officer of Unibanco Investment Bank. He is a founding partner of Virtus BR Partners, an independent advisory company. From 2006 to 2011, Mr. Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil. He also has served as a member of the board of directors of Petróleo Brasileiro S.A., Centrais Elétricas Brasileiras S.A. and Vale S.A. He currently serves as director of FMC Technologies, Inc., a director of GPA, where he is also a member of the audit committee and chair of the financial committee, and as President of the Board of Trustees of the Brazilian Symphony Orchestra. Born in São Paulo, Mr. de Carvalho Filho holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from the Johns Hopkins University.

Ronaldo Iabrudi dos Santos Pereira has served as one of our directors since July 24, 2014. Mr. Iabrudi has served as Chief Executive Officer of CBD, as chairman of the board of directors of Via Varejo and as a member of the executive committee of Casino since 2014, and as a member of the board of directors of CBD, since 2013. Mr. Iabrudi is also the chairman of the board of directors of Lupatech S.A., a member of the board of directors of Estácio Participações S.A. and a partner of Viaw and Agrobanco. Previously, Mr. Iabrudi was a member of the board of directors of Cemar, chief executive officer of Magnesita S.A. from 2007 to 2011, chief executive officer of Telemar Group from 1999 to 2006, chairman of the board of directors of Telemar Operadora and a member of the board of directors of other subsidiaries of the Telemar Group, chief executive officer of Ferrovia Centro-Atlântica from 1996 to 1999 and chairman of the board of directors of Porto de Angra and an executive officer and financial officer of Gerdau Group from 1984 to 1996. Mr. Iabrudi holds a bachelor’s degree from Pontifícia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Paris I Panthéon-Sorbonne and a master’s degree in management of changes from Université Paris IX Dauphine.

Didier Lévêque has served as one of our directors since October 31, 2014. He currently serves as Corporate Secretary of Euris (since 2008), the ultimate parent company of Casino Group, and also serves as Chairman of the board of directors and CEO of Finatis S.A. (since 2010 and 2008, respectively), a parent company of both Casino Group and Rallye. Mr. Lévêque is also the Chairman and CEO of Carpinienne de Participations S.A., Euris North America Corporation, Euristates Inc., Euris Real Estate Corporation and Parande Brooklyn Corp., the Chairman of Par-Bel 2 S.A.S. and Matignon Diderot S.A.S., and is a director of Euris (UK) Limited, Foncière Euris S.A., Casino and Rallye, and the co-Legal Manager of Silberhorn S.à r.l. Mr. Lévêque is a graduate of Hautes Études Commerciales (HEC).

Bernard Oppetit has served as one of our directors since November 19, 2014, and is one of our independent directors. He currently serves as the Chairman of Centaurus Capital Ltd, an asset management firm he created in 2000. Prior to founding Centaurus Capital, Mr. Oppetit held various positions at Paribas (now BNP Paribas). He started at Paribas in 1979, in Information Technology, worked in M&A from 1981 to 1987, joined the Risk Arbitrage Department in 1987, and was appointed global head of Equity Derivatives at Paribas in 1995 and served in this capacity until he resigned in 2000. He has been an independent director and Chairman of the audit committee of Natixis since 2009 and 2010, respectively. Mr. Oppetit is also a director of Centaurus Capital Holdings Limited, Centaurus Global Holding Limited, Centaurus Management Company Limited, Centaurus Capital International Limited and Emolument Ltd. In addition, he is an advisor to Fortress Investment Group. Mr. Oppetit graduated from École Polytechnique in Paris in 1978.

Arnaud Strasser has served as one of our directors since May 30, 2014. Mr. Strasser has served as Director, Corporate Development and Holdings of Casino and a member of the Casino Management Board since 2010. He has also served as a member of the board of directors of Éxito since 2010 (member of the Good Governance Code Assessment, Follow-up and Compensation Committee), member of the board of directors of CBD since 2010 and Vice Chairman since 2012 (member of the Human Resources and Compensation Committee), and a member of the board of directors and Vice Chairman of Via Varejo since 2012 and 2013, respectively (member of the Human Resources and Compensation Committee). Mr. Strasser also served as a member of the board of directors of Big C Supercenter until 2014. Mr. Strasser joined Casino in 2007 and served until 2009 as Advisor to the Chairman for International Development of Casino. Mr. Strasser is a graduate from the École Nationale d’Administration (ENA), he also holds a masters degree from the Hautes Études Commerciales (HEC), and a masters degree from the Institut d’Études Politiques de Paris.

Germán Quiroga has served as our executive director since May 30, 2014, and was appointed Co-CEO in June 2014. Mr. Quiroga is the founder of each of Nova Pontocom and E-Hub Consultoria, Participações e Comércio S.A., and has served as Chief Executive Officer of those companies since 2010 and 2008, respectively. Mr. Quiroga also founded PontoFrio.com, and served as its Chief Executive Officer from 2008 to 2010. In addition, Mr. Quiroga currently serves as Vice Chairman of the board of directors of TOTVS S.A., and is a member of the board of directors of each of Câmara Brasileira de Comércio Eletrônico (Brazilian Chamber of Electronic Commerce), Associação Brasileira das Relações Empresa Cliente (Brazilian Association for Business-Client Relations) and Federação do Comércio de Bens, Serviços e Turismo (Brazilian Federation for the trade of Goods, Services and Tourism). Mr. Quiroga was one of the founding members of americanas.com (today part of B2W). Mr. Quiroga holds an MBA in Digital Systems from the Universidade Federal de São Paulo and a BS in Electronic Engineering from the Instituto Militar de Engenharia.

7.                                     EXECUTIVE OFFICERS

The individuals listed below are our current executive officers.

Name	Age	Title
Emmanuel Grenier	43	Co-Chief Executive Officer
Germán Quiroga	47	Co-Chief Executive Officer
Vitor Fagá de Almeida	39	Executive Vice President and Chief Financial Officer
Pascal Rivet	54	Interim General Counsel
Stéphane Brunel	40	Chief Financial Officer, Cdiscount

The following paragraphs set forth biographical information regarding our Non-Board executive officers. For biographical information regarding Germán Quiroga, please see “6 Board of Directors” above.

Emmanuel Grenier was appointed as our Co-CEO in June 2014. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, most recently as Managing Director and Chief Executive Officer of Cdiscount since 2008. In addition, Mr. Grenier currently serves as President of CD Africa S.A.S., as director and President of E-Trend S.A.S., director of C-Distribution Asia Pte. Ltd. (C-Asia) and director of C-Distribution (Thailand) Ltd. Mr. Grenier holds a masters degree from ESC Chambéry in France.

Vitor Fagá de Almeida was appointed as our Executive Vice President and CFO in September 2014. Before joining our company, Mr. Fagá served as CFO and Investor Relations Officer of Via Varejo, since March 2013. Since joining GPA in 2010, Mr. Fagá has served in a variety of roles, including as CFO and Investor Relations Officer. Prior to that, Mr. Fagá served as CFO at Medial Saúde and as strategy consultant at Boston Consulting Group. Mr. Fagá holds a BA in Economics from Campinas State University in Brazil.

Pascal Rivet was appointed as our Interim General Counsel in March 2015. Since joining Casino Group in 1995, Mr. Rivet has served in several different roles in legal affairs and tax compliance, most recently as International Legal Affairs Officer, and prior to that as General Counsel, Legal and Tax Officer and Group Tax Manager. Mr. Rivet holds a Master of Laws degree from the Faculté de Droit et Science Politique of the Université de Toulouse 1 Capitole and a degree from the French National Tax School.

Stéphane Brunel has served as CFO of Cdiscount Group since February 2015. Since joining Groupe Casino in 2008, Mr. Brunel has served in a variety of roles, including as Chief Financial Officer of Franprix-LeaderPrice, since April 2011. Prior to that, Mr. Brunel served as an associate at Morgan Stanley. Mr. Brunel holds a master’s degree from EM Lyon in France.

8.                                     BOARD STRUCTURE

Our Company has a single-tier board of directors. Our board of directors consists of nine directors, including eight non-executive directors and one executive director. The Framework and IPO Agreement provides for the appointment of our initial board of directors by our Founding Shareholders and does not provide appointment rights to any shareholder following the completion of our initial public offering. See “17.1 Reorganization Related Agreements - Framework and IPO Agreement.” In order to provide for the progressive renewal of the board of directors and to provide for continuity on the board, directors’ terms of office have been offset such that three of the current directors have been appointed for a term of one year, three current directors have been appointed for a term of two years and three current directors have been appointed for a term of three years. As a result, the initial terms of our directors will expire at the annual general meeting of shareholders in 2015 (for MM. Didier Lévêque, Silvio J.Genesini and German Quiroga), 2016 (for MM. Eleazar de Carvalho Filho, Libano Miranda Barroso, Bernard Oppetit), or 2017 (for MM. Jean-Charles Naouri, Arnaud Strasser, Ronaldo Iabrudi dos Santos Pereira). Non-executive Directors elected following the expiration of their terms are expected to serve three-year terms, although following each such non-executive director’s term, the internal rules for our board of directors and its committees (the “Board Rules”) allow for other terms if proposed by the board of directors and approved by a resolution of the shareholders. Our executive director in principal serves a one-year term. A director may be re-elected to serve for an unlimited number of terms.

In accordance with Dutch law, our Articles of Association provide that our directors will be appointed by our general meeting of shareholders. A director may be removed or suspended, with or without cause, by a resolution of our general meeting of shareholders passed by a simple majority of the votes cast. In addition, our executive director may be suspended by our board of directors. Our Non-Board Co-CEO (as defined below) may be appointed, suspended and/or removed by our board of directors.

Our executive director, currently Germán Quiroga, is a Co-CEO (“Board Co-CEO”). In addition, our board of directors has appointed as the other Co-CEO (the “Non-Board Co-CEO”) Emmanuel Grenier, who is now serving in that role. Pursuant to our Board Rules, the role of Board Co-CEO alternates between the Co-CEO in charge of the Nova operations and the Co-CEO in charge of the Cdiscount operations. Meanwhile, the Non-Board Co-CEO attends and participates in meetings of the board of directors as an observer, but may not vote. The duties, responsibilities and powers of the Non-Board Co-CEO are subject to certain limitations under Dutch law. Our board of directors may at any time determine that the specific circumstances require the board of directors to perform its duties through deliberation and decision-making among the directors only, without the Non-Board Co-CEO being present.

The rotation applicable to our Co-CEOs does not confer any individual right to continued or renewed appointment to Germán Quiroga and Emmanuel Grenier or the individuals succeeding them, but relates only to their function of Co-CEO in charge of the Nova operations or the Cdiscount operations, respectively. As an initial matter, Germán Quiroga, Board Co-CEO, is primarily in charge of the Nova operations and Emmanuel Grenier, Non-Board Co-CEO, is primarily in charge of the Cdiscount operations. Subject to the board’s powers, certain decisions relating to the day-to-day operations and general affairs of Cnova, as a whole, are to be jointly determined by our Co-CEOs, with the chairman of our board of directors providing the deciding vote in the event of a disagreement.

The primary responsibility of our non-executive directors is to supervise the management, including the Board Co-CEO, to oversee the functioning of the board of directors, and provide advice to our Co-CEOs and senior management, including supervising the execution of our Company’s strategy by our Co-CEOs and senior management and monitoring the general affairs of our Company and the business connected with it. The primary responsibility of our Board Co-CEO is to manage, subject to the limitations of Dutch law, jointly with the Non-Board Co-CEO but without prejudice to the Board Co-CEO’s responsibility as a director and the board of director’s collective responsibility, our Company’s day-to day operations, the general affairs of the Company and of the Company’s group.

Decisions of the board of directors require the affirmative vote of a majority of the directors present or represented at any meeting of our board of directors where at least a majority of the full board is present or represented. The chairman of the board of directors casts the deciding vote in the event that any vote of the board of directors results in a tie. The board of directors may also act by written consent, evidenced by a resolution of the board of directors signed by at least a majority of the full board.

Our board has adopted internal rules concerning the organization, decision-making and other internal matters of the board of directors and the board committees, as well as the tasks, duties and authorities of the non-board Co-CEO. Our board of directors as a whole or any Co-CEO individually is authorized to represent us in dealings with third parties. Our board may elect to adopt additional lists of decisions by the Co-CEOs requiring prior approval by the board as a whole, the Chairman or certain committees.

9.                                     DIRECTOR INDEPENDENCE

As a “controlled company” under the NASDAQ rules, we are not required to have a majority independent board of directors, except to the extent that our audit committee is required to consist of independent directors.  Our board of directors has determined that, under current NASDAQ listing standards regarding independence, and taking into account any applicable committee standards, Bernard Oppetit and Silvio J. Genesini, two of our non-executive directors, are independent directors. Mr. Oppetit and Mr. Genesini are both members of our audit committee. For director independence requirements under the DCGC, see “5 Dutch Corporate Governance Code — Independence (best practice provision III.2.1)”.

10.                              BOARD EVALUATION

Pursuant to the Board Rules, the non-executive directors shall discuss at least once a year, without the Co-CEOs being present, their own functioning, the functioning of the board committees and the individual non-executive directors, and the conclusions that must be drawn on the basis thereof. Moreover, the non-executive directors shall discuss at least once a year without the Co-CEOs being present both the functioning of the board of directors as a corporate body of the Company and the performance by the Co-CEOs of their duties, and the conclusions that must be drawn on the basis thereof. In accordance with the Board Rules, our Chairman shall see to it that the performance of the Directors and the Non-Board Co-CEO is assessed at least once a year.

As we are a newly formed company, the first meeting of the board of directors without the Co-CEOs being present to discuss the functioning of the board of directors as a whole and the individual directors and Non-Board Co-CEO took place on January 27, 2015.

Discussions by the non-executive directors on strategy, risks and risk management

As mandated by the Board Rules, our non-executive directors meet from time to time to discuss the corporate strategy and the main risks of the business, the results of the assessment by the board of directors of the design and effectiveness of the internal risk management and control systems, as well as any significant changes thereto.

11.                              REMUNERATION POLICY OF DIRECTORS AND THE NON-BOARD CO-CEO

Under our Articles of Association, we must adopt a remuneration policy for our directors and the Non-Board Co-CEO. Such remuneration policy was adopted by our general meeting of shareholders on October 30, 2014 and is available on our website.

The remuneration policy sets forth a remuneration structure designed to attract, retain and motivate directors and Non-Board Co-CEO with the leadership qualities, skills and experience needed to support the management and growth of the Company’s business. Our remuneration policy aims to drive strong business performance, promote accountability, incentivize directors and the Non-Board Co-CEO to achieve short- and long-term performance goals with the objective of substantially increasing the Company’s equity value, and assure that directors’ and the Non-Board Co-CEO’s interests are closely aligned to those of the Company’s shareholders and other stakeholders.

Our remuneration Policy is intended to ensure the overall market competitiveness of the directors’ and the Non-Board Co-CEO’s remuneration packages, while providing our board of directors with enough flexibility to tailor its remuneration practices on a case by case basis. In determining the remuneration of directors and the Non-Board Co-CEO, the board of directors (and the nomination and remuneration committee), in its discretion, shall consider what, if any, actions shall be taken with a view to preventing conflicts of interest. In its discretion, our board of directors (or the nomination and remuneration committee) may obtain independent advice from compensation consultants or counsel on the appropriate levels of compensation. The nomination and remuneration committee shall annually review and, if deemed appropriate, recommend to the board of directors changes to the individual directors’ and Non-Board Co-CEO’s remuneration packages from time to time in a manner consistent with our remuneration policy

Our board of directors determines the remuneration of our directors and our Co-CEOs in accordance with the remuneration policy. Neither of our Co-CEOs may participate in the deliberations or, if applicable, the determination of his remuneration.

12.                              REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

12.1                       Compensation of Executive Officers

In 2014, the aggregate compensation paid to our executive officers expensed by us and our subsidiaries was approximately €2.7 million ($3.3 million), excluding the value of the deferred stock units awarded to them described below (see “12.3 Equity Incentive Plans—Deferred Stock Unit Awards”), and excluding certain non-recurring payments relating to the repurchase of pre-existing equity warrants. This includes the compensation paid to Mr. Grenier (Co-CEO) and excludes that paid to Mr. Quiroga (Co-CEO and Board member). Mr. Quiroga’s compensation in 2014 is shown in the table below. Since we are a newly-formed entity, this amount includes payments made to our executive officers in their positions at our predecessor entities. For a discussion of deferred compensation payable in future fiscal years, see “12.3 Equity Incentive Plans.” As of December 31, 2014, 25,567 restricted shares were granted to certain of our current directors, none of which are vested.

12.2                       Compensation of Directors

In 2014, the aggregate compensation paid to our directors expensed by us and our subsidiaries was approximately €2.1 million ($2.5 million), excluding the value of the deferred stock units awarded to them (see “12.3 Equity Incentive Plans - Deferred Stock Unit Awards”) and the DSUs and SARs described below and excluding certain non-recurring payments relating.

The below tables show the compensation paid by us and our subsidiaries to our directors in the 2014 fiscal year. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or our subsidiaries. Amounts are in euros unless otherwise stated.

Name and title	Director fees	Committee membership fees	Attendance fees	Chair fees	Long-term incentive awards
RSAs(1)
Non-executive directors
Jean-Charles Naouri, Chairman	—	—	—	—	—
Líbano Miranda Barroso	—	—	—	—	—
Yves Desjacques(2)	—	—	—	—	—
Didier Lévêque	—	—	—	—	—
Eleazar de Carvalho Filho	—	—	—	—	$60,000
Ronaldo Iabrudi dos Santos Pereira	—	—	—	—	—
Arnaud Strasser	—	—	—	—	—
Independent non-executive directors
Bernard Oppetit	—	—	—	—	$60,000
Silvio Genesini(2)	—	—	—	—	$60,000

	Base	Variable cash			Long-term Incentive awards
Name and title	salary(4)	incentives(5)(6)	Pensions	Benefits(7)		(number)
					LTI 2012(8)	DSUs(9)	SARs(10)
Executive director
Germán Quiroga, Co-CEO	545,825	726,079	—	59,578	651,322	272,520	940,033

(1)                                 Restricted Stock Awards are granted under the Cnova N.V. 2014 Omnibus Incentive Plan. See “12.3 Equity Incentive Plans—Restricted Stock Awards” for a description of the restricted stock awards.

(2)                                 Yves Desjacques resigned on December 8, 2014 and has not been paid for his directorship. Silvio Genesini was appointed in replacement of Mr. Desjacques on the same date.

(3)                                 The amounts were paid in Brazilian real and converted at 3.1211 BRL/EUR exchange rate, the average exchange rate for 2014 published by the European Central Bank.

(4)                                 Excludes €107,288 paid in January 2014 with respect to Mr. Quiroga’s 2013 salary.

(5)                                 Represents the annual bonus paid in 2014 with respect to 2013. This amount excludes non-recurring payments totaling €3,323,992.

(6)                                 Mr. Quiroga benefits from a retention plan under which € 2,402,999 are payable in two installments: the first installment of 40% in 2016 and the second installment of 60% in 2017, provided that he remains employed at the time of payment.

(7)                                 This represents the value of allowances or in-kind benefits for car, healthcare, meals and life insurance.

(8)                                 Bonus granted in 2012 but paid in 2014.

(9)                                 Deferred Stock Unit awards are granted under the Cnova N.V. 2014 Omnibus Incentive Plan. See “12.3 Equity Incentive Plans - Deferred Stock Unit Awards” for a description of the conditions.

(10)                          Stock Appreciation Right awards are granted by Casino. See “12.3 Equity Incentive Plans - Stock Appreciation Right Awards” for a description of the conditions.

Variable cash incentives and retention plan for Executive director

Quiroga benefits from a retention plan at CNova Comércio Eletrônico S.A. under which €2,402,999 is payable in two installments, the first installment of 40% in 2016 and the second installment of 60% in 2017 subject to continued employment at the time of payment.

Compensation of non-executive directors

For our eligible non-executive directors who do not serve within the Casino Group in any capacity other than as a director, namely Messrs. Oppetit, Genesini and de Carvalho Filho, the remuneration structure is based on a cash portion and an equity portion supplemented by fees for committee-chair and/or committee-membership as described below. This compensation structure is aligned that used for independent directors of U.S. listed companies. The fixed compensation in cash amounts to $40,000 annually. The compensation in equity consists of $60,000 worth of Cnova restricted stock awards (see “12.3 Equity Incentive Plans - Restricted Stock Awards” below for a description of the restricted stock awards).

On November 19, 2014, Mr. Oppetit was granted 8,571 restricted stock awards representing a value of $60,000 (based on the IPO share price of $7.00 per ordinary share). On December 8, 2014, Messrs. de Carvalho Filho and Genesini were each granted 8,498 restricted stock awards with a corresponding value of $60,000 (based on the NASDAQ closing price of our ordinary shares on the grant date of $7.06 per share). The vesting schedule of the restricted stock awards is as follows:

			Vesting Schedule
Name	Number of RSUs	Grant Date	Shares (#)	Date	Shares (#)	Date	Shares (#)	Date
Bernard Oppetit	8,571	11/19/2014	2,857	11/19/2015	2,857	11/19/2016	2,857	11/19/2017
Silvio Genesini	8,498	12/8/2014	2,832	12/8/2015	2,833	12/8/2016	2,833	12/8/2017
Eleazar De Carvalho Filho	8,498	12/8/2014	2,832	12/8/2015	2,833	12/8/2016	2,833	12/8/2017

For all our other non-executive directors, being Messrs. Naouri, Barroso, Lévêque, Iabrudi and Strasser, a fixed annual retainer of $10,000 supplemented with fees related to committee memberships is awarded.

Members of our audit committee (AC) receive a fixed annual retainer of $10,000 and the chairman of the audit committee receives a fixed annual retainer of $20,000. Members of the nomination and remuneration committee receive a fixed annual retainer of $5,000, and the chairman of the nomination and remuneration committee receives a fixed annual retainer of $10,000. In addition, members of the audit committee receive an attendance fee of $2,000 per meeting and members of the nomination and remuneration committee receive an attendance fee of $1,500 per meeting.

Based on the above information, the annual compensation of our non-executive directors is provided in the table below. While directors and members of the audit and nomination and remuneration committees were entitled to the fees described below, the only compensation actually paid in 2014 consisted in the RSAs granted in November and December 2014. All amounts included are in in U.S. dollars.

Name and title	Director fees*	Audit Committee fees*	Nomination & Remuneration Committee fees*	Restricted stock awards (amount)
Jean-Charles Naouri, Chairman	10,000	—	—	—
Líbano Miranda Barroso	10,000	—	—	—
Didier Lévêque	10,000	—	—	—
Eleazar de Carvalho Filho	40,000	—	—	60,000
Ronaldo Iabrudi dos Santos Pereira	10,000	—	5,000 + 1,500 per meeting	—
Arnaud Strasser	10,000	—	5,000 + 1,500 per meeting	—
Bernard Oppetit	40,000	20,000 + 2,000 per meeting	—	60,000
Silvio Genesini	40,000	10,000 + 2,000 per meeting	10,000 + 1,500 per meeting	60,000

*                                         Not actually paid in 2014.

Personal loans, advances and guarantees

It is the current policy of the Company that it shall not grant any personal loans and guarantees to the directors and the Non-Board Co-CEO, except for travel advances, cash advances and use of a Company-sponsored credit card in the ordinary course of business and on terms applicable to the personnel as a whole. In addition, we have entered into indemnification agreements with our directors and certain of our executive officers.

12.3                       Equity Incentive Plans

Existing Cdiscount Management Incentive Plan

Prior to the Reorganization, our subsidiary Cdiscount Group issued performance shares to certain managers and employees of Cdiscount. As a result, on March 5, 2014, such beneficiaries received, at the end of the vesting period, a total of 315,022 shares in Cdiscount Group, representing approximately 0.2% of Cdiscount Group’s share capital and voting rights. No additional shares in Cdiscount Group are to be issued pursuant to this plan. These shares are subject to a lock-up period for a period of two years from the date of issuance (i.e., March 5, 2014), as required by French law.

Because Cdiscount Group’s shares are not listed and are therefore illiquid, Casino and each beneficiary have entered into reciprocal put and call arrangements that allow Casino to acquire from the beneficiaries, and allows each beneficiary to sell to Casino, after the expiration of the lock-up period, the Cdiscount Group shares issued pursuant to such incentive plan at a price determined according to a formula based on the performance of Cdiscount. These arrangements will be assigned to Cnova, to enable us to acquire eventually 100% of the outstanding share capital of Cdiscount Group.

2014 Omnibus Incentive Plan

On October 30, 2014, our general meeting of shareholders adopted the Cnova 2014 Omnibus Incentive Plan to give Cnova a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants, and to provide incentives for future performance of services directly linked to shareholder value. The Omnibus Incentive Plan provides our board of directors with the authority to grant stock options, SARs, restricted stock awards, restricted stock units, performance units, deferred stock unit awards or other awards that may be settled in or based upon the value of our ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to 16,500,000 of our ordinary shares may be issued pursuant to awards granted under the Omnibus Incentive Plan.

Deferred Stock Unit Awards

Pursuant to the Omnibus Incentive Plan, on November 19, 2014, we granted to certain executives and employees of Cnova and its subsidiaries awards of deferred stock units with respect to 1,319,999 of our ordinary shares in the aggregate. Each deferred stock unit award is nonforfeitable and is to be settled, for no consideration (except for Dutch resident recipients for which the deferred stock units will be settled for €1.00 per share), on the fourth anniversary of the completion of our initial public offering, by issuing or transferring ordinary shares to the recipient of the award. Prior to settlement, the recipient of a deferred stock unit award will not hold the ordinary shares subject to the award and, accordingly, will not have any rights as a shareholder in respect of the ordinary shares subject to the award, including voting rights. In addition, deferred stock unit awards may not be transferred except in case of the recipient’s death.

Stock Appreciation Right Awards

On November 19, 2014, Casino granted certain executives of Cnova an award of cash-settled SARs with respect to 4,746,907 of our ordinary shares in the aggregate. Each SAR award will vest in full on the fourth anniversary of the completion of our initial public offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share. The initial public offering price per ordinary share was $7.00.

Under certain conditions of termination of service prior to the vesting date (e.g., in the event of termination without cause), an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

As the SARs are fully cash-settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award has no rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient’s death.

Restricted Stock Awards

Pursuant to the Omnibus Incentive Plan, during November and December 2014, we granted to certain of our directors awards of restricted stock with respect to 25,567 of our ordinary shares in the aggregate. Each award was determined by dividing $60,000 by the Nasdaq closing price per ordinary share on the date of grant. Such restricted stock awards will vest in equal installments on each of the first, second and third anniversaries of the grant date, subject to the recipient’s continued service through such date. Any unvested portion of a restricted stock award will be forfeited for no consideration upon the recipient’s termination of service as a director, unless otherwise determined by the committee administering the Omnibus Incentive Plan. Prior to vesting, the recipient will have the rights of a shareholder in respect of the ordinary shares subject to the award, including voting rights, provided that any dividends or other distributions paid in respect of such ordinary shares will not become due until the ordinary shares that correspond to the dividends vest. In addition, restricted stock awards may not be transferred. We expect that additional grants of restricted stock will be made pursuant to the Omnibus Incentive Plan upon the appointment of any future independent directors and directors that have no affiliation with Casino Group other than service as a director of a group company, and, commencing in 2015, annually to such directors.

13.                              DIRECTORS’ SERVICE CONTRACTS

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

14.                              BOARD AND OTHER MANAGEMENT COMMITTEES

We have two board committees, an audit committee and a nomination and remuneration committee. These committees are governed by our Board Rules. We also have a management and strategy committee and an operations committee, which are non-board committees.

14.1                       Audit Committee

Our audit committee consists of two independent directors, Bernard Oppetit and Silvio J. Genesini. Mr. Oppetit serves as the chair of the audit committee. Our board of directors has determined that each of Mr. Oppetit and Mr. Genesini is an “audit committee financial expert” as defined by the SEC and that Mr. Oppetit and Mr. Genesini meet the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.

Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The role of the audit committee is described in the audit committee charter, which is available on our website.

The audit committee was established on October 30, 2014 and held its first meeting on January 27, 2015.

14.2                       Nomination and Remuneration Committee

Our nomination and remuneration committee consists of three directors, Ronaldo Iabrudi dos Santos Pereira, Arnaud Strasser and Silvio J. Genesini. Mr. Genesini serves as the chair of the nomination and remuneration committee. The role of our nomination and remuneration committee is to assist our board of directors and our Non-Board Co-CEO in selecting individuals qualified to become our directors, determining the composition of our board of directors and its committees and reviewing and recommending our compensation structure, including compensation relating to our directors and senior management. Our Co-CEOs may not be present at any committee meeting in which their compensation is to be discussed. Our nomination and remuneration committee charter, which is available on our website, further describes the functions of our nomination and remuneration committee.

The nomination and remuneration committee was established on October 30, 2014 and held its first meeting on January 27, 2015.

14.3                       Management and Strategy Committee

Our management and strategy committee consists of our Chairman, Jean-Charles Naouri (who presides over the committee), our Co-CEOs, our Chief Financial Officer and our Interim General Counsel. Other members of senior management may also be invited to participate on the management and strategy committee. The management and strategy committee is not a board committee, but an ad hoc committee that acts as a liaison between the board of directors, senior management and our operations committee. The responsibilities of the management and strategy committee include advising the board of directors and making proposals regarding the orientation of our strategy, monitoring and advising senior management on the implementation of that strategy and material operational matters, general supervision of our operations and other matters.

14.4                      Operations Committee

Our operations committee consists of nine members: our six executive officers named in “7 Executive Officers,” Jérémy Fichet, CEO of Cdiscount Thailand, Stefan Krautwald, CEO of Cdiscount Colombia and Ferdinand Tomarchio, our group coordination officer. The operations committee is not a board committee, but an ad hoc committee established by the Co-CEOs with the approval of the Chairman of the board of directors. The Co-CEOs, with prior approval of the Chairman of our board of directors, shall appoint and determine the number of members of the committee.

15.                              DIVERSITY POLICY

We endorse that the Board of Directors should aim for a diverse composition in terms of factors such as gender and age. We believe that the current composition of the Board of Directors, taking into account the knowledge and experience of the current Directors, is in the best interest of Cnova and its businesses. In the future, however, we will continue to pursue a diverse composition for the Board of Directors, subject to the availability of suitable candidates at the time of Board appointments.

16.                              CONFLICT OF INTEREST

In 2014, no transactions were reported where a board member had a conflict of interest that was material to the Company.

17.                              RELATED PARTY TRANSACTIONS

The relationships we have with our Parent Companies, across areas such as purchasing, logistics and fulfillment, other operational areas and financing are an important part of our strategy and provide a significant competitive advantage.

In connection with the completion of our IPO, our board of directors adopted a written policy regarding the review and approval of related party transactions, which took effect on November 20, 2014 and is available on our website at www.cnova.com. The Related Party Transaction Policy (the “RPT Policy”, requires that all related party transactions be entered into on arm’s-length terms and provides for the management of situations of potential conflicts of interest. The RPT Policy defines related party transactions as transactions between (i) Cnova (or any subsidiary of Cnova), on the one hand, and (ii) either (x) a direct or indirect holder (or deemed holder) of 10% or more of our issued ordinary share capital and/or voting rights in respect thereof or any subsidiary thereof (or any of their respective directors or officers or their immediate family members), or (y) a director or officer of Cnova, or any of their immediate family members, on the other hand.

Following the completion of our IPO, in order to enhance compliance with the RPT Policy on a going forward basis, we retained the services of Grant Thornton France to review the terms of our related party transactions or arrangements currently in effect, including those in effect prior to our IPO but excluding the Reorganization related agreements and agreements relating to our shares identified below. Grant Thornton reviewed all material terms that it believed should be considered in determining whether a transaction is on arm’s-length terms, including pricing, duration and termination provisions. Grant Thornton’s review was performed under International Standard on Assurance Engagements 3000 and concluded that no material element existed that would preclude the determination that (i) Cnova’s framework is appropriate for establishing related party transactions on arm’s-length terms and reviewing and approving such transactions, (ii) the framework has been properly applied to the related party transactions reviewed by Grant Thornton and (iii) each such related party transactions was entered into on arm’s-length terms, taking into account all material aspects of each transaction.

Based on several factors, including our experience in the business sectors in which we operate, the terms of our transactions with unaffiliated third parties and other market data, as well as the review conducted by Grant Thornton, we believe that all of the transactions described below meet the standards set forth in the RPT Policy.

The following is a description of material transactions, or series of related material transactions, for the period since January 1, 2014 through the filing of this annual report, to which we have been a party and in which the other parties included or will include our directors, executive officers, holders of more than 5% of our voting securities or any member of the immediate family of any of the foregoing persons.

17.1                       Reorganization Related Agreements

As part of the Reorganization, Casino, Companhia Brasileira de Distribuição, Via Varejo S.A., Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 11, 2014. Subsequently, Almacenes Éxito S.A., Cdiscount Group, Germán Quiroga and another founder of Nova Pontocom became parties to the agreement. The Framework and IPO Agreement sets forth the various steps undertaken in the Reorganization (described further in “2.2.2 The Reorganization”), our governing documents, the structure of our board of directors and its committees, conditions precedent completed prior to the Reorganization, customary representations and warranties and certain other matters related to our initial public offering. The reorganization of the eCommerce businesses of our Parent Companies in France and Latin America was completed on July 24, 2014, and the reorganization of our Parent Companies’ eCommerce businesses in Asia was completed on November 17, 2014.

In addition to the Framework and IPO Agreement, we entered into other agreements with certain members of the Casino Group, including an agreement related to the contribution of shares of certain eCommerce companies to us, shareholders’ agreements with Éxito with respect to Cdiscount Colombia and Cdiscount LatAm and put and call arrangements related to the acquision of Cdiscount Colombia and Cdiscount LatAm. In connection with the Reorganization, Nova OpCo entered into an indemnification agreement with Nova Pontocom pursuant to which, Nova OpCo agreed to indemnify and hold Nova Pontocom harmless from damages arising from acts the operating assets and liabilities contributed to Nova OpCo in the Reorganization.

Finally, we entered into a management undertakings agreement with Mr. Germán Quiroga and Mr. Khair Chalita, Nova Pontocom and Nova OpCo, pursuant to which Mr. Quiroga and Mr. Chalita each individually agree, for a period of 12 months after the later of the date on each executive resigns or is dismissed from the management team or the date on which he transfers his beneficial ownership of all of our shares, not to: (1) compete with Nova Pontocom, Nova OpCo or us or join any of our competitors or provide services to any of our competitors or to acquire any equity interest or otherwise be linked to any of our competitors; or (2) induce any customer to purchase or sell products or services to or from any competitor, enter into any agreement with any competitor, terminate its relationship with us and our affiliates or assist or induce any entity associated with us and our affiliates to terminate their association with us or our affiliates.

17.2                       Agreements Relating to our Shares

Special Voting Agreement

On November 24, 2014, we, the Voting Depository, Casino, Companhia Brasileira de Distribuição, Via Varejo S.A., Almacenes Éxito S.A., Germán Quiroga, Eduardo Chalita, with acknowledgment by Nova HoldCo, Lux HoldCo and Dutch HoldCo entered into Special Voting Agreement. This agreement includes the contractual terms of the Double Voting Right Structure as discussed in “Other Information - 4 Special Voting Shares.”

Pursuant to the Special Voting Agreement, the Special Voting Shares were automatically issued when our initial public offering was completed in November 2014. The Special Voting Agreement also provides for the non-transferability of special voting depository receipts except to a Permitted Transferee as described in “Other Information - 4 Special Voting Shares,” and authorizes the Voting Depository to unilaterally cancel special voting depository receipts (for no compensation) in specified circumstances. The Special Voting Agreement also includes an acknowledgement of the terms and conditions (administratievoorwaarden, or the “Terms and Conditions”) of the Double Voting Right Structure by each initial holder of special voting depository receipts. The Special Voting Agreement further includes an irrevocable power of attorney from each initial holder of special voting depository receipts to the Voting Depository and Cnova for acts required under the Terms and Conditions or the Special Voting Agreement.

Pursuant to the Special Voting Agreement, the Voting Depository is to be granted a call option (the “Call Option”) to acquire newly issued special voting shares in the event of a capital increase of Cnova in which one or more Founding Shareholders (or their Permitted Transferees, as the case may be) participate(s). The Call Option will be an irrevocable right to subscribe for additional special voting shares, exercisable only by the Voting Depository. The Call Option will include circumstances in which the Voting Depository must exercise the Call Option. An issuance of special voting shares pursuant to the Call Option will not require prior authorization by our general meeting of shareholders. The Call Option will be non-transferable and cannot be encumbered in any way. The Call Option will be perpetual in nature, exercisable on more than one occasion and cannot be cancelled unless and until the Double Voting Right Structure is abolished. The Call Option will give no right to subscribe for special voting shares to the extent that our authorized share capital would be exceeded, as set forth in our Articles of Association from time to time. The Special Voting Agreement includes an undertaking by us to ensure that our board of directors will propose an amendment to our Articles of Association in order to increase the number of special voting shares comprised in our authorized share capital if it appears that the Voting Depository will likely need to hold special voting shares in excess of the number of special voting shares issuable under our authorized share capital.

The Special Voting Agreement also provides that the Voting Depository may not, directly or indirectly, sell, dispose of, transfer or encumber any special voting share or otherwise grant any right or interest therein (other than a transfer to Cnova or a statutory right of pledge in favor of the holders of the corresponding special voting depository receipts).

In the Special Voting Agreement, the Voting Depository waives all of its (de minimis) economic rights in connection with the special voting shares, although Cnova is required to reimburse the Voting Depository for reasonable costs incurred by it in connection with the administration and operation of the Double Voting Right Structure.

The Special Voting Agreement also provides that in case of dissolution of the Voting Depository, the special voting shares will be transferred back to Cnova for no consideration and, if so desired, the parties to the Special Voting Agreement will seek to implement an appropriate alternative to the Double Voting Right Structure.

The Special Voting Agreement may be amended by the holders of special voting depository receipts by two-thirds majority vote, with our consent. The holders of the special voting depository receipts may also terminate the Double Voting Right Structure by a two-thirds majority vote.

Registration Rights Agreement

On November 25, 2014, the Founding Shareholders and certain other members of our management entered into a registration rights agreement with us. The registration rights agreement provides Casino and Dutch HoldCo with demand registration rights that can be exercised once per twelve-month period and provides all shareholders party to the agreement with piggyback registration rights, which, in either case, if exercised, would impose on us an obligation to register for public resale with the SEC our ordinary shares that are held by such shareholders. The demand registration rights can be exercised at any time after the expiration of the 180-day lock-up period, and include requests to register ordinary shares on a shelf registration statement once we become eligible to file a registration statement on Form F-3 or any successor or similar form and requests to effect takedowns from such shelf registration. The piggyback registration rights may be exercised when we propose to register any of our ordinary shares under the Securities Act by a preliminary prospectus, prospectus supplement or shelf registration statement (other than the registration statement we filed for our initial public offering), a registration on Form S-8 or F-4, or any successor or similar form relating to the ordinary shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan or in connection with a direct or indirect acquisition by us of another entity. In each registration pursuant to the registration rights agreement, we are required to pay the registration expenses of the selling shareholders, other than underwriting discounts and commissions and applicable transfer taxes. In addition, we have agreed to indemnify the selling shareholders in any registration pursuant to the registration rights agreement against losses suffered by them in connection with any untrue or alleged untrue statement of a material fact contained in any registration statement, preliminary prospectus, final prospectus or summary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by such selling shareholder for use therein.

17.3                       Logistics and Fulfillment Agreements

Cdiscount Easydis Agreement

On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis S.A.S. (“Easydis”), which is an affiliate of Casino. Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France. Easydis handles receipt of inventory at the center, inspection of products from Cdiscount’s suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping. The parties subsequently amended the agreement on March 27, 2015 to provide for reviews of the pricing terms based on prevailing market rates.

The term of the agreement is six years, from June 1, 2014, until June 1, 2020. It is automatically renewable for successive six-year periods.

Pick-Up Point Agreements

We have entered into a number of agreements, which have been amended from time to time, with members of the Casino Group relating to pick-up point and related services provided to us by such related parties.

The agreements terminate on June 1, 2024, and will be automatically renewed for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the relevant period.

Cdiscount CCV Agreement

On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV SNC (“CCV”), a member of the Casino Group as amended by two agreements dated May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as Click-and-Collect locations for customers purchasing heavy or large products on our sites.

The agreement terminates on January 1, 2023, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

The parties are not entitled to transfer the agreement without the prior consent of the other party. Each party may also be entitled to terminate the agreement in case of change in the allocation of the share capital of the other party, or a transfer or merger of the other party.

Cnova Brazil Accommodation Agreements

Nova Pontocom has entered into 12 accommodation agreements with CBD pursuant to which CBD allows Nova Pontocom’s customers to pick up their products directly at certain brick-and-mortar retail stores owned by CBD and Via Varejo. As of the date of this annual report, Nova Pontocom does not pay any fee for these arrangements. Following the Reorganization, these agreements were transferred from Nova Pontocom to Nova OpCo.

17.4                       Operational Agreements

Cnova Brazil Operational Agreement

On October 17, 2013, Nova Pontocom, Companhia Brasileira de Distribuição and Via Varejo S.A. entered into the Nova Pontocom Operational Agreement. The Nova Pontocom Operating Agreement is intended to promote the alignment of the parties’ interests in the development of their businesses.

Pursuant to the Framework and IPO Agreement described above, on July 24, 2014, we entered into an amended Nova Pontocom Operational Agreement (the “Amended Operational Agreement”) with Nova OpCo, Companhia Brasileira de Distribuição, Via Varejo S.A. and Nova HoldCo. The Amended Operational Agreement requires that Via Varejo S.A. procure for Nova OpCo common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business. Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any eCommerce related activities in Brazil exclusively through Nova OpCo, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates eCommerce activities in Brazil. We are required to align our prices with Via Varejo S.A. with respect to certain products sold under Via Varejo S.A. and Companhia Brasileira de Distribuição’s brands (Casas Bahia, Extra and Ponto Frio). The Amended Operational Agreement provides the Company and Nova OpCo with the right to use and exploit private labels or brands owned by Via Varejo S.A. and Companhia Brasileira de Distribuição, provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it.

The Amended Operational Agreement provides for a contractual advisory marketing and strategy committee of Nova OpCo (without corporate law status) that is responsible for supervising compliance with the Operational Agreement, and that is comprised of members appointed by the Company, Companhia Brasileira de Distribuição and Via Varejo S.A., each of which will report to the party that appointed such member.

The Amended Operational Agreement also provides for a payment of a fee by Nova OpCo to Via Varejo S.A. in an amount equal to 1.3% of the amount paid by Nova OpCo for purchases of any items from common suppliers. The payment of the fee is due during the period beginning on October 17, 2013 and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year. The agreement requires us to maintain appropriate levels of service for our eCommerce platforms.

Management Support and Strategic Advisory Agreement

On June 4, 2014, we entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, we agreed to pay fees on a pro-rata basis from the date of the Reorganization through the end of the year. The fees will be assessed on a cost plus basis, to be invoiced biannually. The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group companies will issue to us an additional invoice or a credit note. The management support and strategic advisory agreement is entered into for an indefinite term and may be terminated upon mutual consent, or by any party with 90 days’ prior written notice. Additionally, in the event of a material breach, the non-breaching party may terminate the agreement with 15-day prior written notice to the breaching party (unless the breach is cured during this period). The agreement may also immediately terminate in the case of liquidation or bankruptcy of any of the parties.

Cdiscount EMC Commercial Partnership Agreement

On May 14, 2014, EMC Distribution S.A.S. (“EMC”), the central purchasing entity for the Casino Group, and Cdiscount entered into a commercial partnership agreement, which was subsequently amended on March 27, 2015. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers. This agreement is effective until June 1, 2024, and is automatically renewable for another five-year period unless terminated with an 18-month prior notice.

DCF Commercial Partnership Agreements

On May 19, 2014, Cdiscount and Distribution Casino France (“DCF”) entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers. The agreements were subsequently amended on March 27, 2015. Neither party has a purchase volume obligation under the agreements. Each party shall pay for the products “at cost” plus a decreasing margin (1.5% to 0) depending on the portion represented by the purchasing entity purchase volume into the global non-food purchase volume made by the purchasing entity and the supplying entity. The agreements terminate on June 1, 2024, and are automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

Exito’s Operational Service Agreement—Cdiscount Colombia

Pursuant to certain verbal arrangements between Exito and Cdiscount Colombia, which will be duly memorialized shortly after the filing of this annual report, Exito agreed to render certain services to Cdiscount Colombia, including purchase, logistics, shipping (including pick up point services), back-office IT license and maintenance agreement, and back offices services such as accounting, audit, legal and human resources, real estate management and marketing. Effective January 1, 2015, the prices for each service rendered will be determined depending on the type of service, to be negotiated on arm’s length basis, as provided under the original agreement.

17.5                       Financing Agreements

Cdiscount Banque Casino Agreements

On December 30, 2011, Cdiscount and Banque Casino, a French credit institution of which Casino and Crédit Mutuel S.A. own 50.0% and 50.0% of the share capital, respectively, entered into a cooperation agreement. The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount’s customers, via Cdiscount’s sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino. This agreement is effective until December 30, 2016 and is automatically renewable for a 5-year period unless terminated by either party with written notice sent 18 months prior to the expiration of each period.

Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of the financial services relating to the payment-in-installments option offered on Cdiscount’s sites, whereby customers are subject to the general terms and conditions of Banque Casino.

With respect to the payment-in-installments option, the agreement provides for the terms for selecting customers and orders eligible for such services as well as the collection process for the installment payments. Banque Casino notifies Cdiscount of the method of calculating the fees which are invoiced to the customer under the general terms and conditions of the payment-in-installment option. Under the agreement, Cdiscount receives the total amount of the order within two days of the purchase and Banque Casino charges Cdiscount a fee equal to 0.8% of the three remaining financing installments, which fee may be reviewed by the parties on a quarterly basis. Subject to its predetermined satisfactory client’s scoring, Banque Casino assumes the credit risk for the installment payments. Regarding clients refused by Banque Casino, Cdiscount may select some of them and ask Banque Casino to grant them the installment payment service. In such case, Cdiscount assumes the credit risk.

On June 13, 2012, Cdiscount, Banque Casino and C2C-Cartes et Crédits à la Consommation SA a subsidiary of Crédit Mutuel S.A. (“Cartes et Crédits”) created an unincorporated joint venture in order to gather the resources required for their partnership and to share the profit and losses of the common activity regarding Cdiscount customers.

On the basis of their contribution, the allocation of the interests in the joint venture is 55% for Banque Casino, 40% for Cdiscount and 5% for Cartes et Crédits. The profits and the losses of the joint venture are shared by the stakeholders, it being specified that specific rights in such sharing are allocated among the stakeholders.

The manager of the joint venture is Banque Casino. The duration of the joint venture is 99 years from January 1, 2012. The joint venture shall be dissolved in case of the termination of the cooperation agreement dated December 30, 2011, described above, or at the request of a stakeholder, with six months’ prior notice, if the participation of Cartes et Crédits and/or its affiliates in the share capital of Banque Casino falls below 34%.

Polca Holding Cash Pooling Agreements

On July 1, 2014, Cnova entered into a Current Account Agreement with Polca Holding, a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Certain of Cnova’s European subsidiaries, including Cdiscount, Cdiscount Group and Cdiscount International, also acceded to the Current Account Agreement with Polca Holding, respectively on August 1, October 17 and August 1 2014. The purpose of the current account agreement is to improve the management of the parties’ working capital through: (i) obtaining cash advances from Polca Holding to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Polca Holding. The parties have acknowledged that the cash flows under the agreement is driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance. In connection with the increase of our net sales by 19.8% from the year ended December 31, 2013 to the year ended December 31, 2014, and working capital needs associated with our growth, the current account agreement between Cnova and Polca Holding was amended on March 11, 2015 to increase the maximum size of the cash pool from €70 million to €250 million. There is no cap on the size of any given drawing from the cash pool. Including Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool increased from €260 million to €440 million.

Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Polca Holding and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

The term of the agreement is indefinite. Each party is entitled to terminate the agreement at any time subject to ten days’ prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Polca Holding or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

Polca Holding, and the Casino Group entities participating in the cash pool including Cnova and certain of its European subsidiaries, are parties to a service agreement dated November 25, 2013, as amended from time to time, with Société Générale S.A. in order to implement the cash pool and ensure automatic cross-border cash centralization between each participating company and Polca Holding as the pool leader. The agreement has been entered into for an indefinite period of time. Société Générale S.A. or Polca Holding may terminate the agreement at any time subject to a 30-day notice period.

Apple Corporate Guaranty

On April 29, 2014, CBD and Apple Computer Brasil Ltda. (“Apple Brasil”) entered into a Corporate Guaranty Agreement by which CBD absolutely and unconditionally guaranteed Nova Pontocom’s and Via Varejo’s obligations under certain agreements entered into with Apple Brasil governing the purchase and sale of goods and credit services provided by Apple Brasil to Nova Pontocom and Via Varejo, as well as any similar future agreements to be entered into between Apple Brasil and Nova Pontocom and/or Via Varejo. The guaranteed amount, in the case of the obligations of Nova Pontocom, was R$80 million. Following the Reorganization, this agreement was transferred from Nova Pontocom to Nova OpCo.

17.6                       Licensing Agreements

License Agreements

Pursuant to the Framework and IPO Agreement, on July 24, 2014, we entered into several license agreements. Under these license agreements, the trademarks, “Extra,” “Casas Bahia,” and “Ponto Frio” are licensed by CBD and Via Varejo to Nova OpCo. Nova OpCo was granted a right of use of the domain names “extra.com.br,” “casasbahia.com.br,” and “pontofrio.com.br” in separate authorization letters subject to the same terms and conditions as the license agreements. These license agreements have an initial term of 20 years and are automatically renewable for a period of 10 years thereafter. In the event we breach this obligation, we are required to comply with the remedies provided in the agreement. Either party to the applicable license agreement has the right to terminate immediately upon written notice to the other party in the event that the other party becomes insolvent, files for bankruptcy or is the subject of an involuntary bankruptcy proceeding. In the event that either party terminates the agreement, then without prejudice to the non-breaching party’s right to seek specific performance and damages, the breaching party is required to pay a fine to the non-breaching party in the amount of R$50.0 million per trademark under each agreement. We are required to pay a one-time licensing fee of R$100,000 to each of CBD and Via Varejo.

Cdiscount Finlandek Trademark License Agreement

Pursuant to a licensing agreement dated May 16, 2014, Casino has granted a non-exclusive license to Cdiscount for the use of the Finlandek trademark in order to manufacture, distribute, trade, promote and sell certain products in France. The license has been granted for free until March 1, 2016, and thereafter the parties undertake to negotiate in good faith the amount of royalties to be paid by Cdiscount to Casino.

The agreement terminates on February 29, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to expiration of the initial period.

The agreement will automatically terminate if Cdiscount is no longer part of the Casino Group. In case of termination, other than resulting from the fault of Cdiscount, Cdiscount will be entitled to distribute its remaining Finlandek inventory for 12 months.

17.7                       Other Corporate Agreements

Cdiscount Go Sport Agreement

On November 19, 2012, Cdiscount entered into a development and management agreement for an online sales platform and fulfillment services related to this platform with Go Sport France S.A. (“Go Sport”), a French listed company that manufactures and distributes sports products and is controlled by Rallye, the controlling shareholder of Casino. Under the terms of this agreement, Cdiscount provides the following services to Go Sport: (i) development, maintenance and continuing operation of the eCommerce platform designed and developed by Cdiscount for the needs of Go Sport, (ii) logistics services, including reception and storage of products supplied by Go Sport or its vendors, shipment and delivery of the products, and processing of customer orders, (iii) customer support services, such as management of client requests and returns and (iv) reporting on the services rendered under the agreement.

Cdiscount received a fee in 2012 for the establishment of the platform. Cdiscount’s compensation under the agreement is based on the annual turnover of the platform and varies based on Go Sport’s annual revenues from the platform, with a minimum annual amount. In addition to the variable compensation to be paid by Go Sport to Cdiscount, the agreement provides for payments to be made to Cdiscount on account of maintenance services, specific third-parties services and logistic and transport services.

The agreement is automatically renewable for successive one-year periods unless terminated by either party with six months’ prior notice. Go Sport may partially terminate this agreement with respect to the logistics services provided by Cdiscount at any time after 18 months, with a prior written notice of six months. On November 18, 2014, Go Sport partially terminated the agreement in respect of logistics services.

Cdiscount Casino International Agency Agreement

Cdiscount and Casino International SAS (“Casino International”), entered into an agency agreement that became effective on January 10, 2008. Under the terms of the agreement, Casino International, on an exclusive basis, (i) negotiates and sells on behalf of Cdiscount, but through International Retail and Trade Services (“IRTS”), a Swiss subsidiary of Casino acting itself as agent of Casino International, to international suppliers and small and medium sized companies, services offered by Cdiscount such as marketing studies and the sale of data; (ii) advises Cdiscount notably on international synergies and (iii) collects the sums paid by international suppliers and small and medium-sized companies for services sold by Casino International on behalf of Cdiscount.

Under the terms of the agreement, Cdiscount reimburses Casino International each fiscal year for a portion of the expenses set forth in the financial statements of Casino International for the previous fiscal year.

Casino International undertakes to pay Cdiscount all the sums it collects on behalf of Cdiscount from international suppliers and small and medium sized companies for the services rendered by Cdiscount (after having retained its own remuneration). Subject to Casino International’s and IRTS’ prior consent, Cdiscount may directly invoice the international suppliers or small and medium sized companies and collect the applicable payments.

The agreement is automatically renewable each year for successive one- year periods unless terminated by either party with three months’ notice. Pursuant to an amendment entered into on March 27, 2015, effective as of January 1, 2015, this agreement has been extended to benefit certain additional Cnova subsidiaries.

Each party may terminate the agreement (i) in case of insolvency of a party or dissolution of IRTS, (ii) with 30 days’ notice in case of uncured breach and (iii) with three-month notice in the following cases: change in the shareholding structure of Cdiscount leading to a decrease of the direct or indirect participation of Casino in Cdiscount, or the sale of the share capital or the business of Cdiscount to a third party outside of the Casino Group.

EMC Distribution Supply Agreement

On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period.

Cnova Brazil Real Estate Leases

On July 1, 2011, Pontofrio.com Comércio Eletrônico S.A. (former corporate name of Nova Pontocom) as lessee, and Globex Utilidades S.A. (former corporate name of Via Varejo), as lessor, entered into a commercial lease agreement for the lease of CBD’s fulfillment center in the City of Irajá, State of Rio de Janeiro, Brazil. The lease had a three-year term beginning on July 1, 2011, and ending on July 1, 2014, and provided for a monthly rent of approximately R$480 thousand. On June 24, 2014, Nova Pontocom left the premises and ceased its operations at this fulfillment center.

On June 7, 2013, Nova Pontocom, as sublessee, Via Varejo, as sublessor, and Casa Bahia Comercial Ltda., as intervening party, entered into a sublease agreement for the lease of the real property located the City of Camaçari, State of Bahia, Brazil. The sublease has a four-year term beginning on July 1, 2013, and ending on June 30, 2017, and provides for fixed monthly rental payments of approximately R$63 thousand, to be readjusted annually. The agreement provides that Nova Pontocom may terminate the lease with 30 days’ prior notice to Via Varejo, and may not further sublease the property or assign its rights under the sublease agreement without prior consent of Via Varejo, except to Nova Pontocom’s economic group, or to its suppliers or business parties. On November 27, 2014, this sublease agreement was replaced by a loan for use agreement signed between Cnova and Via Varejo for a renewable one-year period where all costs related to the site are shared between Cnova and Via Varejo on a pro rata basis to each company’s used portion of the property.

On May 13, 2011, Nova Pontocom, as sublessee, Casa Bahia Contact Center Ltda., as sublessor, and Casa Bahia Comercial Ltda., as intervening party, entered into a sublease agreement, as amended on October 1, 2011, for the sublease of certain real property in the City of São Paulo, State of São Paulo, Brazil. The sublease had a term of 36 months and it is currently under negotiation between the parties. The sublease provides for fixed monthly rental payments of: (i) R$15 thousand, corresponding to the lease of the first two floors of the building, and (ii) approximately R$247 thousand for the rental of certain equipment installed on those floors. Rental payments will be adjusted on an annual basis. The agreement provides that Nova Pontocom may terminate the lease with 30 days’ prior notice to Via Varejo, and may not further sublease the property or assign its rights under the sublease agreement without prior consent of Casa Bahia Contact Center Ltda., except to Nova Pontocom’s subsidiaries or affiliates.

On February 18, 2014, Nova Pontocom, as lessee, and Rec Log 411 S.A., as lessor, entered into a commercial lease agreement for the lease of a ful fillment center located in the Campo Grande neighborhood of the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. The lease has a ten-year term beginning on March 20, 2014, and provides for fixed monthly rental payments of approximately R$2 million, to be readjusted annually. The agreement provides that

Nova Pontocom may not sublease the property or assign its rights under the lease agreement without the prior consent of the lessor, except to Nova Pontocom’s subsidiaries or affiliates. This lease is guaranteed by CBD free of charge.

Following the Reorganization, these agreements were transferred from Nova Pontocom to Nova OpCo.

Cdiscount—Saint Mard 1 Warehouse

Pursuant to certain verbal arrangements, which will be duly memorialized shortly after the filing of this annual report, Distribution Franprix S.A. entered into a sublease agreement with Cdiscount for the sublease of approximately 50,000 square meters of a warehouse in Saint Mard, France. This sublease commenced on December 15, 2014 and provides for a fixed montly rent per square meter to be readjusted annually.

Cdiscount brand image use agreements

Cdiscount and DCF entered into an agreement on December 19, 2014 whereby Cdiscount grants DCF with the right to use its “low price” brand image within its network in order to support DCF in its aim to grow market share. The fees to be paid by DCF for use of Cdiscount’s brand image shall be defined on an annual basis depending on services rendered and market practice. The agreement is effective from January 1, 2014. Each party may terminate the agreement at any time with 6 months prior notice and each party may terminate with 30 days prior notice in the case a party does not remedy a breach notified by the other party.

Pursuant to certain verbal arrangements between Cdiscount and Franprix Leader Price Holding on behalf of certain of its subsidiaries (“FP LP Holding”), which will be duly memorialized shortly after the filing of this annual report, Cdiscount will grant FP LP Holding with the right to use its “low price and non-food retailer” brand image within its network in order to support LeaderPrice’s aim to launch sales of non food products and grow market share. The fees to be paid by FP LP Holding under this arrangement will be set annually based on prevailing market rates. The agreement is effective from January 1, 2015 and has been entered into for an indefinite period of time.

17.8                       Agreements with Directors and Officers

We have entered into indemnification and insurance agreements with our directors and certain of our executive officers. We and our subsidiaries have also granted various forms of equity-based compensation to certain executives and directors of our company and/or our subsidiaries. For further discussion, see “12.3 Equity Incentive Plans.”

17.9                       Lock-up Agreement

We, our directors, executive officers and all holders of our outstanding shares and share options have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters of our initial public offering for a period ending 180 days after November 19, 2014.

17.10                Family Relationships

We are not aware of any other familial relationships between our directors, officers, and employees.

18.                              SHARE CAPITAL

18.1                       Authorized Share Capital

Pursuant to our Articles of Association, our authorized share capital is €100,000,000 divided into 1,200,000,000 ordinary shares and 800,000,000 special voting shares, each with a nominal value of €0.05. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles of Association and may be as high as five times the issued share capital.

18.2                       Issued Share Capital

As of March 31, 2015, the Company had outstanding 441,297,846 ordinary shares, par value € 0.05 per share and 412,114,952 special voting shares, par value € 0.05 per share.

18.3                       Issuance of Shares and Preemptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may authorize our board of directors (or another body) to issue new shares or grant rights to subscribe for shares. Such authorization can be granted and extended, in each case for a period not exceeding five years.

On October 30, 2014, our general meeting of shareholders adopted a resolution pursuant to which our board of directors is irrevocably authorized to issue up to the maximum number of authorized ordinary shares stipulated from time to time in our Articles of Association for a period not exceeding five years from the completion of our initial public offering.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each holder of ordinary shares will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of, or granting of rights to subscribe for, (i) special voting shares, (ii) ordinary shares for consideration other than cash or (iii) ordinary shares to our employees or the employees of our group of companies.

The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders. The general meeting of shareholders may authorize our board of directors (or another body) to restrict or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization can be granted and extended, in each case for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one-half of our issued share capital is represented at the meeting.

Special voting shares do not carry preemptive rights in respect of newly issued ordinary shares or special voting shares, nor do holders of ordinary shares have preemptive rights in respect of newly issued special voting shares. Pursuant to the Special Voting Agreement, the Voting Depository will be granted a call option to acquire newly issued special voting shares in case of a capital increase of the Company in which one or more Founding Shareholders (or Permitted Transferees) participate. The Call Option is to be construed as an irrevocable right to subscribe for additional special voting shares. Pursuant to a resolution of the general meeting of shareholders on October 30, 2014, the Call Option was granted to the Voting Depository upon the completion of our initial public offering.

On October 30, 2014, our general meeting of shareholders adopted a resolution pursuant to which our board of directors is irrevocably authorized to limit or exclude the preemptive rights of holders of ordinary shares for a period not to exceed five years from the completion of our initial public offering.

18.4                       Form of Shares

Pursuant to our Articles of Association, our ordinary shares and special voting shares are registered shares. If the board of directors resolves that one or more ordinary shares are bearer shares, share certificates will be issued for such bearer shares in such form as the board of directors may determine.

18.5                       Repurchase by the Company of its Shares

Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our Articles of Association, to the extent that:

•                  such shares are fully paid up;

•                  such shares are acquired for no valuable consideration or such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our Articles of Association; and

•                  after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no valuable consideration or by universal succession, our board of directors may acquire shares only if our shareholders have authorized the board of directors to do so. An authorization by the general meeting of shareholders for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the general meeting of shareholders is required if listed ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

On October 30, 2014, our general meeting of shareholders adopted a resolution pursuant to which our board of directors is authorized to acquire the maximum permissible amount of ordinary shares for an 18-month period beginning on the date of completion of our initial public offering for a price per share not exceeding 110% of the market price of the ordinary shares (with the market price deemed to be the average of the NASDAQ closing price on each of the ten consecutive days of trading preceding the second day prior to the date the acquisition is agreed upon by the Company).

18.6                       Capital Reductions; Cancellation

At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to shares held by the Company itself or in respect of which the Company holds the depository receipts. In order to be approved, a resolution to reduce the capital requires approval of a simple majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

A reduction in the number of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

19.                              GENERAL MEETINGS OF SHAREHOLDERS

General meetings of shareholders are held in Amsterdam, Rotterdam, The Hague or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We must hold at least one general meeting of shareholders each year, to be held within six months after the end of our fiscal year. A general meeting of shareholders shall also be held within three months after our board of directors has considered it to be likely that the Company’s equity has decreased to an amount equal to or lower than half of its paid up and called up capital and whenever the board of directors so decides. If the board of directors has failed to ensure that such general meetings of shareholders as referred to in the preceding sentences is held in a timely fashion, each shareholder and other person entitled to attend general meetings of shareholders may be authorized by the Dutch court to convene the general meeting of shareholders.

Our board of directors may convene additional extraordinary general meetings of shareholders whenever our board of directors so decides. Pursuant to our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least (i) ten percent of our issued share capital or (ii) ten percent of the ordinary shares in our issued share capital, may on their application, be authorized by the Dutch court to convene a general meeting of shareholders. The Dutch court will disallow the application if it does not appear that the applicants have previously requested that the board of directors convenes a shareholders’ meeting and the board of directors has not taken the necessary steps so that the shareholders’ meeting could be held within eight weeks after the request.

General meetings of shareholders are convened by a notice which includes an agenda stating the items to be discussed. For the annual general meeting of shareholders the agenda is to include, among other things, the adoption of our annual accounts, the appropriation of our profits and proposals relating to the composition and filling of any vacancies of the board of directors and disclosure of remuneration. In addition, the agenda for a general meeting of shareholders includes such items as have been included therein by the board of directors. Pursuant to our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least (i) three percent of the issued share capital or (ii) three percent of the ordinary shares of our issued share capital (or, in each case, such lower percentage as the articles of association may provide), have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, substantiated and received by us no later than on the 60th day before the day the relevant shareholder meeting is held. No resolutions are to be adopted on items other than those which have been included in the agenda.

We will give notice of each general meeting of shareholders by publication on our website, and in any other manner that we may be required to follow in order to comply with Dutch law, and applicable stock exchange and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements and restrictions, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders, which is currently forty-two days, and we will publish the following information on our website, and leave such information available on our website for a period of at least one year: (i) the notice convening the general meeting of shareholders, including the place and time of the meeting, the agenda for the meeting and the right to attend the meeting, (ii) any documents to be submitted to the general meeting of shareholders, (iii) any proposals with respect to resolutions to be adopted by the general meeting of shareholders or, if no proposal will be submitted to the general meeting of shareholders, an explanation by the board of directors with respect to the items on the agenda, (iv) to the extent applicable, any draft resolutions with respect to items on the agenda proposed by a shareholder as well as particulars provided to us concerning the shares and short positions that are, or are deemed to be, at the disposal of such shareholder, (v) to the extent applicable, a format proxy statement and a form to exercise voting rights in writing and (vi) the total number of outstanding shares and voting rights in our capital on the date of the notice convening the general meeting of shareholders.

A record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders applies, with the purpose to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the general meeting of shareholders. The record date and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the general meeting. Our Articles of Association provide that a shareholder must notify the Company in writing of his identity and his intention to attend (or be represented at) the general meeting of shareholders, such notice to be sent after the 28th day prior to the general meeting and to be received by us ultimately on the third trading day prior to the general meeting. If this requirement is not complied with or if upon direction of the Company to that effect no proper identification is provided by any person wishing to enter the general meeting of shareholders, the chairman of the general meeting of shareholders may, in his sole discretion, refuse entry to the shareholder or his proxy holder.

Pursuant to our Articles of Association, the general meeting of shareholders is chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them or the Non-Board Co-CEO to be chairman of the general meeting of shareholders. If neither the directors nor the Non-Board Co- CEO are present at the general meeting of shareholders, the general meeting of shareholders shall appoint its own chairman. Directors may attend a general meeting of shareholders and shall, in that capacity, have an advisory vote at these meetings. The chairman of the meeting may decide at his discretion to admit other persons to the meeting. The chairman of the meeting shall appoint another person present at the shareholders’ meeting to act as secretary and to minute the proceedings at the meeting. Each director may instruct a civil law notary to draw up a notarial report of the proceedings at the Company’s expense, in which case no minutes need to be taken. The chairman of the general meeting is authorized to eject any person from the general meeting of shareholders if the chairman considers that person to disrupt the orderly proceedings. The general meeting of shareholders shall be conducted in the English language.

20.                              VOTING RIGHTS

In accordance with Dutch law and our Articles of Association, each issued ordinary share and each issued special voting share confers the right on the holder thereof to cast one vote at the general meeting of shareholders. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended as long as they are held in treasury. Dutch law does not permit cumulative voting for the election of directors.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the shareholders’ meeting) of a shareholder, which proxy holder need not be a shareholder. In accordance with the DCGC, we should give our shareholders the possibility to grant a proxy to an independent party prior to the general meeting of shareholders. Our Articles of Association do not limit the number of shares that may be voted by a single shareholder. If a usufruct or pledge over shares was granted prior to the time such shares were acquired by us, the holders of such rights shall have the voting rights attached to such shares if certain requirements are met.

In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirements of NASDAQ, which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

Resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast without quorum requirement, except where Dutch law or our articles of association provides for a special majority and/or quorum in relation to specified resolutions.

The chairman of the general meeting of shareholders decides on the method of voting and may determine the voting procedure. The determination made by the chairman of the general meeting of shareholders with regard to the results of a vote is decisive. However, where the accuracy of the chairman’s determination is contested immediately after it has been made, a new vote shall take place if the majority of the general meeting of shareholders so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights present at the meeting so requires.

Our board of directors keeps a record of the resolutions passed at each general meeting of shareholders. The record is available at our office for inspection by any person entitled to attend general meetings of shareholders and upon request a copy of or extract from the record will be provided to such person at no more than the cost price.

Our Articles of Association and Dutch law provide that resolutions of our board of directors concerning a material change in the identity or character of the Company or our business are subject to the approval of the general meeting of shareholders. Such changes include in any event:

•                  transferring the business or materially all of the business to a third party;

•                  entering into or terminating a long-lasting alliance of the Company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance for the Company; and

•                  acquiring or disposing of an interest in the capital of a company by the Company or by a subsidiary with a value of at least one-third of the value of the assets, according to the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the Company’s most recently adopted annual accounts.

The absence of such approval of the general meeting of shareholders does not affect the powers of representation of our board of directors or of the Co- CEOs.

None of the shares in the capital of the Company has special control rights. There are no restrictions on voting rights.

21.                              AGREEMENTS BETWEEN SHAREHOLDERS KNOWN TO US AND WHICH MAY RESULT IN RESTRICTIONS ON THE TRANSFER OF SECURITIES AND/OR VOTING RIGHTS

In connection with our initial public offering, we, our directors, executive officers and all holders of our outstanding shares and share options agreed with the underwriters of our initial public offering that, subject to limited exceptions, for a period of 180 days after November 19, 2014, we and they would not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed (except for the ordinary shares offered in our initial public offering), without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the ordinary shares subject to these lock-up agreements.

Except for the abovementioned lock-up agreement in relation to our initial public offering, Special Voting Agreement (as described “17.2 Agreements Relating to our Shares - Special Voting Agreement”) and the shareholders agreement entered into among the shareholders of Nova Pontocom Comércio Eletrônico S.A (the “Nova Shareholders Agreement”), there are — as far as the Company is aware — no agreements involving a shareholder of Cnova that could lead to a restriction of the transferability of share or of voting rights on shares.

22.                              MATERIAL AGREEMENTS TO WHICH THE COMPANY IS A PARTY AND WHICH ALTER OR TERMINATE UPON A CHANGE OF CONTROL OF THE COMPANY

Except for the Special Voting Agreement (as described “17.2 Agreements Relating to our Shares - Special Voting Agreement”) and the Nova Shareholders Agreement, there are no material agreements to which we are a party that alter or terminate upon a change of control over the Company.

23.                              ANTI-TAKEOVER PROVISIONS

Under Dutch law, various protective measures against takeovers are possible and permissible, within the boundaries set by Dutch statutory law and Dutch case law. Our Articles of Association do not include or provide for any such protective measures, although the Double Voting Right Structure (as described below under “Other Information — 4. Special Voting Shares”) may have an anti-takeover effect.

24.                              AMENDMENT OF ARTICLES OF ASSOCIATION

The general meeting of shareholders may resolve to amend our Articles of Association. A resolution taken by the general meeting of shareholders to amend our Articles of Association requires a simple majority of the votes cast.

25.                             DIVIDENDS AND OTHER DISTRIBUTIONS

We have never declared or paid cash dividends to our shareholders. We have no present plan to pay dividends on our ordinary shares for the foreseeable future and currently intend to reinvest all future earnings, if any, to finance the operation of our business and to expand our business. Under Dutch law, we may only pay dividends to the extent our shareholders’ equity exceeds the sum of our paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our Articles of Association. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and other factors our board of directors may deem relevant from time to time.

26.                              RESPONSIBILITY STATEMENT AND IN CONTROL STATEMENT

In accordance with the EU Transparency Directive, as incorporated in chapter 5.1A of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), the Board declares that, to the best of its knowledge:

•                  The Consolidated Financial Statements, together with the stand-alone Company Financial Statements, give a true and fair view of the assets, liabilities, financial position and results of Cnova N.V. at December 31, 2014;

•                  The Annual Report gives a true and fair view of the position as per the balance sheet date, the state of affairs during the 2014 financial year of Cnova N.V. and its affiliated companies included in the consolidated financial statements and

•                  The Annual Report describes the principal risks and uncertainties that Cnova N.V. faces.

For the purpose of complying with provision II.1.5 DCGC on the risks relating to financial reporting, the Board believes that, to the best of its knowledge, the internal risk management and control system, as described under “4 Risk Management and Risk Factors”:

•                  provides reasonable assurance that its financial reporting does not contain any error of material importance; and

•                  has worked properly in 2014.

It should be noted that the foregoing does not imply that this system and these procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliance with legislation, rules and regulations.

Jean-Charles Naouri

Líbano Miranda Barroso

Eleazar de Carvalho Filho

Silvio J. Genesini

Ronaldo Iabrudi dos Santos Pereira

Didier Lévêque

Bernard Oppetit

Arnaud Strasser

Germán Quiroga

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements

for the years ended December 31, 2012, 2013 and 2014

€ thousands	Notes	2012	2013	2014
Net sales	6	1,991,439	2,898,912	3,473,821
Operating expenses
Cost of sales	6	(1,689,340)	(2,472,144)	(2,987,684)
Fulfillment	6	(134,361)	(202,840)	(248,588)
Marketing	6	(54,430)	(79,136)	(70,363)
Technology and content	6	(53,057)	(76,733)	(85,081)
General and administrative	6	(29,408)	(44,554)	(48,809)
Operating profit (loss) before Restructuring, Litigation, Gain / (loss) from disposal of non-current assets and Impairment of assets		30,844	23,505	33,296
Restructuring	7	(2,897)	(2,790)	(10,001)
Litigation	8	(124)	(3,145)	(3,135)
Initial public offering expenses	9	—	—	(15,985)
Gain / (loss) from disposal of non-current assets		(644)	835	14
Impairment of assets	22	(2,845)	(1,139)	(2,653)
Operating profit (loss)		24,333	17,266	1,536
Financial income	10	3,249	5,297	8,101
Financial expense	10	(27,195)	(60,946)	(76,047)
Profit (loss) before tax		388	(38,382)	(66,411)
Income tax gain (expense)	11	(6,177)	15,732	14,797
Share of profits (losses) of associates	12	(229)	(356)	(2,812)
Net profit (loss) for the year		(6,019)	(23,006)	(54,426)
attributable to equity holders of the Parent		(6,117)	(22,490)	(51,791)
attributable to non-controlling interests		98	(516)	(2,635)

Earnings (losses) per share (Refer to note 2)

In €	2012	2013	2014
Basic earnings per share	(0.02)	(0.05)	(0.12)
Diluted earnings per share	(0.02)	(0.05)	(0.12)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

for the years ended December 31, 2012, 2013 and 2014

€ thousands	2012	2013	2014
Net income (loss) for the year	(6,019)	(23,006)	(54,426)
Items that may subsequently be recycled to profit or loss
Foreign currency translation	(25,480)	(91,381)	2,213
Available-for-sale financial assets	(141)	(43)	145

Items that may not be recycled to profit or loss
Actuarial gains and losses	(226)	(135)	(476)

Other comprehensive income (loss) for the year, net of tax	(25,847)	(91,560)	1,883
Total comprehensive income (loss) for the year, net of tax	(31,866)	(114,566)	(52,543)
Attributable to the equity holders of the Parent	(30,943)	(110,394)	(49,749)
Attributable to non-controlling interests	(923)	(4,173)	(2,794)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

as of December 31, 2012, 2013 and 2014

ASSETS

€ thousands	Notes	2012	2013	2014
Cash and cash equivalents	13	176,601	263,550	573,321
Trade receivables, net	14	120,536	110,380	139,307
Inventories, net	15	277,194	366,974	417,164
Current income tax assets		2,234	1,385	1,466
Other current assets, net	16	150,117	168,635	202,627

Total current assets		726,682	910,924	1,333,885

Other non-current assets, net	17	67,670	112,118	93,727
Deferred tax assets	11	18,481	31,195	46,463
Investment in associates	18	17,353	—	—
Property and equipment, net	19	31,223	32,974	43,989
Intangible assets, net	20	96,940	113,648	147,082
Goodwill	21	553,682	490,519	496,313

Total non-current assets		785,349	780,454	827,574
TOTAL ASSETS		1,512,032	1,691,379	2,161,459

EQUITY AND LIABILITIES

€ thousands	Notes	2012	2013	2014
Current provisions	25	1,739	1,384	4,733
Trade payables		724,164	905,417	1,296,013
Current financial debt	27	76,586	80,170	102,557
Current tax liabilities		29,381	40,594	37,943
Other current liabilities	28	78,488	91,690	117,953

Total current liabilities		910,359	1,119,254	1,559,198

Non-current provisions	25	1,888	3,336	4,608
Non-current financial debt	27	1,419	83,148	2,045
Other non-current liabilities	28	5,759	3,814	4,023
Deferred tax liabilities	11	8,616	8,665	7,293

Total non-current liabilities		17,682	98,963	17,969

Share capital		20,573	20,573	22,065
Reserves, retained earnings and additional paid-in capital		541,527	434,516	555,908
Equity attributable to equity holders of the Parent		562,100	455,089	577,973
Non-controlling interests		21,891	18,072	6,318
Total equity	23	583,991	473,161	584,291
TOTAL EQUITY AND LIABILITIES		1,512,032	1,691,379	2,161,459

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

for the years ended December 31, 2012, 2013 and 2014

€ thousands	2012	2013	2014
Net profit (loss), attributable to owners of the Parent	(6,117)	(22,490)	(51,791)
Net profit (loss), attributable to non-controlling interests	98	(516)	(2,635)

Net profit (loss) for the year	(6,019)	(23,006)	(54,426)

Depreciation and amortization expense	17,291	26,861	31,666
(Income) expenses on share-based payment plans	(155)	393	7,501
(Gains) losses on disposal of non-current assets and impairment of assets	3,489	304	2,639
Share of (profits) losses of associates	229	356	2,812
Other non-cash items	4,497	7,332	5,639
Financial expense, net	23,946	55,649	67,946
Current and deferred tax (gains) expenses	6,177	(15,732)	(14,797)
Income tax paid	(5,668)	(4,293)	(4,804)
Change in operating working capital	147,299	127,876	240,822
Inventories of products	(22,875)	(107,878)	(45,199)
Trade payables	179,344	246,375	372,025
Trade receivables	13,287	36,336	(47,358)
Other	(22,457)	(46,957)	(38,646)

Net cash from operating activities	191,086	175,740	284,999

• Purchase of property and equipment and intangible assets	(38,269)	(54,083)	(76,641)
• Purchase of non-current financial assets	(1,368)	(5,070)	(1,977)
• Proceeds from disposal of property and equipment, intangible assets and non-current financial assets	449	2,223	3,325
Accounting for the combination of Nova Pontocom (note 3)	20,252	—	—
Acquisition of an entity, net of cash acquired (note 4)	—	2,009	(10,956)
Investments in associates (note 4)	(15,543)	—	(1,350)
Changes in loans granted (including to related parties—refer to note 30)	(8,586)	(12,490)	120

Net cash from (used in) investing activities	(43,065)	(67,411)	(87,478)

Proceeds from IPO, net of costs	—	—	137,081
Contribution by Casino (note 7)	—	—	4,808
Transactions with owners of non controlling interests (note 4)	—	—	(3,332)
Additions to financial debt	22,445	68,230	104,238
Repayments of financial debt	—	(40,431)	(31,089)
Interest paid, net	(21,849)	(57,505)	(63,226)

Net cash from (used in) financing activities	596	(29,706)	148,480

Effect of changes in foreign currency translation adjustments	(3,359)	(22,618)	(5,500)

Change in cash and cash equivalents	145,258	56,005	340,501

Cash and cash equivalents, net, at beginning of period	31,388	176,646	232,651
Cash and cash equivalents, net, at end of period (note 13)	176,646	232,651	573,152

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

for the years ended December 31, 2012, 2013 and 2014

€ thousands	Number of shares	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation	Actuarial gains and losses	Available- for-sale financial assets	Equity holders of the Parent	Non- controlling interests	Total consolidated equity
As of January 1, 2012	190,974,069	9,549	144,802	(102,786)	—	—	172	51,737	279	52,016
Other comprehensive income (loss) for the year	—	—	—	—	(24,461)	(224)	(141)	(24,826)	(1,021)	(25,847)
Net profit (loss) for the year	—	—	—	(6,117)	—	—	—	(6,117)	98	(6,019)
Consolidated comprehensive income for the year	—	—	—	(6,117)	(24,461)	(224)	(141)	(30,943)	(923)	(31,866)
Share-based payments	—	—	(150)	—	—	—	—	(150)	(5)	(155)
Combination of Nova Pontcom (note 3)	220,481,500	11,024	528,562	—	—	—	—	539,586	22,483	562,069
Transactions between Group and NCI (i) gain or loss of control of subsidiaries	—	—	(601)	—	—	—	—	(601)	—	(601)
Other movements (iii)	—	—	2,763	(293)	—	—	—	2,470	57	2,527
As of December 31, 2012	411,455,569	20,573	675,376	(109,196)	(24,461)	(224)	31	562,100	21,891	583,991
Other comprehensive income (loss) for the year	—	—	—	—	(87,727)	(135)	(43)	(87,905)	(3,656)	(91,561)
Net profit (loss) for the year	—	—	—	(22,490)	—	—	—	(22,490)	(516)	(23,006)
Consolidated comprehensive income for the year	—	—	—	(22,490)	(87,727)	(135)	(43)	(110,394)	(4,173)	(114,566)
Share-based payments	—	—	384	—	—	—	—	384	9	393
Transactions between Group and NCI (i)	—	—	(241)	—	—	—	—	(241)	—	(241)
Other movements (iii)	—	—	3,176	66	—	—	—	3,242	344	3,585
As of December 31, 2013	411,455,569	20,573	678,695	(131,620)	(112,188)	(359)	(12)	455,089	18,072	473,161
Other comprehensive income (loss) for the year	—	—	—	—	2,370	(473)	145	2,042	(159)	1,883
Net profit (loss) for the year	—	—	—	(51,791)	—	—	—	(51,791)	(2,635)	(54,426)
Consolidated comprehensive income for the year	—	—		(51,791)	2,370	(473)	145	(49,749)	(2,794)	(52,543)
Share-based payments	—	—	7,501	—	—	—	—	7,501	—	7,501
Initial public offering (ii)	29,182,894	1,459	127,166	—	—	—	—	128,625		128,625
Monshowroom Put option (note 4)	—	—	4,353	—	—	—	—	4,353	8	4,361
Nova Pontocom Reorganization (iv)	—	—	47,608	—	(15,392)	—	—	32,216	(17,132)	15,084
Acquisition of Cdiscount Colombia (note 4)	659,383	33	1,568	(969)	—	—	—	632	2,530	3,162
Acquisition of C-Asia (note 4)	—	—	—	(13,651)	—	—	—	(13,651)	1,940	(11,711)
Other transaction between Group and NCI (i)	—	—	(570)	—	—	—	—	(570)	3,601	3,031
Other movements (iii)	—	—	13,529	—	—	—	—	13,529	92	13,620
As of December 31, 2014	441,297,846	22,065	879,849	(198,032)	(125,210)	(832)	133	577,973	6,318	584,291

(i)	Refer to note 4 ‘‘Business combinations and equity transactions.’’
(ii)	Increase in capital related to Cnova’s initial public offering on US market, net of €34,554 thousands of IPO expenses net of tax (refer to note 9)
(iii)

‘‘Other movements’’ are mainly related to general and administrative expenses, mainly consisting of headquarters and management costs that benefit the eCommerce entities, assumed by Casino on behalf of Cnova (December 2012: €4,295 thousands before tax, December 2013: €4,958 thousand before tax, December 2014: €2,314 thousand before tax) (refer to note 1-1.3 “use of judgment, estimates and assumptions”) . As of December 2014, the reported amount also includes the equity impact of the reimbursement by Casino of bonuses paid to Cdiscount managers in April 2014 (refer to note 7)

(iv)	Refer to the note “Description of reporting entity” and other equity transaction stated in note 4.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Description of reporting entity

On June 4, 2014, the boards of directors of Casino Guichard-Perrachon S.A. (‘‘Casino’’), a public company in France, Companhia Brasileira de Distribuiçao (‘‘CBD’’ or ‘‘GPA’’), a controlled subsidiary of Casino and a public company in Brazil and in the United States, Via Varejo S.A. (‘‘Via Varejo’’), a controlled subsidiary of GPA and a public company in Brazil, Almacenes Éxito S.A. (‘‘Exito’’), a controlled subsidiary of Casino and a public company in Colombia have agreed the financial and legal conditions of the transfer of their respective eCommerce business, mainly operated by Cdiscount S.A. (‘‘Cdiscount’’) in France, by Nova Pontocom Comércio Eletrônico S.A. (‘‘Nova Pontocom’’) in Brazil under a newly incorporated Dutch holding company, Cnova N.V. (‘‘Cnova’’), and to list Cnova in the United States stock market, while retaining control of Cnova.

As a preliminary step to this reorganization under common control (the ‘‘Cnova reorganization’’), GPA and Via Varejo, as controlling shareholders of Nova Pontocom, have agreed to effect a contribution in kind of substantially all of Nova Pontocom’s assets and liabilities related to its Brazilian eCommerce businesses to Cnova Comércio Eletrônico S.A., a new wholly owned Brazilian subsidiary (following such contribution, ‘‘Nova Opco’’, “Cnova Brazil”) while retaining certain assets and liabilities in Nova Pontocom then renamed Nova Pontocom holding company (‘‘Nova Holdco”). The financial terms of this reorganization of Nova Pontocom (the ‘‘Nova Pontocom reorganization’’) were outlined in a memorandum prepared by GPA which has been approved by the board of directors of Casino on June 4, 2014 as a supplement to the Global term sheet. The Global term sheet was approved by the boards of directors of GPA and Via Varejo on June 4, 2014. The Nova Pontocom reorganization was completed on July 21, 2014.

Regarding the Cnova reorganization, the transactions completed are as follows:

•                  On July 24, 2014, Casino contributed its 99.8% ownership in Cdiscount Group (formerly Casino Entreprise, S.A.S.), an intermediate holding company whose main subsidiaries are Cdiscount (eCommerce entity in France acquired in 2000), E Trend S.A.S. (eCommerce ready-wear fashion business acquired in 2012 and 2013, hereafter ‘‘Monshowroom’’) and Cdiscount International B.V. (a subholding created to gather eCommerce investments made in 2014 in Colombia, Thailand and Vietnam), to Cnova in exchange for a 46.34% ownership and voting interest in Cnova;

•                  On July 21, 2014, Nova Pontocom has effected a contribution in kind of substantially all of assets and liabilities related to its Brazilian eCommerce businesses to a new wholly owned Brazilian subsidiary Nova Opco while retaining certain assets and liabilities in Nova Pontocom along the financial terms outlined in the Nova Pontocom reorganization. In turn, on July 24, 2014, Nova Holdco has contributed through intermediate wholly owned Dutch and Luxembourg entities all shares in Nova Opco to Cnova N.V., a Dutch company, in exchange for a 53.50% ownership and voting interest in Cnova;

•                  On July 24, a non-controlling 21% ownership in Cdiscount Colombia (eCommerce operations in Colombia started in 2014) was contributed by Exito to Cnova in exchange for a 0.16% ownership and voting interest in Cnova.

The consolidated financial statements of Cnova as of and for the year ended December 31, 2014 have been prepared to reflect retrospectively the eCommerce operations of Casino, GPA and Via Varejo as a consequence of the completion of the Cnova reorganization described above.

Given that the control of Nova Pontocom was obtained by Casino on July 2, 2012 and Cnova was a newly formed limited liability company without any activity prior to the Cnova reorganization, Cdiscount Group and Nova Pontocom from the date the control of Nova Pontocom was obtained are deemed the predecessor of Cnova and the reporting entity for purpose of preparing the consolidated financial statements of Cnova.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Description of reporting entity (Continued)

As described above, as part of the Nova Pontocom reorganization prior to the contribution of Nova Opco to Cnova, Nova Holdco is to retain certain assets and liabilities of Nova Pontocom.

These assets and liabilities mainly consisted of the intercompany financing provided by GPA to Nova Pontocom, certain tax assets resulting from income tax loss carry forward and PIS/COFINS receivables and certain contingencies and related judicial cash deposits required under Brazilian law that Nova Holdco is to assume, subject, with respect to such contingencies and related judicial cash deposits to an indemnification agreement under which Nova Opco shall reimburse Nova Holdco for payments of such contingencies.

Such assets and liabilities were retained by Nova Holdco based on their carrying values in the financial statements of Nova Pontocom as of July 21, 2014 for € (15.1) million as follows:

As of July 21, 2014	Brazilian R$ thousands	€ thousands
Judicial deposits	8,451	2,812
PIS/COFINS receivables - current	21,614	7,192
Other current assets	18,435	6,135
Current assets	48,500	16,139

PIS/COFINS receivables - non current	265,639	88,396
Other assets	4,396	1,463
Deferred tax asset related to income tax losses	53,127	17,679
Deferred tax asset related to temporary differences	23,838	7,933
Non current assets	347,000	115,470

Total assets	395,500	131,610

Intercompany financing provided by CBD to Nova Pontocom	(319,870)	(106,442)
Non current liabilities	(319,870)	(106,442)

Accruals	(38,590)	(12,842)
Provisions	(4,147)	(1,380)
Indemnizatory assets related to accruals	4,147	1,380
Other current liabilities	(82,370)	(27,410)
Current liabilities	(120,960)	(40,252)

Total liabilities	(440,830)	(146,694)

Net impact retained by Nova Holdco	(45,330)	(15,084)

In the consolidated financial statements of Cnova, the Nova Pontocom reorganization is reflected as an equity transaction as of  July 21, 2014 for the above amount of net assets, i.e. a contribution received, between Nova Holdco and Nova Opco on the date such reorganization was legally completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions

1.1       Basis of preparation of Cnova consolidated financial statements

Cnova N.V. is a public limited liability company incorporated and domiciled in Netherlands.

The Group consists of leading global eCommerce operations with headquarters in the Netherlands. Operations are performed essentially in Brazil and France, with recently launched operations in Colombia, Thailand, Vietnam, Ivory Coast, Ecuador, Belgium, Senegal and Cameroun in 2014.

The Group consolidated financial statements of Cnova and its subsidiaries (collectively, the Group) for the year ended December 31, 2014 were authorized for issue in accordance with a resolution of the directors on January 27, 2015.

1.2 Accounting standards

Cnova has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’). The financial statements also comply with IFRS as adopted by the European Union (UE). Indeed, IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB; however, the differences have no impact on the group’s consolidated financial statements for the years presented.

When issuing its first IFRS financial statements as of and for the year ended December 31, 2013, Cnova selected the same date of transition to IFRS 1 ‘‘First Time Adoption of IFRS’’ as its ultimate parent company, Casino (i.e. January 1, 2005).

The significant accounting policies set out below have been applied consistently to all periods presented, after taking account of or with the exception of the new standards and interpretations set out below. New standards, amendments and interpretations effective as of January 1, 2014 have been applied consistently for 2012 and 2013.

Cnova has prepared the consolidated IFRS financial statements of the assets and liabilities transferred to Cnova as a result of the legal reorganization described above as of and for the periods such operations of Cnova were under common control of Casino. As a result, all assets and liabilities in the consolidated financial statements of Cnova were initially reflected at their respective carrying values in the consolidated financial statements of Casino, which as a public company in France, reports under IFRS as adopted by the European Union.

Standards and interpretations published with effect from January 1, 2014

The nature and the impact of each new standard or amendment are described below:

Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on Cnova.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Novation of Derivatives and Continuation of Hedge Accounting — Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact on Cnova as Cnova has not novated its derivatives during the current or prior periods.

Recoverable Amount Disclosures for Non-Financial Assets — Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. The Group early adopted these disclosure requirements in the annual consolidated financial statements for the year ended December 31, 2013.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Several other new standards and amendments apply for the first time in 2014. However, they do not impact the annual consolidated financial statements of Cnova.

Standards and interpretations published but not yet mandatory

The following pronouncements from the IASB will become effective for future financial reporting periods and have not yet been adopted by the group:

•         IFRS 9 ‘‘Financial Instruments’’ (issued July 2014);

•         IFRS 15 ‘‘Revenue from Contracts with Customers’’ (issued May 2014);

•         Amendments to IAS 1 ‘‘Disclosure initiative’’ (issued December 2014);

•         Amendments to IFRS 10 and IAS 28 ‘‘Sale or contribution of assets between an investor and its associate or Joint Venture’’ (issued September 2014);

•         Amendments to IAS 16 and IAS 38 ‘‘Clarification of acceptable methods of depreciation and amortization’’ (issued May 2014);

•         Amendments to IFRS 11 ‘‘Accounting for acquisitions of interests in Joint operations’’ (issued May 2014);

•         Amendments to IAS 19 ‘‘Defined Benefit Plans: Employee Contributions’’ (issued November 2013);

•         Annual Improvements to IFRSs (2010-2012) and (2011-2013) (issued December 2013);

•       Annual Improvements to IFRSs (2012-2014) (issued September 2014);

Cnova has earlier applied the amendment IFRS 7 related to the assessment of continuing involvement in servicing contracts.

Cnova has not early adopted any other of these new standards, amendments or interpretations and is currently analyzing the potential impacts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

1.3 Accounting convention and use of estimates

Accounting convention

The consolidated financial statements have been prepared using the historical cost convention on the basis described above in the “Description of reporting entity” and the ‘‘Basis of preparation of Cnova consolidated financial statements.’’

The consolidated financial statements are presented in thousands of euros. The figures in the tables have been rounded to the nearest thousand euros and include individually rounded data. Consequently, the totals and sub-totals may not correspond exactly to the sum of the reported amounts.

Use of judgments, estimates and assumptions

The preparation of Cnova’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying Cnova’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

•               Specific accounting conventions used in preparing consolidated financial statements

Certain general and administrative expenses of Casino mainly consisting of headquarters and management costs that benefit the eCommerce entities have been allocated to Cnova (based on net sales) and reflected as operating expenses against equity in the consolidated financial statements of Cnova for €4.3 million, €5.0 and €2.3 million in 2012, 2013 and 2014 (up to the effective date of the management support and strategic advisory agreement signed on June 4, 2014 — from this effective date to December 31, 2014 the expense related to this agreement was €1.8 million), respectively.

•               Revenue recognition from marketplaces transactions

Sales include transactions with customers through marketplaces. Cnova has analyzed facts and circumstances surrounding its revenue arrangements to determine if it was acting as a principal or an agent in those transactions. The indicators that Cnova considered include its primary responsibility in providing the goods to the customer, its latitude in establishing prices and its exposure to inventory and credit risks. Cnova concluded that in all those arrangements it is acting as an agent.

•             Operating lease commitments—Cnova as lessee

Cnova has entered into commercial property leases on its warehouses. Cnova has determined, based on an assessment of the terms and conditions of the arrangements, that the lease term does not constitute a substantial portion of the economic life of the commercial property. Therefore, Cnova does not retain all the significant risks and rewards of ownership of these properties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Cnova based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of Cnova. Such changes are reflected in the assumptions when they occur.

•               Impairment of goodwill, tangible and intangible assets

Impairment exists when the carrying value of an individual asset or a cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The method used by Cnova to perform its impairment tests is described in note 1.14.

The key assumptions used to determine the recoverable amount for the different Cash Generating Units (‘‘CGUs’’), including a sensitivity analysis, are disclosed and further explained in Note 22. As of December 31, 2014, goodwill amounts to €496.3 million (2012: €553.7 million; 2013: €490.5 million). No impairment expenses was recorded on goodwill.

•               Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As of December 31, 2014, Cnova has €46 million (2012: €7 million, 2013: €18 million) of deferred tax assets related to tax losses carried forward.

The consolidated entities have estimated the value of those assets based on future taxable profits and available tax planning opportunities that support the recognition of these losses as deferred tax assets. Other tax losses carried forward, not supported by the tax planning opportunities, are not recognized as deferred tax assets. Further details on taxes are disclosed in Note 11.

•               Tax credits (PIS, COFINS and ICMS) at Nova Pontocom (Brazil)

In Brazil, a company collects sale taxes to be recovered under a specific process. Management analyzed the possibilities to realize its tax credit in its normal operation, based on a technical feasibility study on the future realization of the taxes, considering the expected future off-set of debits arising from the operations. As of December 31, 2014, the carrying amount of tax credits was €85 million (2012: €83 million, 2013: €125 million)

Nova Pontocom recognized those assets historically based on a study prepared with information extracted from the strategic planning approved by the board of directors of Nova Pontocom. Due to the Nova Pontocom Reorganization, the PIS/COFINS historical receivable existing on July 21, 2014 will not be recovered by Nova OpCo but by Nova HoldCo. This asset is further described in paragraph ‘‘Description of reporting entity’’.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

1.4 Basis of consolidation methods

The consolidated financial statements include the accounts of all entities in which Cnova has a controlling financial interest.

Consolidated Entities

Control is achieved when Cnova is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, Cnova controls an investee if and only if Cnova has:

•     Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•     Exposure, or rights, to variable returns from its involvement with the investee; and

•     The ability to use its power over the investee to affect its returns.

When Cnova has less than a majority of the voting or similar rights of an investee, Cnova considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•     The contractual arrangement with the other vote holders of the investee;

•     Rights arising from other contractual arrangements; and

•     Cnova’s voting rights and potential voting rights.

Cnova re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an entity begins when Cnova obtains control over the entity and ceases when Cnova loses control of the entity.

Associates

Associates are companies in which Cnova exercises significant influence over financial and operational policies without having control. They are accounted for by using the equity method. Goodwill related to these entities is included in the carrying amount of the investment in the associate.

1.5 Business combinations

The consideration transferred in a business combination is measured at fair value, which is the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. Identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair values. Acquisition-related costs are accounted for as expenses in the periods in which they are incurred.

Any excess of the aggregate of consideration transferred and the amount of non-controlling interests in the transaction over the fair value of the identifiable assets acquired and liabilities assumed is recognized as goodwill. For each business combination, Cnova may elect to measure the amount of non-controlling interest in the acquiree either at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets (partial goodwill method) or at fair value (full goodwill method).

The provisional amounts recognized on the acquisition date may be adjusted retrospectively, if information about facts and circumstances that existed as of the acquisition date is still needed to finalize the measurement of the business combination. However, the measurement period shall not exceed one year from the acquisition date. The subsequent acquisition of non-controlling interests does not give rise to the recognition of additional goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

1.6 Closing date

Cnova’s entities all have a December 31 year-end except for Monshowroom which has a February 28 fiscal year-end. This entity, for the purposes of consolidated financial statements, prepares financial information as of December 31.

1.7 Foreign currency transactions and translation

The consolidated financial statements are presented in euros. Each Cnova entity determines its own functional currency and all their financial transactions are measured in that currency.

Foreign currency translation

The financial statements of entities that use a functional currency different from the reporting currency are translated into euros as described below:

•               assets and liabilities, including goodwill and fair value adjustments, are translated into euros at the closing rate, corresponding to the spot exchange rate at the balance sheet date; and

•               income statement and cash flow items are translated into euros using the average rate of the period unless significant variances occur.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in consolidated equity relating to that operation is recycled to the income statement.

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans (net of their tax effect) are recognized in the same component of equity as discussed above.”

Foreign currency transactions

Foreign currency transactions are converted into the functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement under ‘‘Exchange gains and losses’’. Non-monetary assets and liabilities denominated in foreign currencies are converted at the exchange rate at the transaction date.

1.8 Financial assets

Definitions

Financial assets are classified into four categories:

•     held-to-maturity investments;

•     financial assets at fair value through profit or loss;

•     loans and receivables; and

•     available-for-sale financial assets.

Financial assets are classified as current if they are due in less than one year and non-current if they are due in more than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Recognition and measurement of financial assets

With the exception of financial assets at fair value through profit or loss, all financial assets are initially recognized at cost, corresponding to the fair value of the consideration paid plus transaction costs.

Held-to-maturity investments

Cnova had no held-to-maturity investments during all periods presented.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading, i.e. assets that are acquired principally for the purpose of selling them in the near term. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement. Some assets may be designated at inception as financial assets at fair value through profit or loss.

Loans and receivables

Loans and receivables are financial assets issued or acquired by Cnova in exchange for cash, goods or services that are paid, delivered or rendered to a debtor. They are measured at amortized cost using the effective interest method. Long-term loans and receivables that are not interest-bearing or that bear interest at a below-market rate are discounted when the amounts involved are material. Any impairment losses are recognized in the income statement.

Trade receivables are recognized and measured at at the fair value of the consideration received or receivable.

Available-for-sale financial assets

Available-for-sale financial assets are initially recorded at cost, and subsequently measured at fair value. Gains and losses arising from remeasurement at fair value are accounted for in other comprehensive income (OCI) until the asset is derecognized. In these cases, gains and losses that were previously recognized in OCI are transferred to income statement.

When the available-for-sale asset is an equity instrument, the impairment is permanent. Impairment losses on equity instruments are irreversible and any subsequent increases in fair value are recognized directly in OCI.

Impairment losses on debt instruments are reversed through the income statement in the event of a subsequent increase in fair value, provided that the amount reversed does not exceed the impairment losses previously recognized in the income statement.

This category mainly comprises investments in non-consolidated companies. Available-for-sale financial assets are classified under non-current financial assets.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and short-term investments.

To be classified as a cash equivalent, investment securities must be short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Derecognition

Financial assets are derecognized in the following two cases:

• the contractual rights to the cash flows from the financial asset expire; or

• the contractual rights are transferred and the transfer qualifies for derecognition,

• when substantially all the risks and rewards of ownership of the financial asset are transferred, the asset is derecognized in full;

• when substantially all the risks and rewards of ownership are retained by Cnova, the financial asset continues to be recognized in the balance sheet for its total amount.

1.9 Fair value of financial instruments

Fair value measurements are determined following the provisions of IFRS 13 ‘‘Fair Value Measurement,’’ which defines the following fair value hierarchy:

• quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

• inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2);

• inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair value of financial instruments traded in an active market is the quoted price on the balance sheet date. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are classified as Level 1.

The fair value of financial instruments which are not quoted in an active market (such as over-the-counter derivatives) is determined using valuation techniques. These techniques use observable market data wherever possible and make little use of Cnova’s own estimates. If all the inputs required to calculate fair value are observable, the instrument is classified as Level 2.

If one or more significant inputs are not based on observable market data, the instrument is classified as Level 3.

1.10 Inventories

Inventories, consisting of products available for sale, are recorded at cost, net of supplier discounts, including purchase costs, costs of conversion and other costs incurred in bringing inventories to their present location and condition. Costs of products sold are measured using the weighted average cost method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. If the net realizable value is lower than cost, a valuation allowance is recorded for the difference.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

1.11 Property and equipment

Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.

All other items of property and equipment are depreciated on a straight-line basis over their estimated useful lives. The main useful lives are as follows:

Asset category	Depreciation period (years)
Building fixtures and fittings	5 to 20
Technical installations, machinery and equipment	5 to 20
Computer equipment	3 to 5

An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under ‘‘Gain (Loss) from disposal of non-current assets.’’

1.12 Leases

Leases that transfer substantially all the risks and rewards of ownership to the lessee are classified as finance leases. They are recognized in the consolidated balance sheet at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

Leased assets are recognized as assets (according to their nature) with a corresponding amount recognized in financial liabilities. Finance lease obligations are discounted and recognized in the balance sheet as a financial liability. Payments made under operating leases are expensed as incurred.

Leased assets are depreciated over their expected useful life in the same way as other assets in the same category, or over the lease term if shorter, unless the lease contains a purchase option and it is reasonably certain that the option will be exercised.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

1.13 Goodwill and intangible assets

Goodwill

At acquisition date, goodwill is measured in accordance with note 1.5. Goodwill is allocated to the cash generating unit or groups of cash-generating units that benefit from the synergies of the combination, based on the level at which the return on investment is monitored for internal management purposes. Goodwill is not amortized but is tested for impairment at each year-end, or whenever there is an indication that it may be impaired. Impairment losses on goodwill are not reversible. The method used by Cnova to test goodwill for impairment is described in note 1.14 ‘‘Impairment of non-current assets.’’ Negative goodwill is recognized directly in the income statement for the period of the business combination, once the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities have been verified.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Intangible assets

Intangible items are recognized as intangible assets when they meet the following criteria:

• the item is identifiable and separable;

• Cnova has the capacity to control future economic benefits from the item; and

• the item will generate future economic benefits.

Intangible assets consist mainly of purchased software, software developed for internal use, customer lists and trademarks.

Initial recognition

Intangible assets acquired separately by Cnova are measured at cost and those acquired in business combinations are measured at fair value.

Trademarks that are created and developed internally are not recognized on the balance sheet. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Development expenditures on internal use software and website development are recognized as an intangible asset when Cnova can demonstrate:

• The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

• Its intention to complete and its ability to use or sell the asset;

• How the asset will generate future economic benefits;

• The availability of resources to complete the asset;

• The ability to measure reliably the expenditure during development; and

• The ability to use the intangible asset generated.

Amortization

Following initial recognition of the intangible asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Development expenditures on internal use software and website development are amortized over periods ranging from 3 to 10 years.

Indefinite life intangible assets (including purchased trademarks) are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount may not be recovered.

Derecognition

An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under ‘‘Gain (Loss) from disposal of non-current assets.’’

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

1.14 Impairment of non-current assets

Goodwill and intangible assets with an indefinite useful life are tested for impairment at least once a year, as of December 31 and when circumstances indicate that the carrying value may be impaired. Other assets are tested whenever there is an indication that they may be impaired.

Cash Generating Units (CGUs)

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Cnova has defined cash-generating units as each country where it operates.

Recoverable amount

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. It is generally determined separately for each asset. When this is not possible, the recoverable amount of the group of CGUs to which the asset belongs is used.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Value in use is the present value of the future cash flows expected to be derived from continuing use of an asset plus a terminal value. It is determined internally or by external experts on the basis of:

• cash flows projections contained in financial budgets/forecasts approved by management and cash flows beyond the projection period are estimated by applying a constant or decreasing growth rate; and

• the terminal value determined by applying a perpetual growth rate to the final cash flow projection.

The cash flow projections and terminal value are discounted at long-term after-tax market rates reflecting market estimates of the time value of money and the specific risks associated with the asset.

For goodwill impairment testing purposes, the recoverable amounts of CGUs or groups of CGUs are determined at year end.

Impairment

An impairment loss is recognized when the carrying amount of an asset or the CGU to which it belongs is greater than its recoverable amount. Impairment losses are recorded as an expense under the caption ‘‘Impairment of assets’’ in the income statement.

Impairment losses recognized in a prior period are reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Impairment losses on goodwill cannot be reversed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

1.15 Equity

Consolidated Equity is attributable to two categories of owners: the equity holders of Cnova and the owners of the non-controlling interests.

Transactions with the owners of non-controlling interests resulting in a change in the owners’ percentage interest without loss of control only affect equity. Cash flows arising from changes in ownership interests in a fully consolidated entity that do not result in a loss of control (including increases in percentage interest) are classified as cash flows from financing activities.

In the case of an acquisition of an additional interest in a fully consolidated entity, Cnova recognizes the difference between the acquisition cost and the carrying amount of the non-controlling interests as a change in equity attributable to owners of Cnova. Transaction costs are also recognized in equity. The same treatment applies to transaction costs relating to disposals without loss of control.

In the case of disposals of controlling interests involving a loss of control, Cnova derecognizes the whole of the ownership interest and recognizes any investment retained in the entity at its fair value. The gain or loss on the entire derecognized interest (interest sold and interest retained) is recognized in income statement. Cash flows arising from the acquisition or loss of control of a consolidated entity are classified as cash flows from investing activities.

Share-based payment

Management and selected employees of Cnova receive options to purchase or subscribe for shares and share grants. Cnova recognizes a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction.

The benefit granted under stock option plans, measured at fair value when granted, constitutes additional compensation. The fair value of the options at the grant date is recognized as an expense over the option vesting period. The fair value of options is determined using the Black & Scholes option pricing model, based on the plan attributes, market data (including the market price of the underlying shares, share price volatility and the risk-free interest rate) at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the options vest are taken into account in determining the expense to be recorded.

The fair value of share grants is also determined on the basis of the plan attributes and market data at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the shares vest are taken into account in determining the expense to be recorded. If there are no vesting conditions attached to the share grant plan, the expense is recognized in full when the plan is set up. Otherwise the expense is deferred over the vesting period as and when the vesting conditions are met.

1.16 Financial liabilities

Definitions

Financial liabilities are classified into two categories as follows:

• borrowings recognized at amortized cost; and

• financial liabilities at fair value through profit or loss.

Financial liabilities are classified as current if they are due in less than one year and non-current if they are due in more than one year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Recognition and measurement of financial liabilities

FINANCIAL LIABILITIES RECOGNIZED AT AMORTIZED COST

Borrowings and other financial debt are recognized at amortized cost using the effective interest rate method. These liabilities may be hedged.

Debt issue costs and issue and redemption premiums are included in the cost of borrowings and financial debt. They are added or deducted from borrowings, and are amortized using an actuarial method.

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

These are financial liabilities intended to be held on a short-term basis for trading purposes. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement.

1.17 Provisions

Post-employment and other long-term employee benefits

Under defined contribution plans, Cnova pays fixed contributions into a fund and has no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to these plans are expensed as incurred.

In Brazil, the pension plan is funded through payments to insurance companies. The entity has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

Regarding defined benefit plans, only French consolidated entities are concerned as their employees are notably entitled to compensation paid on retirement. Cnova’s obligation is measured using the projected unit credit method based on the provisions of existing plans. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted. The obligation is measured by independent actuaries annually for the most significant plans and for the employment termination benefit, and regularly for all other smaller plans. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and experience adjustments (differences between results based on previous actuarial assumptions and what has actually occurred). All actuarial gains and losses arising on defined benefit plans are recognized immediately in equity.

The past service cost referring to the increase in an obligation following the introduction of a new benefit plan or modification of an existing plan is immediately expensed.

Expenses related to defined benefit plans are recognized in operating expenses (service cost) or other financial income and expense (net of obligation and plan assets).

Curtailments, settlements and past service costs are recognized in operating expenses or other financial income and expense depending on their nature. The liability recognized in the balance sheet is measured as the net present value of the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

1.18 Other provisions

A provision is recorded when Cnova has a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are discounted when the related adjustment is material.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within Cnova’s control, or present obligations whose settlement is not expected to require an outflow of resources embodying economic benefits. Contingent liabilities are not recognized in the balance sheet (except when they are assumed through a business combination), but are disclosed in the notes to the financial statements.

1.19 Classification of assets and liabilities as current and non-current

Assets that are expected to be realized in, or are intended for sale or consumption in Cnova’s normal operating cycle or within twelve months after the balance sheet date are classified as current assets, together with assets that are held primarily for the purpose of being traded and cash and cash equivalents.  All other assets are classified as ‘‘non-current.’’ Liabilities that are expected to be settled in the entity’s normal operating cycle or within twelve months after the balance sheet date are classified as current. Cnova’s normal operating cycle is twelve months.

All deferred tax assets and liabilities are classified as non-current assets or liabilities.

1.20 Revenue recognition

Net sales include revenue from product sales (either business to consumer direct sales or business to business transactions), marketplaces sales (commissions) and other revenues. Those revenues are recognized to the extent that it is probable that the economic benefits will flow to Cnova and the revenue can be reliably measured, regardless of when the payment is being made. Revenues are measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The specific recognition criteria described below must also be met before revenue is recognized.

Product sales (Business to consumer direct sales and business to business transactions)

Business to business transactions consist of sales to retailers. Revenues from product sales and related shipping fees, net of promotional discounts, rebates, and return allowances, are recognized when the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the products. Return allowances, which reduce revenue, are estimated using historical experience.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Consolidated entities periodically provide incentive offers to customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases by customers, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the sale price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to sale price based on estimated future redemption rates. Redemption rates are estimated using Cnova’s historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in product sales.

Marketplaces sales (commissions)

As part of transactions through the marketplaces, it is assessed whether it is appropriate to record the gross amount of the product sold and its related costs or the net amount as a commission based on the analysis of the obligation in the arrangement.

The recognition of revenue as a gross or net amount requires judgment taking into consideration facts and circumstances based on a list of indicators proposed by IAS 18 ‘‘Revenue’’ standard. In performing this analysis, Cnova reviews the following indicators:

•  whether or not the entity has the primary responsibility for providing the goods or services to the customer or for fulfilling the order;

•  whether or not, the entity has inventory risk before or after the customer order, during shipping or on return;

•  whether or not the entity has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and

• whether or not the entity bears the customer’s credit risk for the amount receivable from the customer.

As of December 31, 2014, Cnova considers that it is acting as agent for all existing arrangements.

Other revenues

Other revenues mainly consist of certain services rendered to third parties (mainly advertising sales). Those services are recognized once the service is rendered.

1.21 Cost of sales

Cost of sales consist of costs related to direct sales business, including purchase price of consumer products sold to customers from direct sales, inbound shipping charges to fulfillment centers and outbound shipping charges from fulfillment centers to pick-up locations or directly to end customers, fees payable to pick-up locations, packaging supplies, gains related to discounts obtained from suppliers and costs for lost, stolen or damaged goods received. Shipping charges to receive products from suppliers are included in inventory and recognized as cost of sales upon sale of products to customers.

Supplier contribution to common marketing campaign are measured based on contracts signed with suppliers. They are billed in installments over the year. At each year-end, an accrual is recorded for the amount receivable or payable, corresponding to the difference between the value of the services actually rendered to the supplier and the sum of the installments billed during the year. They are considered as a reduction of the prices paid for the products and, therefore, recorded as a reduction of the inventory cost.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

1.22 Fulfillment expenses

Fulfillment costs consist of costs incurred in operating and staffing our fulfillment centers and customer service centers, payment processing, after sales costs and extended warranties. The costs related to operating fulfillment centers include warehousing costs and preparation costs, which include picking, packaging and preparing customer orders, and payroll and related expenses. Payment processing costs include credit card fees and fees paid to Banque Casino in relation to our payment-in-installments program in France. After sales costs consist primarily of preparing and resending products that are returned to suppliers to be repaired. Extended warranties costs include costs to third parties who repair or replace products for which an extended warranty was sold.

1.23 Marketing expenses

Marketing costs consist of online and offline advertising, such as display advertising and search engine optimization, fees paid to third party marketing services and payroll and related expenses for personnel engaged in marketing.

1.24 Technology and content expenses

Technology and content expenses consist of technology infrastructure expenses, payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to the overall purchasing activity of the consolidated entities), merchandising selection, systems support and digital initiatives.

Technology and content costs are expenses as incurred. Capitalized development costs are amortized over time, including software used to upgrade and enhance Cnova’s websites and applications supporting the business.

1.25 General and administrative expenses

General and administrative expenses consist of payroll and related expenses for management, including management equity incentive plans, management fees paid to Cnova’s Parent Companies for shared services, employees involved in general corporate functions, including accounting, finance, tax, legal, and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. Professional fees and litigation costs and other general corporate costs are also included as general and administrative costs.

1.26 Financial income and expense

Finance income and expenses correspond to:

•  All interest expenses for financial liabilities during the period;

•  Gains and losses on sales of short term investments classified in cash equivalents;

•  Dividends from non-consolidated companies;

•  Gains and losses arising from remeasurement at fair value of financial assets other than cash and cash equivalents;

•  Gains and losses on disposal of financial assets other than cash and cash equivalents;

•  Discounting adjustments (including to provisions for pensions and other post-employment benefit obligations); and

•  Exchange gains and losses on items other than components of net debt.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Cash discounts are recognized in financial income for the portion corresponding to the normal market interest rate and as a deduction from cost of goods sold for the balance.

1.27 Income tax expense

Current income tax expense

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where Cnova operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax expense

Deferred taxes are recognized using the provisions of IAS 12 ‘‘Income Taxes.’’ Balances of deferred taxes recognized in prior periods are adjusted for the effect of any enacted changes in the income tax rate.

Deferred tax assets correspond to future tax benefits arising from deductible temporary differences, tax loss carryforwards and certain consolidation adjustments that are expected to be recoverable.

Deferred tax liabilities are recognized in full for:

•  taxable temporary differences, except where the deferred tax liability results from recognition of a non-deductible impairment loss on goodwill or from initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or the tax loss; and

•  taxable temporary differences related to investments in entities and associates, except when Cnova controls the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future.

1.28 Segment information

Segments are reported in a manner consistent with how the business is operated and reviewed by the chief operating decision maker (two Co-CEOs).

The segment information is divided into two reportable segments:

•  Cdiscount: it consists of amounts earned from retail sales of consumer products through Cdiscount.com and monshowroom.com websites in France and other websites created by Cdiscount outside of France; and

•  Cnova Brazil: it consists of amounts earned from retail sales of consumer products through websites in Brazil Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br, wholesale activities and E-Hub.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 Significant accounting policies, judgments, estimates and assumptions (Continued)

Most significant product categories in terms of gross merchandise volume are home appliances, consumer electronics, computers and home furnishings, and Cnova also offers products from a wide range of additional categories, including leisure and personal goods.

Management evaluates the performance of these segments on the basis of sales and operating profit before restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets. Hence, segment results are allocated up to ‘‘operating profit (loss) before gain (losses) on restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets.’’ Other operating expenses or incomes are not allocated.

Segment information is provided on the same measurement basis as the consolidated financial statements.

Note 2 Earnings per share

Following the completion of the Cnova reorganization, the earnings per share disclosed in the consolidated financial statements is computed based on the number of the Cnova shares resulting from the retrospective accounting of the Cnova reorganization.

€ thousands	2012	2013	2014
Profit attributable to ordinary equity holders of the parent for basic earnings and adjusted for the effect of dilution (1)	(6,117)	(22,490)	(51,791)

	2012	2013	2014
Weighted average number of ordinary shares for basic EPS including DSU (1) (refer to note 24)	301,214,819	411,455,569	415,117,313
Dilutive instruments	—	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	301,214,819	411,455,569	415,117,313

(1)              On November 19, 2014, Cnova granted to certain executives of Cnova deferred stock units (DSU). The DSU are non-forfeitable (refer to note 24). The weighted number of DSU included in the computation of the basic EPS is 155,507 shares. As they are non-forfeitable, the expense related to the fair value of services rendered is recorded on 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Accounting for the combination of Nova Pontocom

As described in ‘‘Description of reporting entity’’ the consolidated financial statements include the 96% ownership owned by CBD (majority shareholder of Nova Pontocom before the Nova Pontocom Reorganization) in Nova Pontocom at the date when Casino acquired control of CBD, i.e. July 2, 2012.

As of July 2, 2012, fair values of Nova Pontocom’s identifiable assets and liabilities are summarized below.

Nova Pontocom’s net asset and the resulting goodwill were as follows:

Net asset
€ thousands	as of July 2, 2012

Cash and cash equivalents	20,252
Trade receivables	26,820
Inventories	132,472
Other assets	104,893
Other non-current assets	1,294
Deferred tax assets	13,612
Property and equipment	25,101
Intangible assets	47,720
Assets	372,164
Trade payables	195,005
Current financial debt	38,820
Other current liabilities	87,337
Non-current financial debt	10
Other non-current liabilities	602
Deferred tax liabilities	9,493
Liabilities	331,267
Net identifiable assets and liabilities at 100% (A)	40,897
Fair value of the 96% ownership held in Nova Pontocom (B)	539,586
Non-controlling interests at fair value (C)	22,483
Goodwill (B+C-A)	521,173

The fair value of CBD when Casino obtained control of CBD on July 2, 2012 was assessed by an external appraiser using a multiple criteria approach (market capitalization, discounted cash flows and multiples). The portion of this fair value as of July 2, 2012 allocated to Nova Pontocom was proportionated to CBD operations (eCommerce business).

Fair value of the 96% ownership held in Nova Pontocom is derived from the fair value estimated by Casino when acquiring CBD in July 2012. This fair value was estimated based on the market capitalization of CBD at the same date.

Compared to historical carrying values of Nova Pontocom, the main fair value adjustments led to the recognition of customer lists for €28 million (R$72 million). Measurement of the fair value of identifiable assets and liabilities resulted in the recognition of €521 million (R$1,344 million) in goodwill. Goodwill mainly reflects growth prospects for business.

Net cash acquired with Nova Pontocom (included in cash flows from investing activities) amount to €20.3 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 Accounting for the combination of Nova Pontocom (Continued)

From July 1, 2012 to December 31, 2012, Nova Pontocom contributed €707 million and €8 million to Cnova’s consolidated net sales and profit before tax, respectively.

The consolidation of Nova Pontocom for the twelve-month period ended December 31, 2012 had control of Nova Pontocom been obtained on January 1, 2012 would have resulted in €2,650 million on Cnova’s consolidated net sales and €(14.5) million on profit before tax.

Note 4 Business combinations and equity transactions

Monshowroom

On February 28, 2012, Cnova acquired for €17,543 thousand (of which €2,000 thousand were paid as prepayment in 2011) a 60.57% interest in E-trend (trademark ‘‘Monshowroom’’) a French eCommerce ready-wear fashion business. This interest resulted in a 49.89% control interest that did not transfer control of the acquiree to Cnova. This investment was accounted for under the equity method (refer to note 18).

From February 28, 2012 to December 31, 2012 and from January 1, 2013 to September 1, 2013, Cnova’s share of Monshowroom net income was €(356) thousand and €(229) thousand, respectively.

On September 2, 2013, Cnova obtained control of Monshowroom by acquiring an additional 0.04% ownership. The related goodwill amounted to €20 million as of December 31, 2013.

Additionally, Cnova granted a put option to minority shareholders that was recognized as a financial debt of €10.5 million (refer to note 27). The negative impact of €0.2 million resulting from the difference between the fair value of the financial debt and the net book value of Non-controlling interests (NCI) was recorded in Cnova’s equity.

During the year 2014, Cnova finalized the purchase accounting of Monshowroom. No changes were made to the fair value of the identifiable assets and liabilities of Monshowroom.

The minority shareholders entered into discussion with Cdiscount Group to unwind before maturity the put option that the minority shareholders were originally granted by Cdiscount Group in 2012. On May 15, 2014, an agreement was reached under which Cnova increased its ownership interest in Monshowroom to 100% for €6.0 million.

As a consequence, the put option that was recorded in financial debt as of December 31, 2013 for an amount of €10.5 million has been reversed against the €2.4 million paid in cash to the minority shareholders on reaching the agreement plus a €3.4 million additional cash payment on an escrow account and paid in December 2014 and a €0.3 million remaining amount also paid in December 2014. Since Cdiscount Group previously controlled Monshowroom, the related €4.4 million impact is recorded in equity and was subsequently increased by reversing an outstanding €0.3 million liability for dividends attached to the shares acquired from the minority shareholders.

The agreement also provides (i) a contingent consideration which was recorded in 2014 for an amount of €0.3 million and (ii) a service payment to former management and shareholders for an amount of €0.2 million that was expensed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 Business combinations and equity transactions (Continued)

FAIR VALUE DETERMINATION OF PREVIOUSLY-HELD INTERESTS

The change from equity method to full consolidation did not result in any recognition of material effect in income statement.

FAIR VALUE OF IDENTIFIABLE ASSETS AND LIABILITIES

Fair values of Monshowroom’s identifiable assets and liabilities at the acquisition date are summarized below.

Monshowroom’s net asset and the resulting temporary goodwill are as follows:

Net asset as of
€ thousands	September 2, 2013

Cash and cash equivalents	2,009
Trade receivables	288
Inventories	4,044
Other current assets	267
Other non-current assets	12
Property and equipment	36
Intangible assets	6,910
Assets	13,566
Trade payables	4,818
Other current liabilities	965
Deferred tax liabilities	2,307
Liabilities	8,090
Net identifiable assets and liabilities at 100% (A)	5,476
Fair value of the previously-held 60.57% interest (B)	17,543
Acquisition cost of a 0.04% stake in Monshowroom (C)	7
Non-controlling interests at fair value (D)	10,272
Goodwill (B+C+D-A)	22,346

The main fair value adjustments were €6.7 million consisting of the recognition of the Monshowroom trademark for €5.5 million and customer lists for €1.2 million. Measurement of the fair value of identifiable assets and liabilities resulted in the temporary recognition of €22 million in goodwill. Goodwill mainly reflects growth prospects for business and is allocated to Cdiscount CGU.

Net cash acquired with Monshowroom (included in cash flows from investing activities) was €2.0 million.

From September 1, 2013 to December 31, 2013, Monshowroom contributed €7,726 thousand and €506 thousand to Cnova’s consolidated net sales and profit before tax respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 Business combinations and equity transactions (Continued)

The consolidation of Monshowroom for the twelve month period ended December 31, 2013 had control Monshowroom been obtained on January 1, 2013 would have resulted in €22,492 thousand on Cnova’s consolidated net sales and €(82) thousand on profit before tax.

Cdiscount Colombia

On July 24, 2014, Cnova took the control of Cdiscount Colombia as a result of the additional 21% ownership transferred by Exito in exchange for a 0.16% ownership in Cnova increasing Cnova total ownership in Cdiscount Colombia to 51% (refer to the “Description of reporting entity”).

As this transfer occurred between entities under the common control of Casino, Cnova applied the pooling of interest method. Accordingly, the share capital increase of Cnova was measured at the carrying value of the transferred ownership in Cdiscount Colombia in Casino consolidated financial statements, no gain was recognized on the previously held 30% ownership and the difference between the share capital increase of Cnova and the book value of the 21% transferred was recorded through equity together with the related non-controlling interests for amounts, respectively, of €(1.0) million and €2.5 million.

The consolidation of Cdiscount Colombia for the twelve month period ended December 31, 2014 had control Cdiscount Colombia been obtained on January 1, 2014 would have resulted in €8.6 million on Cnova’s consolidated net sales and €(5.1) million on profit before tax.

C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd (“C-Asia”), which controls Casino’s eCommerce subsidiaries operating in Thailand and Vietnam to Cdiscount Group, for an amount of €16.7 million. This transaction resulted in Cnova N.V. obtaining indirect 60% control over C-Asia.

As this transfer occurred between entities under the common control of Casino, Cnova applied the pooling of interest method. Accordingly, no gain was recognized on the previously held 30% ownership and the difference between the consideration paid and the book value of the 30% transferred was recorded through equity together with the related non-controlling interests for amounts, respectively, of €(13.7) million and €1.9 million.

Cash and cash equivalents amounted to €5.6 million as of the date of acquisition.

The consolidation of C-Asia for the twelve month period ended December 31, 2014 had control C-Asia been obtained on January 1, 2014 would have resulted in €8.6 million on Cnova’s consolidated net sales and €(6.9) million on profit before tax.

Other equity transactions

In 2012, Cnova acquired an additional 0.18% interest in Cdiscount resulting in a difference recognized in retained earnings within equity of €0.6 million.

In 2014, Cnova increased its ownership in Cdiscount by 0.22% resulting in €0.8 million cash out and a €0.2 million negative impact on Group equity. As a consequence of the delivery of free shares granted to certain employees in 2012, Cnova decreased its ownership in Cdiscount Group by 0.19% resulting in a €0.3 million respectively negative and positive impact on Group equity and non-controlling interests.

As a consequence of the Nova Pontocom reorganization, the 4% ownership interests, held in Nova Pontocom by certain managers of Nova Pontocom that were recorded as non-controlling interests, have been reclassified from non-controlling interests to additional paid in capital on July 24, 2014 for €17.1 million as 100% of Nova Opco shares have been contributed to Cnova and such minority shareholders have retained their non-controlling interest in Nova Holdco.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 Business combinations and equity transactions (Continued)

Cnova Brazil increased its capital resulting of the exercise of stock options in the subsidiary (representing 0.04% of the capital). This resulted in a €0.3 million cash in and a €0.3 million positive impact on non-controlling interests.

Without changes in ownership, several increases of share of capital in subsidiaries (essentially Cdiscount Colombia and Cdiscount LATAM) occurred during the period resulting in a €3.6 million cash-in and positive impact in non-controlling interests.

Note 5 Operating segments

Key indicators by operating segment

€ thousands	2012	2013	2014
Net sales	1,991,439	2,898,912	3,473,821
Cdiscount	1,284,354	1,420,408	1,605,517
Cnova Brazil	707,085	1,478,504	1,868,304
Segment operating profit (loss) before gain (losses) on restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets (i)	30,844	23,505	33,296
Cnova	—	—	(2,989)
Cdiscount	3,309	(1,116)	(13,351)
Cnova Brazil	27,534	24,621	49,636

(i)                  Of which depreciation and amortization are € 21.6 million for Cdiscount and €9.8 million for Cnova Brazil in 2014 (2013: €16.8 million for Cdiscount and €10 million for Cnova Brazil, 2012: €13.7 million for Cdiscount and €3.6 million for Cnova Brazil)

Geographical information

€ thousands	2012	2013	2014
Net sales	1,991,439	2,898,912	3,473,821
France	1,284,354	1,420,408	1,596,018
Brazil	707,085	1,478,504	1,868,304
Other	—	—	9,499

Considering the nature of the business, there is no major customer to report. Revenues by group of similar products or services are not available from accounting system and the cost to develop this information would be excessive.

€ thousands	2012	2013	2014
Non-current assets	785,349	780,454	827,574
France	138,626	167,071	188,371
Brazil	646,723	613,383	622,008
Other	—	—	17,195

Investment in Monshowroom in 2012 was part of Cdiscount segment (refer to note 4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 Segment information (Continued)

Reconciliation to consolidated financial statements

€ thousands	2012	2013	2014
Segment operating profit (loss) before restructuring, litigation, initial public offering expenses, gain (loss) from disposal of non-current assets and impairment of assets	30,844	23,505	33,296
Restructuring	(2,897)	(2,790)	(10,001)
Litigation	(124)	(3,145)	(3,135)
Initial public offering expenses	—	—	(15,985)
Gain (loss) from sale of non-current assets	(644)	835	14
Impairment of assets	(2,845)	(1,139)	(2,653)
Operating profit (loss)	24,333	17,266	1,536
Finance income	3,249	5,297	8,101
Finance costs	(27,195)	(60,946)	(76,047)
Profit (loss) before tax	388	(38,382)	(66,411)
Income tax gain (expense)	(6,177)	15,732	14,797
Share of losses of associates	(229)	(356)	(2,812)
Net loss	(6,019)	(23,006)	(54,426)

Note 6 Operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets

Net Sales

€ thousands	2012	2013	2014
Product sales	1,908,955	2,796,201	3,326,280
Marketplace sales (commissions)	9,266	21,770	48,024
Other revenues	73,217	80,941	99,516
Net sales	1,991,439	2,898,912	3,473,821

Cost of Sales

€ thousands	2012	2013	2014
Purchases and shipping costs	(1,713,300)	(2,575,996)	(3,034,423)
Change in inventories	23,960	103,852	46,739
Cost of sales	(1,689,340)	(2,472,144)	(2,987,684)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 Operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets (Continued)

Expenses by nature and function

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2012
Employee benefits expense	(52,885)	(7,924)	(28,016)	(9,902)	(98,727)
Other expenses	(78,151)	(44,216)	(14,041)	(18,830)	(155,238)
Depreciation and amortization expense	(3,325)	(2,290)	(11,000)	(676)	(17,291)
Total as of December 31, 2012	(134,361)	(54,430)	(53,057)	(29,408)	(271,256)

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2013
Employee benefits expense	(61,551)	(9,631)	(37,642)	(19,091)	(127,915)
Other expenses	(136,606)	(65,661)	(21,346)	(24,875)	(248,488)
Depreciation and amortization expense	(4,683)	(3,844)	(17,746)	(588)	(26,861)
Total as of December 31, 2013	(202,840)	(79,136)	(76,733)	(44,554)	(403,264)

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2014
Employee benefits expense	(81,041)	(8,307)	(41,294)	(20,404)	(151,045)
Other expenses	(160,280)	(57,949)	(23,681)	(28,220)	(270,130)
Depreciation and amortization expense	(7,267)	(4,107)	(20,106)	(185)	(31,666)
Total as of December 31, 2014	(248,588)	(70,363)	(85,081)	(48,809)	(452,841)

The following table presents the breakdown of other fulfillment costs, other marketing costs and other tech and content costs.

	2012	2013	2014
Operation of fulfillment centers	(22,797)	(52,416)	(70,487)
Payment processing	(34,714)	(44,720)	(51,359)
Customer service centers	(12,231)	(15,914)	(17,268)
Other fulfillment costs	(8,408)	(23,557)	(21,166)
Fulfillment costs	(78,151)	(136,606)	(160,280)
Online and offline marketing costs	(41,969)	(61,667)	(52,962)
Other marketing costs	(2,247)	(3,994)	(4,987)
Marketing costs	(44,216)	(65,661)	(57,949)
Technology infrastructure	(11,692)	(19,654)	(22,258)
Other technology and content costs	(2,349)	(1,692)	(1,423)
Technology and content costs	(14,041)	(21,346)	(23,681)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6 Operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets (Continued)

Operating lease expense

Operating lease expenses amounted to €29,216 thousand at December 31, 2012, €33,255 thousand at December 31, 2013 and €31,748 thousand at December 31, 2014.

Note 7 Restructuring

As of December 31, 2014, restructuring expenses consist of costs related to Cdiscount change of executive offices (€1.2 million), costs related to Monshowroom change of management (0.9 million), costs related to Nova Opco (€0.5 million) and bonuses for an amount of €7.4 million including social charges (€4.8 million with respect to Cdiscount employees and €2.6 million with respect to Casino employees including social charges).

These bonuses were granted to certain Cdiscount managers when Casino repurchased in April 2014 for €10.2 million the equity warrants owned by these Cdiscount managers.

Casino reimbursed the bonuses paid by Cdiscount (€4.8 million) and this reimbursement by Casino was recorded as a contribution in equity.

Note 8 Litigation

In 2013, the main risk related to a litigation following a breach of contract with a supplier (€1.8 million). A law suit is in progress and the outcome is expected within a year.

In 2014, the €3.2 million expense is related to a tax litigation at Cdiscount level.

Note 9 Initial public offering expenses

As of December 31, 2014, the initial public offering expenses incurred amounted to €62 million.

The incremental expenses directly attributable to the offering of new shares of Cnova related to the IPO of Cnova were recorded through equity for an amount of €46 million before tax (€34.6 million after tax). They consist mainly of legal, financial, accounting and printing fees associated with drafting and filing the registration statement of Cnova.

The other incremental costs incurred were expensed for an amount of €16 million before tax as they relate mainly to the reorganization, governance and management of Cnova. It includes notably the expense related to the deferred stock units (DSU - refer to note 24) for a total amount of €9.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 Financial income and expense

€ thousands	2012	2013	2014
Revenue from cash and cash equivalents	902	3,039	4,548
Foreign exchange gain	—	13	544
Gain related to financial discounts obtained from suppliers	—	1,401	1,259
Other financial income	2,347	844	1,750
Total finance income	3,249	5,297	8,101
Interest expense on borrowings	(4,480)	(7,349)	(5,967)
Foreign exchange loss	(17)	—	(100)
Costs related to sales of receivables	(18,744)	(45,352)	(60,084)
Other financial expense	(3,954)	(8,245)	(9,897)
Total finance expense	(27,195)	(60,946)	(76,047)

Note 11 Taxes

Income tax expenses

Analysis of income tax expense:

€ thousands	2012	2013	2014
Current taxes	(3,948)	1,186	(11,748)
Other taxes on income (i)	(2,131)	(1,041)	(1,323)
Deferred taxes	(98)	15,587	27,868
Total income tax profit (loss) recognized in the income statement	(6,177)	15,732	14,797
Tax on other income recognized in “Other comprehensive income”	—	—	—
Tax on other income recognized in “Total comprehensive income”	(6,177)	15,732	14,797

(i) CVAE is a French tax which is based on the value added reported in French entities. CVAE is considered to meet the definition of a tax on income as defined in IAS 12 and is therefore treated as income tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 Taxes (Continued)

Reconciliation of theoretical and actual tax expense

	2012	2013	2014
Profit (loss) before tax and share of profits of associates	388	(38,382)	(66,411)
Income tax rate	34,43%	34,43%	25%
Income tax benefit (expense)	(133)	13,215	16,603
Effect of tax rates in foreign entities	34	(112)	4,246
Tax losses used by Casino Guichard Perrachon as part of Casino’s tax consolidation (i)	(4,048)	(3,931)	—
Unrecognized deferred taxed assets arising from tax loss of the period	—	—	(940)
Recognition of tax effect of previously unrecognized tax losses of Cdiscount	—	7,300	—
Other items taxed at a lower tax rate or tax exempt	192	167	—
Non-deductible expenses	(189)	(383)	(209)
CVAE net of income tax	(913)	(302)	(992)
Tax credits	(287)	(185)	—
Non-taxation of CICE (ii)	—	303	365
Share based payments	(484)	(340)	(1,914)
Non deductible executive-management benefits	—	—	(1,153)
Other	(349)	—	(1,210)
Actual income tax credit / (expense)	(6,177)	15,732	14,797

(i)   In France, Cdiscount Group and Cdiscount was in 2012 and 2013 part of the Casino’s tax consolidation scheme. Under the tax consolidation agreement, both entities are not entitled to recover tax losses used in Casino’s tax consolidation. As a result, deferred tax assets related to tax loss carryforwards consist of tax losses incurred before entering in the tax consolidation scheme (January 1, 2011 for Cdiscount Group and January 1, 2012 for Cdiscount).

(ii)  France’s third amended Finance Act for 2012 introduced a competitiveness and employment tax credit (CICE), a tax credit (repayable from the end of the third year) of 4% for salaries below or equal to 2.5 times the minimum wage as of January 1, 2013 and 6% from January 1, 2014. Cnova recognized this income by reducing employee expenses.

In Brazil, income taxes are comprised of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force which are 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240 for IRPJ, and 9% for CSLL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 Taxes (Continued)

Deferred taxes

Change in deferred tax assets

€ thousands	2012	2013	2014
As of January 1	7,490	18,481	31,195
Benefit (expense) for the period on continuing operations	(568)	14,706	27,635
Business combination or loss of control	13,612	—	—
Nova Pontocom reorganization (i)	—	—	(25,612)
Tax credited directly to equity (ii)	—	—	11,398
Translation differences and reclassifications (iii)	(581)	(297)	3,087
Counterparty of tax effect of General and administrative expenses of Casino allocated to Cnova (refer to note 1-1.3)	(1,472)	(1,695)	(1,241)
As of December 31	18,481	31,195	46,463

(i)         Refer to paragraph “Description of reporting entity”

(ii)      Refer to note 9

(iii) In 2014, it includes the reclassification of €2.5 million previously classified as a reduction of tax liabilities

Change in deferred tax liabilities

€ thousands	2012	2013	2014
As of January 1	3	8,616	8,665
Expense (benefit) for the period	(470)	(881)	(1,474)
Business combination or loss of control	9,493	2,307	—
Impact of changes in exchange rates and reclassifications	(410)	(1,377)	102
As of December 31	8,616	8,665	7,293

Breakdown of deferred tax assets and liabilities by source

€ thousands	2012	2013	2014
Intangible assets	(8,613)	(8,662)	(6,349)
Property and equipment	(43)	—	—
Inventories	1,479	1,350	550
Financial instruments	2,779	5,065	—
Other assets	1,686	1,404	2,507
Other liabilities	5,828	5,272	5,684
Tax loss carryforwards	6,749	18,101	36,778
Net deferred tax assets (liabilities)	9,865	22,530	39,170
Deferred tax assets recognized in the balance sheet	18,481	31,195	46,463
Deferred tax liabilities recognized in the balance sheet	(8,616)	(8,665)	(7,293)
Net	9,865	22,530	39,170

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 Taxes (Continued)

Recognized and unrecognized deferred tax assets

The tax loss carryforwards have no expiry date but their use is limited in France by law to 50% of the taxable income for the year.

The deferred tax assets related to tax losses recognized in the consolidated financial statements are €37 million (2013: €18 million, 2012: €7 million).

Cdiscount was part of the tax consolidation of Casino for the years ended December 31, 2012 and 2013. As of December 31, 2014, the accumulated tax losses of Cdiscount were €108 million (corresponding to a potential deferred tax asset of €37 million). Cdiscount recognized deferred tax assets with respect to these accumulated tax loss carry forwards for €23 million in 2014 (2013 : €15.1 million, 2012 : €6.7 million), on the basis of its probable future taxable profits derived from the approved three-year business plan reflecting (a) the development of strategic activities with higher profitability, notably marketplace transaction commissions and advertising revenues, launched in 2011, and (b) the continuing growth of the activity which will progressively reduce the need to incur expensive promotional activities and drive future profitability to execute Cdiscount business plan.

As of December 31, 2014, Cdiscount had €41 million of unused unrecognized tax loss carryforwards (€14 million of unrecognized deferred tax assets) compared with €46 and €16 million respectively in 2013 and €64 and €22 million respectively in 2012.

Cnova N.V. recognized a deferred tax asset of €13.0 million with respect to the tax loss incurred in 2014 related mainly to IPO costs (refer to note 9) and based on its future taxable profits.

Cnova Brazil recognized a deferred tax asset of €5.4 million with respect to the tax loss incurred in 2013 based on its future taxable profit derived from the approved three- year business plan. As stated in the paragraph “Description of reporting entity” the Cnova Brazil tax loss carryforwards were not dropped down to Nova OpCo. As a result, the related assets (recognized in the consolidated financial statements for €6 million in 2013) will be recovered directly by Nova HoldCo.

Note 12 Share of profits (losses) of associates

€ thousands	2012	2013	2014
Monshowroom	(229)	(356)	—
E-Cavi	—	—	(1)
CDiscount Colombia	—	—	(1,346)
C-Distribution Asia	—	—	(5)
CDiscount Thaïland	—	—	(1,017)
CDiscount Vietnam	—	—	(443)
Share of profits (losses) of associates	(229)	(356)	(2,812)

As of December 31, 2014, there is no investment in associates.

Cnova took control over Cdiscount Colombia on July 24, 2014 and over C Distribution Asia, Cdiscount Thailand and Cdiscount Vietnam on November 17, 2014 (refer to note 4).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13 Net cash and cash equivalents

Breakdown

€ thousands	2012	2013	2014
Cash equivalents	166,382	245,556	372,638
Cash	10,219	17,994	200,683
Cash and cash equivalents	176,601	263,550	573,321
Bank overdrafts	45	(30,899)	(169)
Net cash and cash equivalents	176,646	232,651	573,152

Cash equivalents are mainly composed of financial investments referred to as highly liquid Bank Certificate of Deposits. Bank overdrafts arise from settlement of promissory notes that are due to suppliers and are repayable on demand to banks when such promissory notes are presented by suppliers for settlement.

Breakdown of cash and cash equivalents by currency

€ thousands	2012	%	2013	%	2014	%
Euro	98,144	55,6%	111,076	42,1%	172,299	30,1%
US dollar	475	0,3%	—	0,0%	5,151	0,9%
Brazilian real	77,982	44,2%	152,474	57,9%	375,898	65,6%
Other	—	—	—	—	19,972	3,5%
Cash and cash equivalents	176,601		263,550		573,321

Derecognition of financial assets

Cnova has set up receivables discounting programs with its banks. These programs meet the conditions for derecognition of financial assets under IAS 39, the principles of which are set out in note 1.8 of accounting principles. Cnova considers that there is no risk of discounted receivables being cancelled by credit notes or being set off against liabilities. The other risks and rewards associated with the receivables have been transferred to the banks. Consequently, as substantially all the risks and rewards have been transferred at the balance sheet date, the receivables are derecognized.

During the year ended December 31, 2013, discounted receivables with continuing involvement by Cdiscount (France) amounted to €121,512 thousand (sold to Banque du Groupe Casino, a related party of Cnova—refer to Note 33). The associated net cost was €4,450 thousand. Discounting took place in the first semester of the year. As of December 31, 2013, discounted receivables with continuing involvement were nil.

During the year ended December 31, 2012, discounted receivables with continuing involvement by Cdiscount amounted to €87,408 thousand (sold to Banque du Groupe Casino, a related party of Cnova—refer to Note 33). The associated net cost was €3,254 thousand.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 Trade receivables, net

Breakdown

€ thousands	2012	2013	2014
Trade receivables	164,086	143,732	172,559
Accumulated impairment losses on trade receivables	(43,550)	(33,352)	(33,252)
Trade receivables	120,536	110,380	139,307

Trade receivables include receivables from the credit card management companies in Brazil for an amount of €9,469 thousand in 2014 (2013: €23,898 thousand, 2012: €32,980 thousand). Credit card payments related to the sale of products are receivable in installments of up to 24 months. Such receivables are sold on a regular basis, with derecognition, to banks or credit card companies (see note 13). The average rate used in 12 months for these sale transactions was 107.06% of the CDI (“Certificado de Depo´sito Interbanca´rio”).

Cnova carries out non-recourse receivables discounting without continuing involvement (see note 13).

Accumulated impairment losses on trade receivables

€ thousands	2012	2013	2014
Accumulated impairment losses on trade receivables
As of January 1	(25,988)	(43,550)	(33,352)
Charge	(9,479)	(3,899)	(10,839)
Reversal	1,222	12,508	11,218
Business combination or loss of control	(9,637)	(12)	(86)
Reclassification	—	—	—
Translation differences	332	1,601	(194)
As of December 31	(43,550)	(33,352)	(33,252)

The criteria for recognizing impairment losses are set out in note 30 on counterparty risk.

Return allowance

Changes in return allowance were as follows:

€ thousands	2012	2013	2014
Opening balance	3,599	4,239	4,706
Additions	50,410	55,695	58,833
Used deductions	(49,770)	(55,228)	(58,696)
Unused deductions	—	—	—
Ending balance	4,239	4,706	4,843

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 Inventories, net

€ thousands	2012	2013	2014
Products in warehouses	284,123	372,867	424,577
Impairment of products held in inventory	(6,929)	(5,893)	(7,413)
Inventories	277,194	366,974	417,164

The amounts recorded in respect of write downs of inventory to net realizable value are: 2014 €1.5 million, 2013: €1.3 million, 2012: €1.4 million. No reversal of unused write-down was recorded in 2014, 2013 and 2012.

Note 16 Other current assets, net

Breakdown

€ thousands	2012	2013	2014
Cash pool balances with Casino (note 33)	53,129	63,828	65,160
Current accounts with Casino subsidiaries (note 33)	15,681	3,656	7,108
ICMS(i)	17,521	15,290	15,018
PIS COFINS(i)	—	3,202	46
Other receivables	62,151	81,051	109,474
Accumulated impairment losses on other assets	—	(2,408)	(1,999)
Prepaid expenses	1,635	4,016	7,821
Other current assets	150,117	168,635	202,627

(i)            Refer to note 17

Prepaid expenses mainly include prepaid purchases, rents, other occupancy costs and insurance premiums.

Note 17 Other non-current assets, net

€ thousands	2012	2013	2014
Available-for-sale financial assets (AFS)	712	1,074	2,074
ICMS	9,687	28,977	56,675
PIS COFINS	55,900	78,041	13,135
Other assets	1,371	4,026	21,843
Other non-current assets	67,670	112,118	93,727

Revenue from sales and services is subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), as well as to Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”), according to the tax rates currently in force. The taxes are presented as a deduction from sales in the income statement of the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 Other non-current assets, net (Continued)

Cnova has tax receivables mainly related to ICMS, PIS and COFINS. The utilization of these tax receivables is made based on the projections prepared by management, operational issues and the consumption of the credit by the companies within Cnova.

As stated in the paragraph “Description of reporting entity,” PIS COFINS asset was not dropped down to Nova OpCo. As a result, those assets will be recovered directly by Nova HoldCo.

Regarding ICMS, its full recovery is expected over the next 3 years.

€ thousands	2012	2013	2014
Up to within one year	17,521	15,290	15,018
Up to one to two years	9,687	19,029	19,492
Up to two to five years	—	9,948	37,184
Current ICMS	17,521	15,290	15,018
Non-current ICMS	9,687	28,977	56,675

Since 2008, the Brazilian States have been substantially changing their laws aimed at implementing and broadening the ICMS (State VAT) tax substitutes system. Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

Available-for-sale financial assets (AFS) Movements for the period

€ thousands	2012	2013	2014
At 1 January	135	712	1,074
Increases	728	405	1,100
Decreases	(10)	—	—
Gains and losses from remeasurement at fair value	(41)	(43)	5
Business combination or loss of control and translation adjustment	—	—	—
Other	(100)	—	(105)
At 31 December	712	1,074	2,074

AFS are mainly composed of a non quoted investment in Partech International (note 31).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 Investments in associates

Movement for the period

€ thousands	Opening balance	Impairment	Share of profit for the period	Retailing	Business combination or loss of control, translation adjustments and other movements	Closing balance
Monshowroom (see note 4)	—	—	(229)	—	17,582	17,353
2012	—	—	(229)	—	17,582	17,353
Monshowroom (see note 4)	17,353	—	(356)	—	(16,997)	—
2013	17,353	—	(356)	—	(16,997)	—
CDiscount Colombia (see note 4)	—	—	(1,346)	—	1,346	—
E-Cavi	—	—	(1)	—	1	—
C-Distribution Asia	—	—	(5)	—	5	—
CDiscount Thaïlande	—	—	(1,017)	—	1,017	—
CDiscount Vietnam	—	—	(443)	—	443	—
2014	—	—	(2,812)	—	2,812	—

As of December 31, 2012, there were no material contingent liabilities in associates.

The summary of Monshowroom balance sheet and income statement as of and for the year ended December 31, 2012 is as follows:

€ thousands (100% interest)	2012
Current assets	6,131
Non current assets	225
Current liabilities	4,600
Non current liabilities	6
Equity	1,750
Sales	17,073
Net income (loss)	(378)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19 Property and equipment, net

Breakdown

	2012			2013			2014
€ thousands	Gross	Depreciation and impairment	Net	Gross	Depreciation and impairment	Net	Gross	Depreciation and impairment	Net
Buildings, fixtures and fittings	933	(203)	730	875	(260)	615	1,112	(379)	733
Technical installations, machinery and equipment	21,100	(5,483)	15,617	26,947	(7,113)	19,834	44,191	(12,204)	31,987
Other	31,073	(16,197)	14,876	31,527	(19,002)	12,525	21,592	(10,323)	11,269
Property, plant and equipment, net	53,106	(21,883)	31,223	59,349	(26,375)	32,974	66,896	(22,906)	43,989

Movements for the period

€ thousands	Buildings, fixtures and fittings	Technical installations, machinery and equipment	Other	Total
As of January 1, 2012	84	1,032	5,967	7,083
Business combination or loss of control	667	16,134	8,300	25,101
Increases and separately acquired tangible assets	60	1,099	3,964	5,122
Tangible assets disposed of during the period	—	(641)	(407)	(1,048)
Depreciation for the period	(52)	(1,458)	(2,969)	(4,480)
Impairment reversal (losses) recognized during the period	—	—	—	—
Translation adjustment	(32)	(720)	(386)	(1,137)
Reclassifications of assets in progress	—	443	(443)	—
Reclassifications and other movements	3	(272)	851	582
As of December 31, 2012	730	15,617	14,876	31,223
Business combination or loss of control	—	—	36	36
Increases and separately acquired tangible assets	93	2,850	9,672	12,615
Tangible assets disposed of during the period	—	(309)	(175)	(484)
Depreciation for the period	(96)	(2,733)	(2,991)	(5,819)
Impairment reversal (losses) recognized during the period	—	—	—	—
Translation adjustment	(112)	(3,435)	(1,049)	(4,596)
Reclassifications of assets in progress	—	9,182	(9,182)	—
Reclassifications and other movements	—	(1,338)	1,338	—
As of December 31, 2013	615	19,834	12,525	32,974
Business combination or loss of control	238	53	753	1,045
Increases and separately acquired tangible assets	—	1,971	16,248	18,219
Tangible assets disposed of during the period	—	(582)	(316)	(898)
Depreciation for the period	(110)	(4,229)	(3,032)	(7,371)
Impairment reversal (losses) recognized during the period	—	15	78	93
Translation adjustment	(10)	(143)	82	(71)
Reclassifications of assets in progress	—	12,279	(12,279)	—
Reclassifications and other movements	—	2,790	(2,790)	—
As of December 31, 2014	733	31,987	11,268	43,989

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20 Intangible assets, net

Breakdown

	2012			2013			2014
€ thousands	Gross	Depreciation and impairment	Net	Gross	Depreciation and impairment	Net	Gross	Depreciation and impairment	Net
Trademarks	3,789	—	3,789	9,289	—	9,289	9,229	—	9,229
Licenses, software and website	89,693	(32,389)	57,304	121,132	(46,745)	74,387	158,523	(51,796)	106,727
Other	41,500	(5,653)	35,847	37,710	(7,738)	29,972	40,307	(9,181)	31,126
Intangible assets, net	134,982	(38,042)	96,940	168,131	(54,483)	113,648	208,059	(60,978)	147,082

Movements for the period

€ thousands	Trademarks	License, software and website costs	Other	Total
As of January 1, 2012	88	25,105	8,473	33,666
Business combination or loss of control	—	19,799	27,920	47,719
Increases and separately acquired intangible assets	3,641	10,378	20,109	34,128
Intangible assets disposed of during the period	—	(3,140)	—	(3,140)
Amortization for the period	—	(10,634)	(2,177)	(12,811)
Impairment reversal (losses) recognized during the period (continuing operations)	—	—	—	—
Translation adjustment	—	(1,137)	(1,205)	(2,342)
Reclassifications of assets in progress	—	17,430	(17,430)	—
Reclassifications and other movements	—	(393)	113	(280)
As of December 31, 2012	3,729	57,407	35,802	96,940
Business combination or loss of control	5,500	340	1,070	6,910
Increases and separately acquired intangible assets	—	21,058	20,765	41,823
Intangible assets disposed of during the period	—	(848)	(186)	(1,034)
Amortization for the period	—	(17,623)	(3,453)	(21,076)
Impairment reversal (losses) recognized during the period (continuing operations)	—	—	—	—
Translation adjustment	—	(5,854)	(4,060)	(9,914)
Reclassifications of assets in progress	—	19,816	(19,816)	—
Reclassifications and other movements	—	(847)	847	—
As of December 31, 2013	9,229	73,449	30,969	113,648
Business combination or loss of control	—	2,166	1,403	3,568
Increases and separately acquired intangible assets	—	55,305	3,257	58,563
Intangible assets disposed of during the period	—	(51)	(282)	(333)
Amortization for the period	—	(21,234)	(3,061)	(24,295)
Impairment reversal (losses) recognized during the period (continuing operations)	—	(2,155)	—	(2,155)
Translation adjustment	—	(435)	(836)	(1,270)
Reclassifications of assets in progress	—	—	—	—
Reclassifications and other movements	—	(559)	(84)	(644)
As of December 31, 2014	9,229	106,727	31,126	147,082

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20 Intangible assets, net (Continued)

Trademarks are composed of Continental Edison and Monshowroom (note 4) in France. As they are essential to the identity of the Cnova business, and are used and maintained in the normal course of operations, an indefinite useful life is retained for those trademarks.

Note 21Goodwill

Breakdown

	2012			2013			2014
€ thousands	Gross	Impairment	Net	Gross	Impairment	Net	Gross	Impairment	Net
CDiscount	55,904	—	55,904	78,249	—	78,249	78,893	—	78,893
CNova Brazil	497,778	—	497,778	412,270	—	412,270	417,420	—	417,420
Goodwill	553,682	—	553,682	490,519	—	490,519	496,313	—	496,313

Movements for the period

€ thousands	2012	2013	2014
Carrying amount As of January 1	55,904	553,682	490,519
Goodwill recognized during the period (see note 4)	521,173	22,346	—
Impairment losses recognized during the period	—	—	—
Translation adjustment	(23,395)	(85,508)	5,149
Reclassifications and other movements	—	—	644
Carrying amount As of December 31	553,682	490,519	496,313

Note 22 Impairment of goodwill, tangible and intangible assets

Movements for the period

Goodwill was tested for impairment as of December 31, 2012, 2013 and 2014 using the method described in note 1.14 ‘‘Impairment of non-current assets’’ of the accounting policies. No impairment was recognized.

As part of follow-up of impairment indicators, some non financial asset values were revised and resulted in the recognition of impairment losses of:

• €3 million in 2012 mainly related to the write off of obsolete IT development costs (€2 million) and of tangible assets related to former headquarters (€0.5 million) at Cdiscount segment level.

• €1 million in 2013 related to the write off of obsolete IT development costs at Cdiscount segment level.

• €3 million in 2014 related to the write off of obsolete IT development costs of Cdiscount segment (€1 million) and Cnova Brazil segment (€1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22 Impairment of goodwill, tangible and intangible assets (Continued)

Impairment loss on intangible assets with an indefinite life

With respect to Monshowroom brand, recoverable amount was estimated at the year-end using the royalties method. The royalty rate amounted to 0.8%. This test did not reveal any evidence of impairment.

No evidence of impairment was also noted regarding Continental Edison brand.

Goodwill impairment losses

Recoverable value of goodwill was based on value in use. This value was determined by the discounted cash flows method, based on after-tax cash flows and using the following rates. In performing the estimation of cash flows, Cnova used internal and external analysis.

Parameters used for determination of 2012 values in use	2012 long-term growth rate	2012 after-tax discount rate
Cdiscount	2,2%	8,8%
Cnova Brazil	5,4%	15,9%

Assumptions used for determination of 2013 values in use	2013 long-term growth rate	2013 after-tax discount rate
Cdiscount	2,1%	7,6%
Cnova Brazil	5,4%	15,9%

Assumptions used for determination of 2014 values in use	2014 long-term growth rate	2014 after-tax discount rate
Cdiscount	1,9%	7,3%
Cnova Brazil	6,5%	14,9%

The tests carried out as of December 31, 2012, 2013 and 2014 did not reveal any impairments of goodwill and no recoverable amount of goodwill was found to be close to the carrying amount.

Sensitivity analyses were performed to determine the main assumptions that are most exposed to a change in the foreseeable future and would lead to no impairment loss. Sensitivity was computed on a change in discount rate (50-basis point increase) and a change in long term Ebitda margin (50-basis point decrease) resulting in no potential impairment.

The market capitalization of Cnova amounted to €2,875 million as of December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23 Consolidated equity

Capital management

Cnova’s capital management objectives are to ensure Cnova’s ability to continue as a going concern and to provide an adequate value creation and return to shareholders.

Cnova monitors capital on the basis of the carrying amount of equity plus its loans (including loans due to CBD and Casino net of the current account related to the cash-pool due from Casino), less cash and cash equivalents as presented on the face of the balance sheet.

Management assesses Cnova’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Cnova manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Cnova may adjust its dividend policy, issue new shares, or sell assets to reduce debt.

Share capital

Share capital of Cnova is composed of 441,297,846 shares with a par value of €0.05, which include 25,567 shares conditionally issued on December 8, 2014 and recorded in the US book entry system on January 20, 2015. Resulting of the initial public offering of Cnova shares on NASDAQ, the share capital increased of 26,800,000 ordinary shares on November 21, 2014. Cnova also conditionally issued 25,567 restricted shares on December 8, 2014 as indicated above pursuant to Cnova Omnibus Incentive Plan to be granted to each individual serving as an independent director. Last, Cnova issued 2,357,327 shares in accordance with the exercise of the overallotment option of underwriters.

Notes to the consolidated statement of comprehensive income

€ thousands	2012	2013	2014
Available-for-sale financial assets	(141)	(43)	145
Change in fair value during the period	(141)	(43)	145
Reclassification to profit or loss	—	—	—
Income tax (expense)/benefit	—	—	—
Exchange differences	(25,480)	(91,381)	2,213
Change in translation differences during the period	(25,480)	(91,381)	2,213
Reclassification to profit or loss due to disposals during the period	—	—	—
Actuarial gains and losses	(226)	(135)	(476)
Change during the period	(226)	(135)	(476)
Income tax (expense)/benefit	—	—	—
Total	(25,847)	(91,560)	1,883

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24 Share-based payments

Cdiscount and Nova Pontocom have granted stock option plans or similar plans aiming to: (i) drive the expansion and success in developing the corporate purposes, allowing high level managers and employees to purchase shares issued by Cdiscount Group or by Nova Pontocom, encouraging their integration with Cnova; (ii) attract high level managers and employees to provide services to Cnova, offering them the added advantage of becoming Cnova shareholders; (iii) align the personal interests of high level managers and employees, providing them, as a form of incentive and added advantage, the chance of becoming Cnova shareholders; and (iv) stimulate greater integration of these executives and employees with Cnova’s objectives.

Besides on October 30, 2014, Cnova’s general meeting of shareholders adopted the Cnova N.V. 2014 Omnibus Incentive Plan to give Cnova a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants, and to provide incentives for future performance of services directly linked to shareholder value. The Omnibus Incentive Plan provides its board of directors with the authority to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, deferred stock unit awards or other awards that may be settled in or based upon the value of Cnova’s ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to 16,500,000 of Cnova’s ordinary shares may be issued pursuant to awards granted under the Omnibus Incentive Plan.

Cdiscount segment

In March 2012, Cdiscount Group granted 315,022 bonus shares to executives working for Cdiscount. The main characteristics of this bonus shares plan are as follows:

• Grant date: March 5, 2012

• Vesting date: March 5, 2014

• End of lock-up period: March 5, 2016

• No performance conditions

• Fair value of the share: €1.30

The fair value of the share was determined by an independent appraiser determining the enterprise value of Cdiscount Group, based on a multiple of sales minus net financial debt.

The total cost of this plan is €410 thousand and is recognized over 24 months on a straight-line basis. On March 5, 2014, 315,022 of Cdiscount Group’s new shares were issued and delivered to beneficiaries.

In 2011, 2012 and 2013, Cdiscount Group issued equity warrants to Casino and executives working for Cdiscount.

• July 29, 2011: 6,500,000 equity warrants were issued and exercisable from June 30, 2014 to December 31, 2016

• July 20, 2012: 932,000 equity warrants were issued and exercisable from June 30, 2015 to December 31, 2017

• July 19, 2013: 7,500,000 equity warrants were issued and exercisable from April 1, 2016 to September 30, 2016

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24 Share-based payments (Continued)

These rights were not subject to any vesting conditions. Each warrant entitled the holder to purchase a new Cdiscount Group’s share at a price of €1.09 for the 2011 and 2012 plans and €3.00 for the 2013 plan. The fair value of the rights was determined using a multi-criteria approach and was paid in cash by the subscribers. Therefore, no compensation expense was recorded for these rights. The cash for the subscription of the equity warrants was funded by interest bearing loans from the subscriber’s employer.

In April 2014, these previously issued equity warrants were repurchased by Casino for €10 million and the related loans were reimbursed. The equity warrants were cancelled on July 11, 2014.

Moreover, some executives working for Cdiscount are beneficiaries of bonus share plans at Casino level. Share-based compensation expenses recorded are respectively €120 thousand, €(32) thousand and 50 thousand respectively in years 2012, 2013 and 2014.

Cnova Brazil segment

Some executives are eligible to participate in the Plan, as determined by Nova Pontocom’s board of directors (the ‘‘Beneficiaries’’). According to the provisions of Article 171, § 3, of Law 6,404/76, there shall be no preemptive rights for granting or exercising the Plan’s stock options. Shares resulting from the option exercise shall have the rights set forth in the Plan, in the respective Programs and Agreement, it being understood that the beneficiaries shall always be entitled to receive the dividends that might be distributed due to the subscription or acquisition, as the case may be. Once the Beneficiary exercises the option, the corresponding shares shall be issued through Nova HoldCo’s capital increase.

The effects of share-based payments made to Cnova Brazil executives are recognized in ‘‘employee benefits expenses’’ under the caption ‘‘General and administrative expenses’’ of the income statement. The expense resulting of those plans is €155 thousand in 2012, €(393) thousand in 2013 and nil in 2014.

The fair value of those share-based payments was calculated based on the Black & Scholes option valuation model considering the following assumptions:

Granting data
Restated expected volatility (i)	56.8%
Program duration (years)	50% downpayment and 7.14% over 42 months
Risk-free rate	From 10.72% to 11.90% Fair
value of the option on the grant date (per option) (ii)	From R$32.86 to R$33.78

(i)  As Nova Pontocom was not a public company, expected volatility was estimated from volatility of a comparable listed competitor.

(ii)  Fair value of option on the grant date represents the fair value of the equity instrument (option) granted and not the strike price.

Moreover, some other executives can be beneficiary of stock option plans or similar at CBD level.

Deferred Stock Units (DSU)

On November 19, 2014 date of completion of the initial public offering, and pursuant to its Omnibus Incentive Plan, Cnova granted to certain executives of Cnova deferred stock units (DSU) with respect to 1,319,999 of ordinary shares. The DSU are non-forfeitable, vest on the date of grant and will be settled for no consideration on the fourth anniversary of the offering by issuing or transferring ordinary shares to the recipient of a deferred stock unit award. The share-based compensation expense of € 9.5 million was recognized immediately on the date of grant under “Initial public offering expenses” (refer to note 9). This expense was based upon the fair value of the ordinary share to which was added any appropriate security social charges. The fair value was the quoted market price at the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24 Share-based payments (Continued)

Stock Appreciation Right Award (SAR)

On November 19, 2014 date of completion of the initial public offering, Casino granted certain executives of Cnova an award of cash-settled stock appreciation rights (‘‘SARs’’) with respect to 4,746,907 of ordinary shares. Each SAR award vests in full on the fourth anniversary of the completion of the offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share. Under certain conditions of termination of service prior to the vesting date (e.g., in the event of termination without cause), an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

As the SARs are fully cash-settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award will not have any rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient’s death.

Fair value of the SARs was measured using a Black and Scholes pricing model taking into account the terms and conditions upon which the instruments were granted. The share based payment expense relating to the SARs as of December 31, 2014 was €112 thousand. No SARs had vested at December 31, 2014.

Key assumptions used for the determination of the fair value of this instrument are:

•                  Dividend yield: 0

•                  Expected volatility: 32.5%

•                  Risk-free interest rate: 0.33%

•                  Expected life (years): 4

Note 25 Provisions

Breakdown and movements

€ thousands	January 1, 2012	Increases	Reversals (used)	Reversals (surplus)	Business combination or loss of control	Translation adjustment	Other	December 31, 2012
Pensions (note 26)	583	246	—	—	—	—	226	1,055
Claims and litigation	5,468	1,631	(1,676)	—	—	—	(2,851)	2,572
Total	6,051	1,877	(1,676)	—	—	—	(2,625)	3,627
of which short-term	4,635	1,631	(1,676)	—	—	—	(2,851)	1,739
of which long-term	1,416	246	—	—	—	—	226	1,888

€ thousands	January 1, 2013	Increases	Reversals (used)	Reversals (surplus)	Business combination or loss of control	Translation adjustment	Other	December 31, 2013
Pensions (note 26)	1,055	308	—	—	—	—	136	1,499
Claims and litigation	2,572	3,791	(2,211)	(861)	—	(70)	—	3,221
Total	3,627	4,099	(2,211)	(861)	—	(70)	136	4,720
of which short-term	1,739	1,954	(1,378)	(861)	—	(70)	—	1,384
of which long-term	1,888	2,145	(833)	—	—	—	136	3,336

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25 Provisions (Continued)

€ thousands	January 1, 2014	Increases	Reversals (used)	Reversals (surplus)	Business combination or loss of control	Translation adjustment	Other	December 31, 2014
Pensions (note 26)	1,499	221	—	—	11	(0)	493	2,224
Claims and litigation	3,221	5,777	(1,187)	(545)	—	74	(224)	7,117
Total	4,720	5,998	(1,187)	(545)	11	74	269	9,341
of which short-term	1,384	5,777	(1,187)	(545)	—	74	(771)	4,733
of which long-term	3,336	221	—	—	11	(0)	1,041	4,608

Cnova incurred restructuring costs in 2012, 2013 and 2014. Those costs were actual expenses:

• 2012: €2,847 thousand, composed of costs incurred in Cdiscount headquarters restructuring and some subsidiaries closing

• 2013: €2,790 thousand, mainly composed of the Nova Pontocom Reorganization which caused severance payments to managers of the logistics department

• 2014: €7,388 thousand, mainly composed of bonuses (€4.8 million) and cost related to Cdiscount change of executive offices (€1.2 million)

As of December 31, 2012, 2013 and 2014, there was no outstanding balance.

Claims and litigations result mainly from litigations with suppliers or employees and complaints from clients who are not satisfied with the products received and the delivery date. In 2012, it was notably composed of litigation with a supplier reversed in 2013 (€0.7 million). In 2013, the main risk related to a litigation following a breach of contract with a supplier (€1.6 million); and still in progress. The outcome is expected within a year.

In addition, a provision of €3.3 million was recorded in 2014 in relation to a Cdiscount tax risk.

Cnova has no significant contingent liabilities as of December 31, 2014.

Note 26 Pension and other post-employment benefit obligations

Overview of plans

DEFINED CONTRIBUTION PLAN

Defined contribution plans are retirement provisions through which an employer commits to such funding through the regular payment of contributions to a managing body. The employer’s commitment to the payment of contributions is limited and therefore does not guarantee the pension amount that employees will receive. This type of plan predominantly concerns employees of Cnova’s French entities. The latter come under the general social security system which is administered by the French state.

The expense for the year relating to defined contribution plans is €6,945 thousand as of December 31, 2014 (2013: €5,627 thousand, 2012: €5,117 thousand).

DEFINED BENEFIT SCHEME

In France, an industry-specific agreement between employers and employees provides for the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

Main assumptions used in determining total obligations related to defined benefit plans

Plans falling under defined benefit schemes are exposed to interest rate risk, rate of salary increase risk and mortality rate risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 26 Pension and other post-employment benefit obligations (Continued)

The following table summarizes the main actuarial assumptions used to measure the obligation:

	2012	2013	2014
Discount rate	3.2%	3.2%	2,2%
Expected rate of future salary increases	2.5%	3.0%	3,0%
Retirement age	64	64	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Sensitivity analysis

The impact of a variation of +/- 50 bp on the discount rate would generate a change of respectively -10.7% and +12.2% of the total amount of the commitment.

The impact of a variation of +/- 50 bp on the expected rate of future salary increases would generate a change of respectively +12% and -10.7% of the total amount of the commitment.

RECONCILIATION OF LIABILITIES IN THE BALANCE SHEET

€ thousands	2012	2013	2014
As of January 1	583	1,055	1,499
Cost for the period	246	308	221
Actuarial gains or losses recognized in equity	226	136	493
Business combination or loss of control	—	—	11
Translation adjustment	—	—	—
Other movements	—	—	—
As of December 31	1,055	1,499	2,224

Note 27 Financial debt

	2012			2013			2014
€ thousands	Non- current Current Portion	Current Portion	Total	Non- current Current Portion	Current Portion	Total	Non- current Current Portion	Current Portion	Total
Borrowings	5	—	5	1,647	—	1,647	2,045	193	2,239
CBD loan (i) (note 33)	—	—	—	68,230	—	68,230	—	8,060	8,060
BIG C Thaïlande Loan	—	—	—	—	—	—	—	2,112	2,112
Bond (Cnova Brazil)	—	39,008	39,008	—	—	—	—	—	—
Cash pool balances with Casino (note 33)	—	35,932	35,932	—	31,274	31,274		68,349	68,349
Put options granted to owners of Monshowroom (note 4)	—	—	—	8,300	2,200	10,500	—	—	—
Bank overdrafts	—	—	—	—	30,899	30,899	—	169	169
Other financial liabilities	1,414	1,646	3,060	4,971	15,797	20,768	—	23,674	23,674
Financial debt	1,419	76,586	78,005	83,148	80,170	163,318	2,045	102,557	104,603

(i)                As stated in the ‘‘Description of reporting entity,’’ this loan will not be dropped down during the Nova Pontocom Reorganization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 27 Financial debt (Continued)

Cnova financial debt decreased by €58.7 million on the year. As part of Nova Pontocom reorganization, GPA loan was retained by Nova Holdco for an amount of €106.4 million, leading to a financial debt of €104.6 million (non current: €2 million, current: €102.6 million) as of December 31, 2014.

Detail of main financial debts:

	Nominal amount	Interest rate	Issue date	Due date	2012 (K€)	2013 (K€)	2014 (K€)
Borrowings	2,239	3% - 3.5%	November 2013	June 2023	—	1,647	2,239
CBD loan	63,840	105,35% * CDI(i)	April 2013	February 2017	—	68,230	—
CBD loan	7,669	105% * CDI(i)	July 2014	January 2015	—	—	8,060
BIG C Thaïlande Loan	2,105	4.08% - 4.15%	June at November 2014	At call	—	—	2,112
Bond (Cnova Brazil)	36,988	105,35% * CDI(i)	April 2012	April 2013	39,008	—	—
Cdiscount Group current account	—	Eonia 1 month + 0,05%	—	—	35,932	31,274	—
Cash pool balances with Casino	—	Eonia 1 month + 0,50%	—	—	—	—	68,349

(i)                                     CDI: Certificado de Deposito Interbancario, or interbank deposit certificate, rate

Note 28 Other liabilities

	2012			2013			2014
€ thousands	Non- current	Current (i)	Total	Non- current	Current (i)	Total	Non- current	Current	Total
Amounts due to suppliers of PP&E	—	4,280	4,280	—	4,150	4,150	—	4,540	4,540
Other liabilities	574	72,404	72,978	477	85,053	85,529	2,337	109,693	112,030
Deferred income	5,185	1,804	6,989	3,337	2,487	5,824	1,686	3,720	5,406
TOTAL	5,759	78,488	84,247	3,814	91,690	95,503	4,023	117,953	121,976

(i)             Current other liabilities include reimbursements of certain expenses to CBD for €9.2 million in 2012, €11.5 million in 2013. The amount is nil in 2014

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 29 Fair value of financial instruments

Financial assets

The following tables show financial assets by category.

	2012		2012	Carrying amount			Total
€ thousands Financial assets	Carrying amount (A)	Non financial assets (B)	Total Financial assets (A-B)	Assets held for trading	Loans and receivables	AFS - mesured at fair value	Fair value
Other non-current assets	67,670	62,903	4,767	—	4,055	712	4,767
Trade receivables	120,536	—	120,536	—	120,536	—	120,536
Other current assets	150,117	24,508	125,609	—	125,609	—	125,609
Cash and cash equivalents	176,601	—	176,601	—	176,601	—	176,601

	2013		2013	Carrying amount			Total
€ thousands Financial assets	Carrying amount (A)	Non financial assets (B)	Total Financial assets (A-B)	Assets held for trading	Loans and receivables	AFS - mesured at fair value	Fair value
Other non-current assets	112,118	84,002	28,115	—	27,041	1,074	28,115
Trade receivables	110,380	—	110,380	—	110,380	—	110,380
Other current assets	168,635	111,440	57,195	—	57,195	—	57,195
Cash and cash equivalents	263,550	—	263,550	—	263,550	—	263,550

	2014		2014	Carrying amount			Total
€ thousands Financial assets	Carrying amount (A)	Non financial assets (B)	Total Financial assets (A-B)	Assets held for trading	Loans and receivables	AFS - mesured at fair value	Fair value
Other non-current assets	93,727	70,280	23,447	—	21,373	2,074	23,447
Trade receivables	139,307	—	139,307	—	139,307	—	139,307
Other current assets	202,627	26,437	176,191	—	176,191	—	176,191
Cash and cash equivalents	573,321	—	573,321	—	573,321	—	573,321

The fair value of AFS is measured using standard methods of analysis (level 3 inputs).

Note 29 Fair value of financial instruments (Continued)

Financial liabilities

	2012		2012	Carrying amount				Total
€ thousands Financial liabilities	Carrying amount (A)	Non financial liabilities (B)	Total Financial liabilities (A-B)	Liabilities at amortized cost	Liabilities for trading	Liabilities designated at fair value	Hedging instruments	Fair value
Financial debt	78,005	—	78,005	78,005	—	—	—	78,005
Trade payables	724,164	—	724,164	724,164	—	—	—	724,164
Other current liabilities	78,488	1,825	76,663	76,663	—	—	—	76,663
Other non-current liabilities	5,759	5,185	574	574	—	—	—	574

	2013		2013	Carrying amount				Total
€ thousands Financial liabilities	Carrying amount (A)	Non financial liabilities (B)	Total Financial liabilities (A-B)	Liabilities at amortized cost	Liabilities for trading	Liabilities designated at fair value	Hedging instruments	Fair value
Financial debt	163,318	—	163,318	163,318	—	—	—	163,318
Trade payables	905,417	—	905,417	905,417	—	—	—	905,417
Other current liabilities	91,690	2,504	89,186	89,186	—	—	—	89,186
Other non-current liabilities	3,814	3,337	477	477	—	—	—	477

	2014		2014	Carrying amount				Total
€ thousands Financial liabilities	Carrying amount (A)	Non financial liabilities (B)	Total Financial liabilities (A-B)	Liabilities at amortized cost	Liabilities for trading	Liabilities designated at fair value	Hedging instruments	Fair value
Financial debt	104,603	—	104,603	104,603	—	—	—	104,603
Trade payables	1,296,013	—	1,296,013	1,296,013	—	—	—	1,296,013
Other current liabilities	117,953	41,522	76,430	76,430	—	—	—	76,430
Other non-current liabilities	4,023	3,303	720	720	—	—	—	720

Note 30 Financial risk management objectives and policies

The main risks associated with Cnova’s financial instruments are market risks (currency, interest rate and equity risk), counterparty risk and liquidity risk.

Market risk

Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings issued at variable rates expose the Group to cash flow interest rate risk which is more than offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. As of December 31, 2014, most of the Group’s gross debt balance was subject to floating interest rates.

INTEREST RATE SENSITIVITY: RISKS ASSOCIATED WITH VARIABLE-RATE FINANCIAL INSTRUMENTS

The impact (before tax effect) on profit (loss) for the period of a 50 basis point increase or decrease in the CDI or Eonia interest rates, based on the variable rate financial instruments held by the Group at December 31, 2014, with all other variables held constant, was estimated to €2.8 and 1.0 million respectively for the periods ended December 31, 2014 and December 31, 2013.

Exposure to foreign exchange risk

Due to its operations in Brazil, Cnova is exposed to currency translation risk, in other words its balance sheet and income statement, and consequently its financial ratios, are sensitive to change in exchange rates as part of the integration principally of Cnova Brazil accounts. Cnova Group does not hedge this “translation exposure”. If the Brazilian real exchange rate had been 10 percent higher/lower and all other variables were held constant, the Group’s net profit would have increased/decreased by €2 million and €(3) million in 2014 (€2 million and €(2) million in 2013) ; and equity (excluding net profit) would have decreased/increased by €(42) million and €51 million in 2014 (€(41) million and €50 million in 2013), solely due to the translation of the financial statements denominated in Brazilian real.

On November 26, 2014 Cnova granted a R$345 million loan to Cnova Finança, a subsidiary of Cnova Brazil that is considered as part of its net investment in Cnova Brazil. The exchange difference amounting to €(2.3) million net of tax as of December 31, 2014 was recorded in other comprehensive income.

As of December 31, 2014, cash and cash equivalents include 345 million of Brazilian real (€107 million) in short-term deposits with two banks.

EXCHANGE RATES AGAINST THE EURO

	2012		2013		2014
Exchange rates against the euro	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
US dollar (USD)	1,3194	1,2856	1,3791	1,3281	1,2141	1,3285
Brazilian real (BRL)	2,7036	2,5097	3,2576	2,8702	3,2207	3,1211

Note 30 Financial risk management objectives and policies (continued)

Counterparty risk

Cnova is not exposed to significant counterparty risks in its operating activities and its short-term investment activities.

COUNTERPARTY RISK RELATED TO TRADE RECEIVABLES

Customer receivables are regularly monitored and Cnova’s exposure to the risk of bad debts is considered as limited because of the number of customers Cnova has through its operations.

Trade receivables (gross amount) break down as follows by maturity:

		Receivables past due on the balance sheet date
€ thousands	Receivables not yet due not impaired (A)	Receivables not more than one month past due	Receivables between one and six months past due	Receivables more than six months past due	Receivables overdue (B)	Doubtful receivables (C)	GROSS TOTAL (D)=(A)+(B) +(C)	Impairment losses (E)	NET TOTAL (D) - (E)
2012	84,642	3,445	7,838	5,547	16,830	62,614	164,086	(43,550)	120,536
2013	78,189	8,167	16,016	6,113	30,296	35,247	143,732	(33,352)	110,380
2014	116,570	4,476	6,851	6,876	18,203	37,785	172,559	(33,252)	139,307

Receivables past due but not impaired can vary substantially in length of time overdue depending on the type of customer, i.e. consumers or public authorities. Impairment policies are determined on an entity-by-entity basis according to customer type. As indicated above, Cnova believes that it has no material risk in terms of credit concentration.

COUNTERPARTY RISK RELATED TO OTHER ASSETS

Other assets, mainly comprising tax receivables, and repayment rights are neither past due nor impaired.

Credit risk on other financial assets—mainly comprising cash and cash equivalents and available-for-sale financial assets—corresponds to the risk of failure by the counterparty to fulfil its obligations. The maximum risk is equal to the instruments’ carrying amount. Cnova’s cash management policy consists of investing cash and cash equivalents with first category counterparties.

Liquidity risk

Cnova manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions. As of December 31, 2014, Cnova’s liquidity is also depending on the financing from its parent companies (Casino and CBD), see note 27.

As part of cash pool agreement with Cnova and its subsidiaries, unused credit lines amounted to €191.7 million as of December 31, 2014.

EXPOSURE TO LIQUIDITY RISK

The table below shows a maturity schedule for financial liabilities, including principal and interest but excluding discounting.

Note 30 Financial risk management objectives and policies (Continued)

	Maturity
€ thousands	Due within one year	Due in one to two years	Due in two to three years	Due in three to five years five years	Due beyond five years	2012 - Total	Carrying amount
Borrowings and bank overdrafts	5	—	—	—	—	5	5
CBD loan(i)	—	—	—	—	—	—	—
Bond (Cnova Brazil)	39,008	—	—	—	—	39,008	39,008
Cdiscount Group current account	35,932	—	—	—	—	35,932	35,932
Other financial liabilities	3,060	—	—	—	—	3,060	3,060
Trade payables and other liabilities	800,827	574	—	—	—	801,401	801,401
Total	878,832	574	—	—	—	879,406	879,406

	Maturity
€ thousands	Due within one year	Due in one to two years	Due in two to three years	Due in three to five years five years	Due beyond five years	2013 - Total	Carrying amount
Borrowings and bank overdrafts	30,947	186	271	507	865	32,775	32,545
CBD loan(i)	—	—	—	97,173	—	97,173	68,230
Cdiscount Group current account	31,274	—	—	—	—	31,274	31,274
Put options granted to owners of Monshowroom	2,200	—	2,400	5,900	—	10,500	10,500
Other financial liabilities	20,768	—	—	—	—	20,768	20,768
Trade payables and other liabilities	994,603	477	—	—	—	995,080	995,080
Total	1,079,792	663	2,671	103,580	865	1,187,570	1,158,397

(i)                As stated in the ‘‘Basis of preparation of Cnova consolidated financial statements,’’ this loan was not dropped down during the Nova Pontocom Reorganization.

	Maturity
€ thousands	Due within one year	Due in one to two years	Due in two to three years	Due in three to five years five years	Due to beyond five years	2014 - Total	Carrying amount
Borrowings and bank overdrafts	430	376	376	676	1,086	2,944	2,408
CBD loan	8,136	—	—	—	—	8,136	8,060
BIG C Loan	2,112	—	—	—	—	2,112	2,112
Cash pool balances with Casino	68,349	—	—	—	—	68,349	68,349
Other financial liabilities	23,674	—	—	—	—	23,674	23,674
Trade payables and other liabilities	1,371,089	720	—	—	—	1,371,809	1,371,809
Total	1,473,790	1,096	376	676	1,086	1,477,024	1,476,412

Note 30 Financial risk management objectives and policies (Continued)

Equity risk

The exposure of Cnova to equity securities price risk is limited to its investment in Partech International which is classified on the consolidated balance sheet as available-for-sale (refer to note 31).

Note 31 Off-balance sheet commitments

Management believes that, to the best of its knowledge, there were no off-balance sheet commitments as of December 31, 2012, 2013 and 2014, other than those described below, likely to have a material impact on Cnova’s current or future financial position.

Commitments given

The amounts disclosed in the table below represent the maximum potential amounts (not discounted) that Cnova might have to pay in respect of commitments given. They are not netted against sums which Cnova might recover through legal actions or counter-indemnities received.

€ thousands	2012	2013	2014
Assets pledged as collateral	—	—	—
Bank bonds and guarantees given	7,028	12,255	12,535
Firm purchase commitments (i)	2,775	550	695
Other commitments	4,275	3,975	2,872
Due:
Within one year	14,078	16,780	16,102
Due in one to five years	—	—	—
Due beyond five years	—	—	—
Total commitments given	14,078	16,780	16,102

(i)                  Reciprocal commitments

Cdiscount Group and historical shareholders of Monshowroom reciprocally gave call and put options on shares in Monshowroom not owned by Cdiscount Group. Those options were exercisable by slots from July 2013. As of December 31, 2012, the fair value of the commitment was estimated to €14,900 thousand. On September 2, 2013, the first slot was exercised by Cdiscount Group which owned Monshowroom control (refer note 4). At the same date, the fair value of the remaining put options was recorded as a financial debt at fair value for an amount of €10,500 thousand (refer to note 27). As of December 31, 2014, there is no remaining put further to the acquisition of the non-controlling interests (refer note 4).

Cnova also granted put / call options exercisable on or after November 1, 2017 over non-controlling interests in Cdiscount Colombia on 29% of shares and Cdiscout Latam on 10% of shares. Due to start up activity considerations on both subsidiaries, no significant values were measured at year-end.

Cdiscount Group has subscribed 500 shares A of Partech International with a €10,000 nominal amounting to a net book value of €2.1 million as of December 31, 2014.  As of December 31, 2014, Cdiscount Group was committed to release the remaining share capital subscribed for an amount of €2,872 thousand.

Note 31 Off-balance sheet commitments (Continued)

Lease commitments

Cnova has no finance leases and leases with purchase options on equipment.

Cnova has operating leases on properties used in the business that do not meet the criteria for classification as finance leases. The future minimum payments under non-cancellable operating leases break down as follows:

OPERATING LEASES AND SUB-LEASES WHERE CNOVA IS LESSEE

€ thousands	2012	2013	2014
Due within one year	14,000	12,218	12,457
Due in one to five years	28,530	27,445	24,621
Due beyond five years	4,644	5,378	6,836

Note 32 Contingent assets and liabilities

In the normal course of its business, Cnova is involved in a number of legal proceedings with third parties or with the tax authorities in certain countries. Provisions are set aside to cover these proceedings when Cnova has a legal, contractual or constructive obligation towards a third party at year-end, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

Note 33 Related party transactions

Related parties are:

•  Parent companies (mainly Casino, CBD and Via Varejo);

•  Entities that exercise joint control or significant influence over the entity;

•  Associates;

•  Members of the entity’s administrative, management and supervisory bodies. Cnova has relations with all its entities in its day-to-day management.

Related party transactions with parent companies

Main related parties’ transactions with Casino and its subsidiaries (principally CBD and Via Varejo and Distribution Casino France) are:

Cnova Reorganization and acquisition of 30% in C-Asia

Equity transactions occurred during 2013 and 2014 to achieve the Cnova Reorganization. Those are described in “Description of reporting entity” and note 4.

Note 33 Related party transactions (Continued)

Management Support and Strategic Advisory Agreement

On June 4, 2014, Cnova entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, Cnova has agreed to pay fees based on a pro-rata basis from the date of the Cnova reorganization through the end of the year. The fees will be assessed on a cost plus basis, to be invoiced biannually. The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group companies will issue an additional invoice or credit note. The fees related to 2014 were finally invoiced on an €4.1 million annual basis.

The management support and strategic advisory agreement is entered into for an indefinite term and may only be terminated upon mutual consent, or by any party with 90-day prior written notice.

Polca Holding Cash Pooling Agreement

On July 1, 2014, Cnova entered into a Current Account Agreement with Polca Holding, a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Certain of Cnova’s European subsidiaries, including Cdiscount, Cdiscount Group and Cdiscount International, also acceded to the Current Account Agreement with Polca Holding, respectively on August 1, October 17 and August 1, 2014. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance.

Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Polca Holding and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

The term of the agreement is indefinite.

The total amount which can be withdrawn under this agreement amounts to €440 million as amended in March 2015.

Cdiscount segment

•  Intercompany current account agreements with Casino

Under the agreements, current account bears interest income at 1M-EONIA + 0.5%, when Cdiscount sends cash to Casino and interest expense at 1M-EONIA -0.05% when Cdiscount receives cash from Casino. Current account balances are described in notes 16 and 27. These agreements were terminated in the second semester 2014.

•  Logistic agreement with Easydis

On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis S.A.S. (“Easydis”), which is an affiliate of Casino. Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France. Easydis handles receipt of inventory at the center, inspection of products from Cdiscount’s suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping.

The term of the agreement is six years, from June 1, 2014, until June 1, 2020. It is automatically renewable for successive six-year periods.

Note 33 Related party transactions (Continued)

•  Logistic agreement with CCV

On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV SNC, or CCV, a member of the Casino Group as amended on May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as Click-and-Collect locations for customers purchasing heavy or large products on our sites.

The agreement terminates on January 1, 2023, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

•  Pick-Up point agreements

We have entered into a number of agreements, which have been amended from time to time, with members of the Casino Group relating to pick-up point and related services provided to us by such related parties.

The agreements terminate on June 1, 2024, and will be automatically renewed for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the relevant period.

•  Cdiscount Casino International Agency Agreement

Cdiscount and Casino International SAS, or Casino International, entered into an agency agreement that became effective on January 10, 2008. Under the terms of the agreement, Casino International, on an exclusive basis, (i) negotiates and sells on behalf of Cdiscount, but through International Retail and Trade Services, or IRTS, a Swiss subsidiary of Casino acting itself as agent of Casino International, to international suppliers and small and medium sized companies, services offered by Cdiscount such as marketing studies and the sale of data; (ii) advises Cdiscount notably on international synergies and (iii) collects the sums paid by international suppliers and small and medium sized companies for services sold by Casino International on behalf of Cdiscount.

Under the terms of the agreement, Cdiscount reimburses Casino International each fiscal year for a portion of the expenses set forth in the financial statements of Casino International for the previous fiscal year.

Casino International undertakes to pay Cdiscount all the sums it collects on behalf of Cdiscount from international suppliers and small and medium sized companies for the services rendered by Cdiscount (after having retained its own remuneration). Subject to Casino International’s and IRTS’ prior consent, Cdiscount may directly invoice the international suppliers or small and medium sized companies and collect the applicable payments.

The agreement is automatically renewable each year for successive one-year periods.

As from January 1, 2015, this agreement shall be extended to the benefit of other Cnova’s subsidiaries implemented where we conduct operations.

•  Cdiscount EMC Commercial Partnership Agreement

On May 14, 2014, EMC Distribution S.A.S., or EMC, the central purchasing entity for the Casino Group, and Cdiscount S.A. entered into a commercial partnership agreement. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain framework agreements with suppliers.

This agreement is effective until June 1, 2024, and is automatically renewable for another five-year period unless terminated with an 18-month prior notice.

Note 33 Related party transactions (Continued)

•  Distribution Casino France Commercial Partnership Agreements

On May 19, 2014, Cdiscount and Distribution Casino France SAS, or DCF, entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other. Neither party has a purchase volume obligation under the agreements.

The agreements terminate on June 1, 2024, and are automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

•  EMC Distribution Supply Agreement

On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period.

•  Cdiscount Finlandek Trademark License Agreement

Pursuant to a licensing agreement dated May 16, 2014, Casino has granted a non-exclusive license to Cdiscount for the use of the Finlandek trademark in order to manufacture, distribute, trade, promote and sell certain products in France. The license has been granted for free until March 1, 2016, and thereafter the parties undertake to negotiate in good faith the amount of royalties to be paid by Cdiscount to Casino.

The agreement terminates on February 29, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to expiration of the initial period.

The agreement will automatically terminate if Cdiscount is no longer part of the Casino Group. In case of termination, other than resulting from the fault of Cdiscount, Cdiscount will be entitled to distribute its remaining Finlandek inventory for 12 months.

•  Cdiscount brand image use agreement

Cdiscount and Distribution Casino France entered into an agreement on December 19, 2014 whereby Cdiscount grants DCF with the right to use its “low price” brand image within its network in order to support DCF in its politics aiming to conquer market shares. The fees to be paid by DCF in counterpart of the use of Cdiscount brand image shall be defined on a yearly basis depending on services rendered and market practices. The agreement is effective as from January 1, 2014.

Note 33 Related party transactions (Continued)

Nova Pontocom segment

•  Intercompany loan agreement with CBD

On July 18, 2011, Nova Pontocom entered into a loan facility agreement with CBD for an initial amount of up to R$292 million. As a result of the Nova Pontocom Reorganization (refer to ‘‘Description of reporting entity’’), only R$25 million were transferred to Cnova Brazil and the remaining was retained by Nova Holdco. This loan bears interest at 105% of CDI rate with an initial maturity date on January 30, 2015, which was renegotiated in the beginning of 2015 to February 6, 2017. The outstanding balance including accrued interest amounted to R$26 million (€8.1 million) as of December 31, 2014.

•  Trademark use license agreement with CBD group

On July 24, 2014, Cnova entered into several license agreements. Under these license agreements, the trademarks, “Extra,” “Casas Bahia,” and “Ponto Frio” are licensed by CBD and Via Varejo to Nova OpCo. Nova OpCo was granted a right of use of the domain names “extra.com.br,” “casasbahia.com.br,” and “pontofrio.com.br” in separate authorization letters subject to the same terms and conditions as the license agreements. These license agreements have an initial term of 20 years and are automatically renewable for a period of 10 years thereafter. Cnova is required to pay a one-time licensing fee of R$100,000.00 to each of CBD and Via Varejo.

•  Cnova Brazil Operational Agreement

On October 17, 2013, Nova Pontocom, CBD and Via Varejo entered into the Nova Pontocom Operational Agreement. The Nova Pontocom Operating Agreement is intended to promote the alignment of the parties’ interests in the development of their businesses.

Pursuant to the IPO and Framework Agreement, on July 24, 2014, Cnova entered into an amended Nova Pontocom Operational Agreement, or the Amended Operational Agreement, with Nova OpCo, CBD, Via Varejo and Nova HoldCo. The Amended Operational Agreement requires that Via Varejo procure for Nova OpCo common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business. Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any eCommerce related activities in Brazil exclusively through Nova OpCo, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates eCommerce activities in Brazil. Nova OpCo is required to align its prices with Via Varejo S.A. with respect to certain products sold under Via Varejo and CBD’s brands (Casas Bahia, Extra and Ponto Frio). The Amended Operational Agreement provides the Company and Nova OpCo with the right to use and exploit private labels or brands owned by Via Varejo and CBD provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it.

The Amended Operational Agreement also provides for a payment of a fee by Nova OpCo to Via Varejo in an amount equal to 1.3% of the amount paid by Nova OpCo for purchases of any items from common suppliers. The payment of the fee is due during the period beginning on October 17, 2013 and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year. The agreement requires us to maintain appropriate levels of service for our eCommerce platforms.

•  Cnova Brazil Accommodation Agreements

The agreements allow Cnova Brazil’s customers to pick-up their products directly at certain brick-and-mortar retail stores owned by CBD and Via Varejo. Nova Pontocom does not pay any fee for these arrangements.

•  Cnova Brazil Real estate leases

Nova Pontocom entered into commercial lease agreements with CBD or its subsidiaries for the lease of fulfillment centers.

Note 33 Related party transactions (Continued)

• Indemnification Agreement

On July 21, 2014, Nova OpCo entered into an indemnification agreement with Nova Pontocom. Pursuant to which, Nova OpCo agreed to indemnify, reimburse and hold Nova Pontocom harmless from damages, losses, expenses and costs arising from acts, facts, omissions, activities, events and legal proceedings related to the operating assets and liabilities contributed to Nova OpCo in the Nova Pontocom reorganization. The agreement expressly excludes certain liabilities. Nova OpCo’s obligation to indemnify Nova Pontocom will terminate upon expiration of the statute of limitations.

The following transactions were carried out with related parties (consisting of Casino and its subsidiaries):

	2012		2013		2014
€ thousands	Transactions	Balance	Transactions	Balance	Transactions	Balance
Loans due from Parent Companies	16,192	68,810	(1,326)	67,484	3,662	71,146
Receivables	(1,664)	3,784	(841)	2,943	60,977	63,920
Loan due to Parent Companies	16,544	35,932	63,572	99,504	5,701	105,205
Payables	24,950	64,910	(11,136)	53,774	42,872	96,646
Expense	84,732	—	92,241	—	130,141	—
Income	6,978	—	7,135	—	45,614	—

Other related party transactions

Cdiscount with Banque du Groupe Casino

Banque du Groupe Casino (BGC) is a French credit institution of which Casino and Crédit Mutuel S.A. own 50.0% and 50.0% of the share capital, respectively.

• Cooperation agreement

The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount’s customers, via Cdiscount’s sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino. This agreement is effective until December 30, 2016 and is automatically renewable for a 5-year period unless terminated by either party with written notice sent 18 months prior to the expiration of each period. Subject to exemptions for identified products and services, Cdiscount granted BGC in 2011 the exclusivity for the distribution of any banking, insurance and savings products and services to its actual and future French customers under the arrangement, Cdiscount received a €7 million compensation which was recognized as revenues under the period of the agreement (five years).

Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of the financial services relating to the payment-in-installments option offered on Cdiscount’s sites, whereby customers are subject to the general terms and conditions of Banque Casino.

Note 33 Related party transactions (Continued)

With respect to the payment-in-installments option, the agreement provides for the terms for selecting customers and orders eligible for such services as well as the collection process for the installment payments. Banque Casino notifies Cdiscount of the method of calculating the fees which are invoiced to the customer under the general terms and conditions of the payment-in-installment option. Under the agreement, Cdiscount receives the total amount of the order within two days of the purchase and Banque Casino charges Cdiscount a fee equal to 0.8% of the three remaining financing installments, which fee may be reviewed by the parties on a quarterly basis. Subject to its predetermined satisfactory client’s scoring, Banque Casino assumes the credit risk for the installment payments. Regarding clients refused by Banque Casino, Cdiscount may select some of them and ask Banque Casino to grant them the installment payment service. In such case, Cdiscount assumes the credit risk.

• Profit and loss sharing agreement

On June 13, 2012, Cdiscount and BGC and a subsidiary of the Crédit Mutuel created an unincorporated joint venture in order to pool the resources needed for their partnership and to share the profit and losses of the common activity regarding Cdiscount customers.

On the basis of their contribution, the allocation of the interests in the joint venture is 40% for Cdiscount. The profits and the losses of the joint venture are shared by the stakeholders. In 2014, Cdiscount charged the unincorporated joint venture of €10.3 million expenses incurred (2013: €4.4 million, 2012: €1.7 million).

• Other transactions with BGC

As stated in note 13, Cdiscount sold trade receivables without recourse to Banque du Groupe Casino in 2012 and 2013. This agreement was not part of the profit and loss sharing agreement described above.

Cdiscount Go Sport Agreement

On November 19, 2012, Cdiscount entered into a development and management agreement for an online sales platform and fulfillment services related to this platform with Go Sport France S.A., or Go Sport, a French listed company that manufactures and distributes sports products and is controlled by Rallye, the controlling shareholder of Casino. Under the terms of this agreement, Cdiscount provides the following services to Go Sport: (i) development, maintenance and continuing operation of the eCommerce platform designed and developed by Cdiscount for the needs of Go Sport, (ii) logistics services, including reception and storage of products supplied by Go Sport or its vendors, shipment and delivery of the products, and processing of customer orders, (iii) customer support services, such as management of client requests and returns and (iv) reporting on the services rendered under the agreement.

Cdiscount received a fee in 2012 for the establishment of the platform. Cdiscount’s compensation under the agreement is based on the annual turnover of the platform and varies based on Go Sport’s annual revenues from the platform, with a minimum annual amount. In addition to the variable compensation to be paid by Go Sport to Cdiscount, the agreement provides for payments to be made to Cdiscount on account of maintenance services, specific third-parties services and logistic and transport services.

The agreement is automatically renewable for successive one-year periods unless terminated by either party with six months’ prior notice. Go Sport may partially terminate this agreement with respect to the logistics services provided by Cdiscount at any time after 18 months, with a prior written notice of six months. On November 18, 2014, Go Sport partially terminated the agreement in respect of logistics services.

Note 33 Related party transactions (Continued)

Apple Corporate Guaranty

On April 29, 2014, CBD and Apple Computer Brasil Ltda., or Apple Brasil, entered into a Corporate Guaranty Agreement by which CBD absolutely and unconditionally guaranteed Nova Pontocom’s and Via Varejo’s obligations under certain agreements entered into with Apple Brasil governing the purchase and sale of goods and credit services provided by Apple Brasil to Nova Pontocom and Via Varejo, as well as any similar future agreements to be entered into between Apple Brasil and Nova Pontocom and/or Via Varejo. The guaranteed amount, in the case of the obligations of Nova Pontocom, was R$80 million.

There were no other transactions with associates in 2012, 2013 and 2014.

Related party transactions with individuals (directors, corporate officers and members of their families) are not material.

Key management personnel compensation

€ thousands	2012	2013	2014
Salaries and other benefits excluding payroll taxes (i)	3,189	12,560	7,633
Payroll taxes on salaries and other benefits	1,238	4,452	1,493
Termination benefits	—	—	—
Share-based payments	324	246	3,735
Total	4,751	17,259	12,861

(i)             gross salaries, bonuses, discretionary and statutory profit-sharing, benefits in kind and director’s fees.

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel. It relates to six managers in 2014 whereas amounts were related to managers of the combined entities (Cdiscount and Cnova Brazil) in 2012 and 2013.

Note 34 Subsequent events

•                  Launch of new Cdiscount site in Panama

Following the launch of new Cdiscount websites in Brazil, Thailand, Vietnam, Colombia, Ecuador, Ivory Coast, Senegal Cameroon and Belgium, Cnova continues its internationalization with the opening of cdiscount.com.pa in Panama (Latin America).

•                  Secondary listing on Euronext Paris

On January 21, 2015, Cnova announced that it received all approvals necessary from the Netherlands Authority for the Financial Markets (the “AFM”) and Euronext Paris and was granted a passport on its listing prospectus by the AFM to the French Autorité des marchés financiers for a secondary listing of its ordinary shares on the regulated market (marché réglementé) of Euronext Paris.  The Company did not issue or offer any new equity capital in conjunction with the listing.

Note 35 Main consolidated companies

The main companies are listed below:

	2012			2013			2014
Company	% control	% interest	Consolidation method	% control	% interest	Consolidation method	% control	% interest	Consolidation method
		Parent			Parent			Parent
Cnova
Cnova Comercio Electronico	—	—	—	96,00	96,00	FI	100,00	100,00	FI
Cdiscount Group	100,00	100,00	FI	100,00	100,00	FI	99,81	99,81	FI
Financière MSR	—	—	—	—	—	—	100,00	99,81	FI
E-Trend (i)	49,89	60,57	EM	71,28	60,61	FI	100,00	99,81	FI
Cdiscount	99,37	99,37	FI	99,37	99,37	FI	99,59	99,40	FI
Cdiscount Afrique	—	—	—	—	—	—	100,00	99,81	FI
CD Africa	—	—	—	—	—	—	85,00	84,84	FI
Cdiscount International BV	—	—	—	—	—	—	100,00	99,81	FI
C-Distribution Asia	—	—	—	—	—	—	60,00	59,89	FI
CLATAM	—	—	—	—	—	—	70,00	69,87	FI
Cdiscount Colombia	—	—	—	—	—	—	51,00	50,94	FI
C Distribution Thailand	—	—	—	—	—	—	70,00	41,92	FI
E-Cavi Ltd	—	—	—	—	—	—	80,00	47,91	FI
Cdiscount Vietnam	—	—	—	—	—	—	100,00	47,91	FI
Cnova France SAS	—	—	—	—	—	—	100,00	100,00	FI
Cnova Financa BV	—	—	—	—	—	—	100,00	100,00	FI

(i)             Refer to note 4

FI: fully integrated

EM: Equity method

COMPANY FINANCIAL STATEMENTS

COMPANY FINANCIAL STATEMENTS OF CNOVA N.V.

Balance sheet as of December 31, 2014

(before appropriation of current year result)

ASSETS

€ thousands	Notes	2014
Tangible fixed assets	1	101
Financial fixed assets	2	562,795
Deferred tax assets	3	13,029
Total non-current assets		575,925
Current assets, net	4	22,485
Cash	5	2,691
Total current assets		25,176
TOTAL ASSETS		601,101

EQUITY AND LIABILITIES

€ thousands	Notes	2014
Share capital	6	22,065
Additional paid-in capital		604,418
Legal reserves		(31,555)
Retained earnings and other reserves		(10,826)
Net profit (loss) of the period		(6,129)
Total equity		577,973
Trade payables		11,324
Other current liabilities	7	11,802
Total current liabilities		23,128
TOTAL EQUITY AND LIABILITIES		601,101

Condensed income statement for the year ended December 31, 2014

From May 30, 2014
€ thousands	to December 31, 2014
Result from subsidiaries after taxation (i)	(2,449)
General and administrative expenses	(5,701)
Financial income, net	864
Foreign currency exchange result	311
Income tax (provisions)/benefit	846

Result after taxation	(6,129)

(i)                          In the consolidated financial statements, the results of the subsidiaries were taken into account for the whole financial year, amounting to €(48,111). The result for subsidiaries after taxation, amounting to €(2,449) reflects the net result of subsidiaries starting from the date of contribution or acquisition until balance sheet date. The difference of €(45,662) was accounted for directly in equity at the moment of contribution or acquisition.

Statement of changes in Equity for the year ended December 31, 2014

€ thousands	Statutory capital	Additional paid in capital	Net result of the period	Retained earnings and other reserves	Legal reserves	Total equity
As of January 1, 2014	—	—	—	—	—	—
Issuance of shares	45	—	—	—	—	45
Contribution in-kind	20,561	471,768	—	—	—	492,329
Initial public offering	1,459	127,166	—	—	—	128,625
Acquisition of C-Asia	—	—	—	(13,651)	—	(13,651)
Change in legal reserve for self developed software	—	(2,000)	—	—	2,000	—
Share-based payments - Cnova N.V.	—	1,100	—	—	—	1,100
Other comprehensive income - Cnova N.V.	—	—	—	(595)	(2,334)	(2,929)
Net profit (loss) for the period - Cnova N.V.	—	—	(3,680)	—	—	(3,680)
Share-based payments - Subsidiaries	—	6,384	—	—	—	6,384
Other comprehensive income - Subsidiaries	—	—	—	(63)	(31,221)	(31,284)
Net profit (loss) for the period - Subsidiaries	—	—	(2,449)	—	—	(2,449)
Other-subsidiaries	—	—	—	3,483	—	3,483
As of December 31, 2014	22,065	604,418	(6,129)	(10,826)	(31,555)	577,973

•              Other comprehensive income of Cnova N.V. is mainly composed of foreign currency translation on a loan to Brazilian subsidiary considered as part of net investment in Cnova Brazil.

•              Other comprehensive income of subsidiaries is mainly composed of foreign currency translation from the Brazilian subsidiary.

Notes to the financial statements

Basis of preparation

A description of the Company’s activities and group structure is included in the Consolidated Financial Statements.

On June 4, 2014, the boards of directors of Casino Guichard-Perrachon S.A. (‘‘Casino’’), a public company in France, Companhia Brasileira de Distribuiçao (‘‘CBD’’ or ‘‘GPA’’), a controlled subsidiary of Casino and a public company in Brazil and in the United States, Via Varejo S.A. (‘‘Via Varejo’’), a controlled subsidiary of GPA and a public company in Brazil, Almacenes Éxito S.A. (‘‘Exito’’), a controlled subsidiary of Casino and a public company in Colombia have agreed the financial and legal conditions of the transfer of their respective eCommerce business in France and in Brazil under a newly incorporated Dutch holding company, Cnova N.V. (‘‘Cnova’’).

Between July 21 and July 24, transactions were completed allowing Cnova to obtain control over e-commerce activities of Casino Group in France, Brazil and Colombia. Those were followed by the additional acquisition of shares in Asian e-commerce activities on November 17, 2014 (resulting in the control of Cnova on Asian e-commerce activities of Casino Group).

The financial statements of the Company are prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code. The accounting policies applied are the same as in the consolidated financial statements. In accordance with article 362-8, Book 2 of the Dutch Civil Code, all subsidiaries are accounted for under the equity method. The accounting policies applied are explained in note 1 of the consolidated financial statements.

The Company statement of income has been prepared in accordance with Section 2:402 of the Dutch Civil Code, which allows a condensed Statement of income in the Company financial statements in the event that a comprehensive Statement of income is included in the consolidated Group financial statements.

The acquisitions under common control are recognized at book value at the date of acquisition because in the company only financial statements the legal form is leading.

The Company balance sheet has been prepared before the appropriation of result.

Note 1 — Tangible fixed assets

€ thousands	2014
Beginning of the year	—
Cost	101
Accumulated depreciation	—
End of year	101

Other fixed assets consist of furniture and fixtures.

Note 2 - Financial assets

Breakdown

€ thousands	2014
Investments in subsidiaries	454,812
Loans receivables from subsidiaries	107,983
Total financial assets	562,795

Investments in subsidiaries

€ thousands	2014
Beginning of the year	—
Contribution in kind	492,329
Profit from direct and indirect investments in subsidiary (i)	(2,449)
Exchange rate differences on translating foreign operations (ii)	(31,221)
Actuarial gains/(losses) on defined benefit pension plan	(341)
Changes in fair value of available-for-sale financial assets	188
Share based payments (iii)	6,384
Effect of pooling of interest of Asian entities (iv)	(13,651)
Other changes	3,573
End of year	454,812

(i)                                   this reflects the net result subsidiaries starting from the date of contribution or acquisition.

(ii)                                this impact relates essentially to Cnova Bazil (depreciation of the Real against Euro).

(iii)                             this impact results essentially from deferred stock units (DSU) with respect to 1,319,999 of ordinary shares granted to certain executives of Cnova. The DSU are non-forfeitable, vest on the date of grant and will be settled for no consideration on the fourth anniversary of the offering by issuing or transferring ordinary shares to the recipient of a deferred stock unit award.

(iv)                            On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd (“C-Asia”), which controls Casino’s eCommerce subsidiaries operating in Thailand and Vietnam to Cdiscount Group, for an amount of €16.7 million. This transaction resulted in Cnova N.V. obtaining indirect 60% control over C-Asia.

As this transfer occurred between entities under the common control of Casino, Cnova applied the pooling of interest method. Accordingly, the difference between the consideration paid and the book value of the 30% transferred was recorded through equity for an amount of €(13.7) million.

Cnova N.V. holds directly the following subsidiaries:

•                  Cdiscount Columbia SAS, Medellin, Columbia

•                  Cnova Commercia Electronico SA, Sao Paulo, Brazil

•                  Cdiscount Group SAS, Saint Etienne, France

•                  Cnova France, Saint Etienne, France.

For a list of directly or indirectly, wholly or virtually wholly owned subsidiaries, joint ventures and associates and shareholding percentages, see Note 35 to the consolidated financial statements.

Loans receivables from subsidiaries

€ thousands	2014
Beginning of the year	—
Issued and interests	111,096
Exchange rate differences	(3,112)
End of year	107,983

The loan receivable is related to Cnova Financa B.V. The final maturity date is November 28, 2017 and the interest rate is 82% x CDI (“Certificado de Depositó Interbancário”). The conditions of the loan are at arm’s length.

Note 3 — Deferred tax assets

Cnova recognized a deferred tax asset of €13.0 million with respect to the tax loss incurred in 2014 related mainly to IPO costs (refer to note 6) and based on its future taxable profits.

Note 4 - Other current assets, net

Breakdown

€ thousands	2014
Cash pool balances with Casino	20,361
Other receivables	2,124
Other current assets	22,485

Note 5 - Net cash and cash equivalents

Cash and deposits of € 2.7 million consist of time deposits and amounts held as bank balances. All bank balances and deposits are freely available.

Note 6 — Equity

The shareholders’ equity in the parent company financial statements equals the shareholders’ equity presented in the consolidated financial statements, except that legal reserve for currency translation. The currency translation reserve is included in legal reserves that are required by Dutch law. If the currency translation reserve has a negative balance distributions of the Company’s shareholders’ equity are restricted to the extent of the negative balance.

For more information on shareholders’ equity see consolidated statements of changes in equity in the consolidated financial statements.

Share capital

Share capital of Cnova is composed of 441,297,846 shares with a par value of €0.05. Resulting of the initial public offering of Cnova shares on NASDAQ, the share capital increased of 26,800,000 ordinary shares on November 21, 2014. Cnova also issued also 25,567 restricted shares at the same date pursuant to Cnova Omnibus Incentive Plan to be granted to each individual serving as an independent director (refer to note 23 of consolidated financial statements). Last, Cnova issued 2,357,327 shares in accordance with the exercise of the overallotment option of underwriters.

Initial Public Offering (IPO)

On November 21, 2014, the Company completed an Initial Public Offering (IPO) of 26,800,000 of ordinary shares at a price to the public of $7.00 per share. In December 2014, the underwriters of our IPO exercised their over-allotment option to purchase from us an additional 2,357,327 ordinary shares at a public offering price of $7.00 per share less the underwriting discount. The exercise of the over-allotment option brought the total number of ordinary shares sold in the IPO to 29,157,327. The total gross proceeds received by the Company from the IPO were €163.2 million. Fees related to the IPO amounted to €62 million, of which €46 million were accounted for as a deduction to share premium and €16 million were expensed (€2.7 million expensed in the statuatory accounts).

The shares began trading on the NASDAQ Global Select Market on November 21, 2014 and on the general segment of the regulated market of Euronext Paris on January 23, 2015.

Note 7 - Other current liabilities

Other current liabilities consist of sundry payables and mature within one year.

Note 8 - Related party transactions

Cnova N.V. has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements and were conducted at arm’s length.

On June 4, 2014, Cnova entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, Cnova has agreed to pay fees based on a pro-rata basis from the date of the Cnova reorganization through the end of the year. The fees will be assessed on a cost plus basis, to be invoiced biannually. The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group companies will issue an additional invoice or credit note. The fees related to 2014 were finally invoiced on an €4.1 million annual basis. The management support and strategic advisory agreement is entered into for an indefinite term and may only be terminated upon mutual consent, or by any party with 90-day prior written notice.

Note 9 Off-balance sheet commitments

Lease commitments

Cnova has no finance leases and leases with purchase options on equipment.

Cnova has operating leases on properties used in the business that do not meet the criteria for classification as finance leases. The future minimum payments under non-cancellable operating leases breaks down as follows:

OPERATING LEASES AND SUB-LEASES WHERE CNOVA IS LESSEE

€ thousands	2014
Due within one year	84
Due in one to five years	307
Due beyond five years	—

Note 10 Notes to the income statement

CNova N.V.’s income statement reflects net profit from subsidiaries and the company’s result.

Employees

The average number of employees of Cnova N.V. in full-time equivalents during 2014 was 1. Salaries, social security charges and pension expenses amounted to € 629 thousand, € 5 thousand and € 37 thousand, respectively, for 2014.

Auditor fees

The following table presents fees for professional services rendered by Ernst & Young for the audit of our financial statements for the year ended December 31, 2014 and fees billed for other services rendered by Ernst & Young for this period:

Year Ended
€ thousands	December 31, 2014
Audit fees	€3,234
Ernst & Young Accountants LLP	€57
Ernst & Young network	€3,177
Audit-related fees	€—
Tax fees	€—
All other fees	€—
Total	€3,234

Note 11 Compensations of Directors

The below tables show the compensation paid byCnova N.V. and its subsidiaries to Cnova N.V. directors in the 2014 fiscal year. s. Amounts are in euros unless otherwise stated.

Name and title	Director fees	Committee membership fees	Attendance fees	Chair fees	Long-term incentive awards
RSAs(1)
Non-executive directors
Jean-Charles Naouri, Chairman	—	—	—	—	—
Líbano Miranda Barroso	—	—	—	—	—
Yves Desjacques(2)	—	—	—	—	—
Didier Lévêque	—	—	—	—	—
Eleazar de Carvalho Filho	—	—	—	—	$60,000
Ronaldo Iabrudi dos Santos Pereira	—	—	—	—	—
Arnaud Strasser	—	—	—	—	—
Independent non-executive directors
Bernard Oppetit	—	—	—	—	$60,000
Silvio Genesini(2)	—	—	—	—	$60,000

Variable
	Base	cash			Long-term Incentive awards
Name and title	salary(4)	incentives(5)(6)	Pensions	Benefits(7)		(number)
					LTI 2012(8)	DSUs(9)	SARs(10)
Executive director
Germán Quiroga, Co-CEO	545,825	726,079	—	59,578	651,322	272,520	940,033

(1)                                 Restricted Stock Awards are granted under the Cnova N.V. 2014 Omnibus Incentive Plan.

(2)                                 Yves Desjacques resigned on December 8, 2014 and has not been paid for his directorship. Silvio Genesini was appointed in replacement of Mr. Desjacques on the same date.

(3)                                 The amounts were paid in Brazilian real and converted at 3.1211 BRL/EUR exchange rate, the average exchange rate for 2014 published by the European Central Bank.

(4)                                 Excludes €107,288 paid in January 2014 with respect to Mr. Quiroga’s 2013 salary.

(5)                                 Represents the annual bonus paid in 2014 with respect to 2013. This amount excludes non-recurring payments totaling €3,323,992.

(6)                                 Mr. Quiroga benefits from a retention plan under which € 2,402,999 are payable in two installments: the first installment of 40% in 2016 and the second installment of 60% in 2017, provided that he remains employed at the time of payment.

(7)                                 This represents the value of allowances or in-kind benefits for car, healthcare, meals and life insurance.

(8)                                 Bonus granted in 2012 but paid in 2014.

(9)                                 Deferred Stock Unit awards are granted under the Cnova N.V. 2014 Omnibus Incentive.

(10)                          Stock Appreciation Right awards are granted by Casino.

Variable cash incentives and retention plan for Executive director

Quiroga benefits from a retention plan at CNova Comércio Eletrônico S.A. under which €2,402,999 is payable in two installments, the first installment of 40% in 2016 and the second installment of 60% in 2017 subject to continued employment at the time of payment.

OTHER INFORMATION

Independent auditor’s report

To: the shareholders of Cnova N.V.

Report on the financial statements

We have audited the accompanying financial statements 2014 of Cnova N.V., Amsterdam. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated balance sheet as at 31 December 2014, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising a summary of the significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at 31 December 2014, the company condensed income statement for the year then ended and the notes, comprising a summary of the accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the director’s report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Cnova N.V. as at 31 December 2014 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Cnova N.V. as at 31 December 2014 and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the director’s report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further, we report that the director’s report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Amsterdam, 8 April 2015

Ernst & Young Accountants LLP

T. Wiffrie

2.                                     DIVIDEND RIGHTS

To the extent any profits remain after reservation by our board of directors, a preferred dividend accrues on the special voting shares to an amount equal to one percent (1%) of the aggregate nominal value of the special voting shares that are issued and not held by the Company itself, which amount will not be distributed to the Voting Depository (the sole holder of the special voting shares) but will be added to a special dividend reserve of the Company. Any profits remaining thereafter will be at the disposal of the general meeting of shareholders for distribution to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.

3.                                     MAJOR SHAREHOLDERS

The following table and the notes thereto set forth certain information with respect to the beneficial ownership of our ordinary shares as of March 16, 2015 for:

•                  each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares or special voting depository receipts for special voting shares;

•                  each of our directors and executive officers individually; and

•                  all of our directors and executive officers as a group.

Casino, Dutch HoldCo, and Almacenes Éxito S.A. together own 412,114,952 of our ordinary shares and 100% of our special voting depository receipts for our special voting shares, representing 96.6% of the voting power of all of our ordinary shares and special voting shares together as a single class.

The amounts and percentages of ordinary shares and special voting depository receipts beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares and special voting depository receipts.

For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 16, 2015 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The Founding Shareholders own directly or indirectly 100% of the Special Voting Depository Receipts for Special Voting Shares pursuant to our Articles of Association, which entitles them to double voting rights (“Double Voting Rights”) in accordance with the terms of the Special Voting Agreement. In particular, for each ordinary share received in, or prior to, the Reorganization the Founding Shareholders vote, they receive two votes because they hold special voting depository receipts, which are stapled to special voting shares, even though as a legal and technical matter, the ordinary and special voting shares are separate securities. Thus, the Founding Shareholders have control over votes on fundamental and significant corporate matters and transactions pursuant to the Special Voting Agreement. For a discussion of the Founding Shareholders’ voting rights, see “17.2 Agreements Relating to Our Shares - Special Voting Agreement.” Moreover, a description of any material relationship that our principal shareholders have had with us or any of our predecessors or affiliates within the past three years is included below under “17 Related Party Transactions.”

Except as otherwise indicated, the business address for each of our shareholders listed below is c/o Cnova N.V., WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands.

	Shares Beneficially Owned(1)
	Ordinary Shares		Special Voting Depository Receipts for Special Voting Shares		% of Total Voting
Name of Beneficial Owner	Number	%	Number	%	Power
Principal Shareholders:
Casino, Guichard-Perrachon S.A.(2)(3)(4)(6)	412,114,952	93.4%	412,114,952	100.0%	96.6%
Dutch HoldCo(2)(4)(5)	220,481,500	50.0%	220,481,500	53.5%	51.7%
Companhia Brasileira de Distribuição(4)(5)	220,481,500	50.0%	220,481,500	53.5%	51.7%
Via Varejo S.A.(5)	220,481,500	50.0%	220,481,500	53.5%	51.7%
Nova Pontocom(5)	209,740,997	47.5%	209,740,997	50.9%	49.2%
Euris S.A.S.(3)	414,114,952	93.8%	412,114,952	100.0%	96.8%
Officers and Directors:
Jean-Charles Naouri(3)(6)	414,114,952	93.8%	412,114,952	100.0%	96.8%
Líbano Miranda Barroso	—	—	—	—	—
Silvio J. Genesini	—	—	—	—	—
Eleazar de Carvalho Filho	—	—	—	—	—
Ronaldo Iabrudi dos Santos Pereira	—	—	—	—	—
Didier Lévêque	—	—	—	—	—
Bernard Oppetit	*	*	—	—	*
Arnaud Strasser	—	—	—	—	—
Germán Quiroga(5)	*	*	*	*	*
Emmanuel Grenier	—	—	—	—	—
Vitor Fagá de Almeida	—	—	—	—	—
Fernando Tracanella(7)	—	—	—	—	—
Stéphane Brunel	—	—	—	—	—
All directors and executive officers as a group (14 persons)	414,734,952	93.8%	412,114,952	100.0%	96.8%

*                                         Less than 1%.

(1)                                 Beneficial ownership interests as of March 16, 2015 are set forth on the basis of 441,297,846 ordinary shares and 412,114,952 special voting depository receipts for special voting shares outstanding.

(2)                                 Based on a Schedule 13G filed by Casino, Guichard-Perrachon, S.A. on February 17, 2015. Includes 190,974,069 ordinary shares directly held of record by Casino as of November 19, 2014 and 190,974,069 special voting depositary receipts for special voting shares issued to Casino upon completion of the initial public offering; 659,383 ordinary shares held of record by Almacenes Éxito S.A. and 659,383 special voting depositary receipts for special voting shares issued to Almacenes Éxito S.A. upon completion of the initial public offering; 220,481,500 ordinary shares held of record by Dutch HoldCo, and 220,481,500 special voting depositary receipts for special voting shares issued to Dutch HoldCo upon completion of the initial public offering. Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino is the indirect controlling shareholder of Almacenes Éxito S.A. and may, therefore, be deemed to be the beneficial owner of the ordinary shares and special voting depositary receipts for special voting shares held of record by Almacenes Éxito S.A. Casino holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. See notes (4) and (5) for more information on Dutch HoldCo.

(3)                                 Based on a Schedule 13G filed by Casino, Guichard-Perrachon, S.A. on February 17, 2015, Mr. Naouri is the indirect controlling shareholder of Casino and may, therefore, be deemed to be the beneficial owner of 93.8% of our ordinary shares and 100% of our special voting depositary receipts for special voting shares. As of December 31, 2014: (i) Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S. (which is also a holder of record of 2,000,000 ordinary shares of Cnova), in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, entitling Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits; (ii) Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A.; (iii) Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and 94.4% of the voting power of Foncière Euris S.A.; (iv) Foncière Euris S.A. held, directly or indirectly, 55.4% of the equity securities and 71.1% of the voting power of Rallye S.A.; (v) Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on Euronext Paris. Each of Mr. Naouri and Casino, Guichard-Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Dutch HoldCo and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(4)                                 Based on a Schedule 13G filed by Companhia Brasileira de Distribuição on February 18, 2015, Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 41.3% of the equity securities and 99.9% of the voting power of Companhia Brasileira de Distribuição. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 24.7% of the equity securities and 65.6% of the voting power of Companhia Brasileira de Distribuição, and Sudaco Participações S.A., also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 10.8% of the equity securities and 28.7% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Wilkes Participações S.A. and Sudaco Participações S.A. may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Dutch HoldCo and 220,481,500 special voting shares held by Dutch HoldCo. Each of Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Sudaco Participações S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Dutch HoldCo, except to the extent of any pecuniary interest therein.

(5)                                 Based on a Schedule 13G filed by Companhia Brasileira de Distribuição on February 18, 2015, Companhia Brasileira de Distribuição, Via Varejo S.A., Germán Quiroga and certain other shareholders of Nova Pontocom hold, respectively, 52.3%, 43.9%, 1.8% and 2.0% of the equity securities of Nova Pontocom. In addition, Companhia Brasileira de Distribuição owns, directly or indirectly, 43.4% of the equity securities and 62.3% of the voting power of Via Varejo S.A. Via Varejo S.A. is a public company with its shares traded on the Brazilian Securities, Commodities and Futures Exchange. Pursuant to a Shareholders Agreement (the “Nova Shareholders Agreement”) entered into among the shareholders of Nova Pontocom, the board of directors of Nova Pontocom consists of three members, two of whom are appointed by Companhia Brasileira de Distribuição and one of whom is appointed by Via Varejo S.A. Nova Pontocom, Companhia Brasileira de Distribuição and Via Varejo S.A. holds 95.1%, 2.7% and 2.2% of the equity securities and voting power of Lux HoldCo, respectively. Lux HoldCo holds 100% of the equity securities and voting power of Dutch HoldCo. As a result of the Nova Shareholders Agreement, Companhia Brasileira de Distribuição and Via Varejo S.A. may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Dutch HoldCo and 220,481,500 special voting shares held of record by Dutch HoldCo. Each of Companhia Brasileira de Distribuição and Via Varejo S.A. disclaims beneficial ownership in the ordinary shares and special voting shares owned by Dutch HoldCo, except to the extent of any pecuniary interest therein.

(6)                                 As the indirect controlling shareholder of each of Casino, Guichard-Perrachon S.A., Dutch HoldCo, Companhia Brasileira de Distribuição, Via Varejo S.A. and Almacenes Éxito S.A., Mr. Naouri may be deemed to have voting or investment control over each of the foregoing entities and the ordinary shares and special voting depositary receipts for special voting shares directly or indirectly owned by them. Mr. Naouri disclaims beneficial ownership in the ordinary shares and special voting depositary receipts for special voting shares owned directly or indirectly by each of Casino, Guichard-Perrachon S.A., Dutch HoldCo, Companhia Brasileira de Distribuição, Via Varejo S.A. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(7)                                 Fernando Tracanella is no longer an executive officer as of March 26, 2015.

4.                                     SPECIAL VOTING SHARES

As explained in “17.2 Agreements Relating to Our Shares - Special Voting Agreement,” a special voting structure allows Founding Shareholders and their Permitted Transferees, as those terms are defined in the Special Voting Agreement, to directly or indirectly receive twice as many voting rights in our general meeting of shareholders as the number of ordinary shares held by them and which are registered in our Founders Share Register (the “Double Voting Right Structure”).

In order to facilitate the Double Voting Right Structure, the Voting Depository has been incorporated as a foundation (stichting) under Dutch law. The Voting Depository is required to observe the provisions of the Special Voting Agreement, its articles of association and the Terms and Conditions (as described in “17.2 Agreements Relating to Our Shares - Special Voting Agreement”), in which organizational documents the Double Voting Right Structure will be “hard-wired” to the extent possible and appropriate.

The board of the Voting Depository is independent from the Company.

The members of the board of the Voting Depository are appointed, dismissed and suspended by a two-thirds supermajority of the holders of special voting depository receipts issued by the Voting Depository (i.e., the Founding Shareholders or their Permitted Transferees).

In order to allow our Founding Shareholders to directly or indirectly participate in the Double Voting Right Structure, certain Founding Shareholders, Nova HoldCo, Lux HoldCo, Dutch HoldCo and the Voting Depository entered into the Special Voting Agreement setting out the contractual terms of the Double Voting Right Structure. The ordinary shares held by Casino, Dutch HoldCo and Almacenes Éxito S.A. were registered in a separate section (the “Founders Share Register”) of our shareholders’ register before entering into the Special Voting Agreement.

Any ordinary share so registered in the Founders Share Register is not included in the regular trading system. These ordinary shares cannot be transferred in book-entry form via the regular trading system for as long as they are recorded in the Founders Share Register. In case of a transfer of such ordinary shares, except to a Permitted Transferee, the related Double Voting Rights will be lost.

We issued one special voting share to the Voting Depository (and only to the Voting Depository) for each ordinary share registered in the Founders Share Register. The nominal value of the special voting shares was paid up by charging our special capital reserve. The Voting Depository in turn issued one special voting depository receipt to each of Casino, Dutch HoldCo and Almacenes Éxito S.A. (and only to them) for each ordinary share held by them and registered in the Founders Share Register. The special voting depository receipts were issued without a consideration being payable.

Special voting depository receipts may only be held by Founding Shareholders and other Permitted Transferees. For this purpose, a “Permitted Transferee” is:

•                  a Founding Shareholder and its legal successors; and

•                  any entity that is (and only for as long as it remains) at least 90% controlled, directly or indirectly, by one or more Founding Shareholders, meaning that at least 90% of the shares, units, memberships or participations, as well as the voting rights attached thereto, are held, directly or indirectly, by one or more Founding Shareholders (i.e. including Nova HoldCo, Lux HoldCo and Dutch HoldCo and their respective legal successors as long as they remain 90% controlled by one or more Founding Shareholders).

New special voting shares may be issued by us to the Voting Depository only to the extent that Founding Shareholders (or their Permitted Transferees) (i) subscribe for additional ordinary shares in a capital increase of the Company (no additional special voting shares will be issued in relation to a purchase of additional ordinary shares from third parties) and (ii) register those ordinary shares in the Founders Share Register (making those ordinary shares non-tradable). For each special voting share thus issued, one additional special voting depository receipt will be newly issued by the Voting Depository to the relevant Founding Shareholder(s) (or Permitted Transferee(s)) participating in such capital increase of the Company.

The special voting shares vote together with the ordinary shares as a single class, such that our Founding Shareholders have Double Voting Rights. However, as a legal and technical matter, they are a separate security. The Voting Depository may not transfer the special voting shares (other than to the Company) and the special voting shares will not be listed. Similarly, special voting depository receipts may not be transferred (other than to Permitted Transferees or to the Company).

Each special voting depository receipt is “stapled” to the underlying special voting share. Each special voting share is, in turn, “stapled” to the ordinary share in respect of which it is issued.

The special voting depository receipts carry no economic rights and any (minimal) economic rights attached to the special voting shares will be waived by the Voting Depository, although Cnova agreed to reimburse the Voting Depository for reasonable costs incurred by it in connection with the administration and operation of the Double Voting Right Structure.

In respect of each general meeting of shareholders of the Company, each special voting depository receipt carries the right:

•                  to request and receive an ad hoc voting proxy for that particular general meeting of shareholders from the Voting Depository in order to exercise the voting rights in respect of the special voting share which is “stapled” to that special voting depository receipt; or

•                  to instruct the Voting Depository to vote the special voting share which is “stapled” to that special voting depository receipt as directed by the holder thereof resulting in Double Voting Rights for the Founding Shareholders (directly or indirectly through Nova HoldCo, Lux HoldCo and Dutch HoldCo) and other Permitted Transferees in respect of the ordinary shares registered in the Founders Share Register.

To the extent that, at a general meeting of shareholders of the Company, no voting proxy is issued and no voting instruction is given in respect of one or more special voting shares (or if the Voting Depository holds special voting shares for which, for any reason, no special voting depository receipts are outstanding), the special voting shares concerned will not be voted by the Voting Depository (and shall not be taken into account for the computation of the presence of a quorum at such general meeting of shareholders).

Special voting depository receipts will be forfeited (and the “stapled” special voting share will be transferred by the Voting Depository back to the Company for no consideration) if:

•                  the holder of that special voting depository receipt transfers the “stapled” ordinary share to another party other than a Permitted Transferee or includes, or causes the inclusion of, the “stapled” ordinary share in a clearing, settlement or trading system of a stock exchange; or

•                  the holder of that special voting depository receipt ceases to be a Permitted Transferee (as the result of the Founding Shareholders failing to maintain the requisite level of control of that entity).

Special voting depository receipts may, together with the “stapled” ordinary shares, be transferred between Founding Shareholders and other Permitted Transferees.

Any amendment to the Terms and Conditions by the Board of the Voting Depository and any amendment to the Special Voting Agreement will require the approval of the Company and a resolution of the holders of special voting depository receipts adopted by two-thirds majority. The Double Voting Right Structure can be terminated by an affirmative vote of the holders of special voting depository receipts adopted by two-thirds majority, or at the request of a shareholder that, alone or together   with its group companies, holds at least 95% of the issued and outstanding ordinary shares in our capital, provided such shareholder undertakes to start squeeze-out proceedings pursuant to Section 2:92a of the Dutch Civil Code as soon as practicable following termination of the Double Voting Right Structure.

5.                                     EVENTS AFTER THE BALANCE SHEET DATE

For information regarding subsequent events, see note 34 to the consolidated financial statements.

6.                                     PROFIT APPROPRIATION

Board of Directors of the Company proposes to appropriate the loss for the period to the retained earnings.

Signature page to the 2014 Financial Statements of Cnova N.V.

THE BOARD OF DIRECTORS OF CNOVA N.V.

/s/ JEAN-CHARLES NAOURI	/s/ LÍBANO MIRANDA BARROSO
Jean-Charles Naouri	Líbano Miranda Barroso

/s/ SILVIO J. GENESINI	/s/ ELEAZAR DE CARVALHO FILHO
Silvio J. Genesini	Eleazar de Carvalho Filho

/s/ RONALDO IABRUDI DOS SANTOS PEREIRA	/s/ DIDIER LÉVÊQUE
Ronaldo Iabrudi dos Santos Pereira	Didier Lévêque

/s/ BERNARD OPPETIT	/s/ ARNAUD STRASSER
Bernard Oppetit	Arnaud Strasser

/s/ GERMÁN QUIROGA
Germán Quiroga

Date: April 8, 2015